Confidential Draft Submission No. 2 Submitted on January 14, 2013

As filed with the Securities and Exchange Commission on                , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Model N, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	77-0528806
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Model N, Inc. 1800 Bridge Parkway

Redwood City, California 94065

(650) 610-4600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Zack Rinat

Chief Executive Officer and

Chairman of the Board

Model N, Inc.

1800 Bridge Parkway

Redwood City, California 94065

(650) 610-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Theodore G. Wang, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Sujan Jain, Chief Financial Officer Errol H. Hunter, Esq., Associate General Counsel Model N, Inc. 1800 Bridge Parkway Redwood City, California 94065 (650) 610-4600	Jeffrey D. Saper, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.00005 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED                     , 2013

Prospectus

                    Shares

Common Stock

This is the initial public offering of common stock of Model N, Inc. Prior to this offering, there has been no public market for our common stock.

We are offering                 shares of common stock. The selling stockholders identified in this prospectus are selling an additional                 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The initial public offering price of the common stock is expected to be between $         and $         per share.

We intend to apply for listing our common stock for trading on                      under the symbol “MODN.”

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to                      additional shares of common stock to cover over-allotments.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about on                     , 2013.

J.P. Morgan	Deutsche Bank Securities

Stifel Nicolaus Weisel

Pacific Crest Securities Piper Jaffray	Raymond James

                    , 2013

You should rely only on the information contained in this prospectus or contained in any related free writing prospectus prepared by or on behalf of us. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any related free writing prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale or our common stock.

Through and including                 , 2013 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. The following summary should be read together with the more detailed information and consolidated financial statements and related notes appearing elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included in this prospectus.

Company Overview

We are a pioneer and leading provider of revenue management solutions for the life science and technology industries. Our solutions enable our customers to maximize revenues and reduce revenue compliance risk by transforming their revenue lifecycle from a series of tactical, disjointed operations into a strategic end-to-end process. Our application suites often become mission critical for our customers, enabling them to manage the strategy and execution of pricing, contracting, incentives and rebates. We believe our solutions serve as the system of record for our customers’ revenue management processes and can provide a competitive advantage for them. Our application suites are built on a modern, web-based platform that can be deployed both on-premise or through the cloud.

Our domain expertise in revenue management for the life science and technology industries has enabled us to develop applications designed to meet the unique, strategic needs of these industries. Our solutions include two complementary suites of software applications, Revenue Management Enterprise and Revenue Management Intelligence. Our Revenue Management Enterprise suite serves as the system of record for, and automates the execution of, revenue management processes such as pricing, contracting and incentive and rebate management. Our Revenue Management Intelligence suite provides analytical insights to define and optimize revenue management strategies. Historically, a substantial majority of our total revenues has been associated with our Revenue Management Enterprise suite. For example, in the fiscal year ended September 30, 2012, revenue from this suite constituted more than 90% of our total revenues.

We primarily target large and mid-sized organizations worldwide through our marketing team and direct sales force. We assist our customers with the configuration and implementation of our solutions and also work with system integrators and consultants to promote the implementation of our solutions. Our life science customers include Abbott Laboratories, Amgen Inc., Boston Scientific Corporation, Bristol-Meyers Squibb Company, Johnson & Johnson and Merck & Co., Inc., and our technology customers include Dell Inc., Nokia Corporation, STMicroelectronics N.V. and VMware, Inc.

We derive revenues primarily from the sale of our on-premise and cloud-based solutions and related implementation services, as well as maintenance and support and application support. Our solutions can be purchased as perpetual licenses or on a subscription basis depending on the customer’s preference. Applications can be purchased individually or as part of a complete suite. We grew our total revenues by 29% from $50.4 million in the fiscal year ended September 30, 2010 to $65.2 million in the fiscal year ended September 30, 2011, and by 29% from $65.2 million in the fiscal year ended September 30, 2011 to $84.3 million in the fiscal year ended September 30, 2012. We generated net income of $0.6 million and $1.5 million and a net loss of $5.7 million in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We had an accumulated deficit of $61.2 million as of September 30, 2012.

Overview of the Life Science and Technology Industries

According to Gartner, Inc., a research firm, in 2011, life science and technology companies spent a combined $17.3 billion on software, consulting services and internal information technology (IT) personnel dedicated to sales support, marketing and finance. Management of the revenue lifecycle is becoming a strategic imperative and source of competitive advantage for life science and technology companies as they address increasingly globalized markets, sophisticated buyers, complex channels and expanding volumes of data from internal and market sources. We believe these companies are seeking innovative solutions to increase revenues and reduce missed revenue opportunities, or revenue leakage, as the opportunity to capture lost revenues has a significant business impact for life science and technology companies. For example, International Data Corporation (IDC), a research firm, reported in its Health Insights 2009 report that a lack of centralized and automated solutions for managing the revenue lifecycle resulted in over $11 billion per year in lost revenue for companies in the life science industry alone.

Traditionally, many life science and technology companies have addressed revenue management through a patchwork of manual processes and inflexible and costly custom systems, which has led to a number of challenges in managing the revenue lifecycle effectively, including:

•

Incomplete and unreliable information for key strategic decisions.    The legacy manual processes and systems used to manage the revenue lifecycle creates silos of data, which cause companies to make strategic marketing, pricing and resource allocation decisions that are often based on incomplete or inaccurate information.

•

Revenue leakage due to inadequate contract management and enforcement.    Legacy approaches can result in contract mismanagement due to ineffective automation and monitoring of the commercial terms of complex custom-tailored contracts frequently used in the life science and technology industries.

•

Revenue leakage due to overpayment of incentives.    Life science and technology companies process massive volumes of rebates and incentives. A lack of centralized, automated and enforceable processes can result in overpayment of incentives.

•

Ineffective pricing across geographies and complex channels.    The inability to enforce a single price for a specific sales opportunity across regions and channels can result in channel conflicts, which result in price and revenue erosion.

•	Inaccurate financial reporting. Complex contracts and distribution channels have made it more difficult to obtain and process financial information, which can result in inaccurate financial reporting.

•

Difficulty complying with complicated government regulations.    Satisfying the regulatory requirements of numerous federal and state programs is increasingly complex for life science companies. Government audits can expose ineffective management of these regulatory requirements and can result in penalties or program ineligibility.

Our Solutions

Our customers use our solutions to achieve significant returns on investment, improve gross margins and address vital business objectives by:

•

Driving optimal pricing and contracting strategies.    Our solutions consolidate information across the revenue lifecycle and provide visibility into historical volume, price and contract performance trends. Our pricing analytics enable our customers to identify untapped revenue opportunities across customers or products and make better pricing and contracting decisions.

•

Realizing greater value from contracts.    Our solutions enable customers to codify and automate complex pricing, incentives and financial and fulfillment terms that previously resided mainly on paper contracts. Our customers are able to maximize the value of contracts and realize additional revenue by tracking their customers’ performance and enforcing contract terms.

•

Maximizing revenue by standardizing and enforcing pricing and discounting policies.    Our solutions allow customers to standardize pricing policies that can be automatically enforced across the enterprise and the channels to restrict unauthorized sales practices and discounting by sales personnel.

•

Executing and optimizing channel incentives.    Our solutions enable customers to manage the entire incentive lifecycle, from contracting to recognition and payment. Accurate management allows our customers to eliminate unearned discounts and overpayment of incentives.

•

Achieving accurate financial reporting.    With our solutions, customers can manage all aspects of the contract-to-payment process related to calculating, monitoring, processing and triggering payments to end customers and channel intermediaries. This solution enables our customers to accurately and consistently record accruals in compliance with financial accounting requirements.

•

Automating government regulatory compliance to reduce revenue risk.    Our solutions enable automation and integration of contract terms, incentives and pricing into mandated price and payment calculations, enabling our life science customers to better manage compliance with the terms of critical government programs that provide significant sources of revenue.

Our Competitive Strengths

We believe our key competitive strengths include:

•

Comprehensive approach to revenue management.    Our integrated, end-to-end application suites enable our customers to transform their revenue management processes from disjointed operations into a cohesive strategic end-to-end process for decision making and process automation.

•	Deep domain knowledge. Our expertise in the revenue management needs of life science and technology companies enables us to develop solutions that address the unique demands of these industries.

•

Strong installed customer base.    We have established a reputation for delivering revenue management solutions to leading life science and technology customers. We believe that the use of our products by respected industry leaders also increases the value of our brand in these industries.

•

Flexible delivery options.    Our modern, web-based platform supports both on-premise and cloud deployments. By offering both delivery options, we are able to reach a larger group of customers, address their unique needs and deliver cost and operational benefits.

•

Talented team focused on customer success.    We employ experts from the life science and technology industries in key customer-facing and development roles, resulting in close relationships with our customers and a strong reference base for new sales opportunities.

Our Growth Strategy

We intend to expand our leadership in the market for revenue management solutions by:

•

Increasing sales to existing customers.    We plan to increase revenues from our existing customers by expanding their use of our solutions across their businesses and by cross-selling additional applications.

•	Expanding our customer base. We intend to continue to aggressively pursue new customers by highlighting the strategic benefits of integrated revenue management.

•

Introducing new applications and enhancing existing solutions.    We intend to continue to develop innovative products and expand platform capabilities and functionality to meet the evolving needs of life science and technology companies. We have a number of new products under development as well as continued innovations to our existing solutions.

•	Extending into the mid-market through the cloud. We intend to expand our customer base into small and medium sized businesses through continued development and deployment of our cloud-based solutions.

•

Expanding our presence in the technology industry.    Our first customer in the technology industry was in the semiconductor vertical, and we subsequently expanded into other technology verticals such as consumer electronics and software. We plan to continue to expand into these and adjacent technology verticals.

•	Pursuing selective acquisitions. We intend to continue to pursue acquisitions of complementary businesses, products or technologies that expand our product offerings.

Risks Affecting Us

We believe the key risks affecting us include:

•	we have incurred losses in the past, and we may not be profitable in the future;

•	our operating results are likely to vary significantly from period to period and be unpredictable;

•	our revenues are dependent on our ability to maintain and expand existing customer relationships and our ability to attract new customers;

•	the loss of one or more of our key customers could slow our revenue growth or cause our revenues to decline;

•	our customers often require significant configuration efforts and the failure to meet their requirements could result in customer disputes, loss of anticipated revenues and additional costs;

•	our future growth is, in large part, dependent upon the increasing adoption of revenue management solutions;

•	we are highly dependent upon the life science industry;

•	a substantial majority of our total revenues come from our Revenue Management Enterprise suite;

•	the timing of our revenue recognition is dependent on our ability to reasonably estimate the time and resources required for project implementation; and

•	our efforts to expand the adoption of our solutions in the technology industry will be affected by our ability to provide solutions that adequately address trends in that industry.

Corporate Information

We incorporated in Delaware on December 14, 1999. Our principal offices are located at 1800 Bridge Parkway, Redwood City, CA 94065, and our telephone number is (650) 610-4600. Our website address is www.modeln.com. The information contained on, or that can be accessed through, our website is not part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. In this prospectus, unless the context otherwise requires, the terms “Model N,” “we,” “us” and “our” refer to Model N, Inc., a Delaware corporation, together with its subsidiaries.

Model N is our registered trademark in various international jurisdictions and is pending registration in the United States. Model N, the Model N logo and all of our product names appearing in this prospectus are our trademarks. All other trademarks, trade names or service marks appearing in this prospectus are trademarks of the respective companies that use them. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We and the selling stockholders have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional shares of common stock to cover over-allotments.

Use of Proceeds	We intend to use the net proceeds to us from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Proposed symbol	“MODN”

The number of shares to be outstanding after this offering is based on 46,143,974 shares of common stock outstanding as of September 30, 2012. This amount excludes:

•

13,676,714 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of September 30, 2012, at a weighted average exercise price of $1.45 per share;

•	60,000 shares of common stock subject to a restricted stock unit (RSU) that was outstanding as of September 30, 2012;

•	259,965 shares of common stock issuable upon the exercise of a warrant to purchase convertible preferred stock outstanding as of September 30, 2012, with an exercise price of $1.15 per share; and

•

2,946,812 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of September 30, 2012, which shares will become available for future issuance under our 2013 Equity Incentive Plan in connection with this offering,              additional shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective in connection with this offering, and                 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective in connection with this offering.

Unless otherwise noted, the information in this prospectus assumes:

•	a -for- reverse stock split of our outstanding capital stock, which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	no exercise of options or a warrant outstanding as of the date of this prospectus;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,750,023 shares of common stock upon the completion of this offering;

•	the filing of our restated certificate of incorporation in Delaware and the adoption of our restated bylaws upon the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of our common stock from us and the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus. We derived the summary consolidated statement of operations data and other financial data for the fiscal years ended September 30, 2010, 2011 and 2012 and the summary consolidated balance sheet data as of September 30, 2012 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
License and implementation(1)	$31,759	$41,499	$49,756
SaaS and maintenance(1)	18,682	23,672	34,502

Total revenues	50,441	65,171	84,258

Cost of revenues:
License and implementation(2)	12,087	18,092	22,483
SaaS and maintenance(2)	6,328	8,828	18,053

Total cost of revenues	18,415	26,920	40,536

Gross profit	32,026	38,251	43,722

Operating expenses:
Research and development(2)	12,702	13,809	17,695
Sales and marketing(2)	11,221	13,935	19,640
General and administrative(2)	6,945	7,860	10,584

Total operating expenses	30,868	35,604	47,919

Income (loss) from operations	1,158	2,647	(4,197)
Interest expense, net	353	677	655
Other expense, net	20	316	540

Income (loss) before income taxes	785	1,654	(5,392)
Provision for income taxes	161	172	301

Net income (loss)	$624	$1,482	$(5,693)

Other Financial Data:
Adjusted EBITDA(3)	$3,230	$4,389	$4,957

(footnotes appear on following page)

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Components of Results of Operations—Revenues” for more information regarding the components of revenues.

(2)	Includes stock-based compensation as follows:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Cost of revenues:
License and implementation	$134	$92	$298
SaaS and maintenance	41	29	561
Research and development	133	127	297
Sales and marketing	173	108	1,103
General and administrative	276	175	262

Total stock-based compensation	$757	$531	$2,521

(3)

See “—Non-GAAP Financial Measure” for more information and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

The consolidated balance sheet data as of September 30, 2012 is presented:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,750,023 shares of common stock and (2) the conversion of the convertible preferred stock warrant into a warrant for 259,965 shares of common stock, each to be effective upon the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above, and (2) the sale by us of              shares of common stock at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,768	$15,768
Working capital (deficit)	(11,891)	(11,891)
Total assets	40,598	40,598
Loan obligations, current and long-term	5,127	5,127
Total liabilities	51,085	50,337
Convertible preferred stock	41,776	—
Total stockholders’ (deficit) equity	(52,263)	(9,739)

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

Non-GAAP Financial Measure

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States (GAAP). We define Adjusted EBITDA as net income (loss) before LeapFrogRx compensation charges (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), stock-based compensation, depreciation and amortization, interest expense, net, other expense, net, and provision for income taxes. We believe Adjusted EBITDA provides investors with consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results and our competitors’ operating results. We also use this measure internally to establish budgets and operational goals to manage our business and evaluate our performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. These limitations include:

•	Adjusted EBITDA does not include the effect of the LeapFrogRx compensation charges, which are a cash expense;

•	Adjusted EBITDA does not reflect stock-based compensation expense;

•

depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future; Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following tables provide a reconciliation of Adjusted EBITDA to net income (loss):

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$624	$1,482	$(5,693)
Adjustments:
LeapFrogRx compensation charges	—	—	4,873
Stock-based compensation	757	531	2,521
Depreciation and amortization	1,315	1,211	1,760
Interest expense, net	353	677	655
Other expense, net	20	316	540
Provision for income taxes	161	172	301

Adjusted EBITDA	$3,230	$4,389	$4,957

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks occur, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business and Industry

We have incurred losses in the past, and we may not be profitable in the future.

Although we generated net income of $0.6 million and $1.5 million during the fiscal years ended September 30, 2010 and 2011, we have incurred net losses in prior periods and incurred a net loss of $5.7 million for the fiscal year ended September 30, 2012. As of September 30, 2012, we had an accumulated deficit of $61.2 million. We expect that our expenses will increase in future periods as we implement additional initiatives designed to grow our business, including, among other things, increasing sales to existing customers, expanding our customer base, introducing new applications and enhancing existing solutions, extending into the mid-market through the cloud, continuing to penetrate the technology industry and pursuing selective acquisitions. Increased operating expenses related to personnel costs such as salary, bonus, commissions, stock-based compensation, LeapFrogRx compensation charges and overhead allocation as well as third-party contractors, travel-related expenses and marketing programs, will also increase our expenses in future periods. If our revenues do not sufficiently increase to offset these expected increases in operating expenses, we will incur losses and will not be profitable. Additionally, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. You should not consider our historical growth rates in revenues as indicative of our future performance, and we cannot assure you that we will again obtain and maintain profitability in the future. Any failure to return to profitability may materially and adversely affect our business, results of operations and financial condition.

Our operating results are likely to vary significantly from period to period and be unpredictable, which could cause the trading price of our common stock to decline.

Our operating results have historically varied from period to period, and we expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to increase sales to and renew agreements with our existing customers;

•	the timing of new orders and revenue recognition for new and prior period orders;

•	our ability to attract and retain new customers;

•	the complexity of implementations and the scheduling and staffing of the related personnel, each of which can affect the timing and duration of revenue recognition;

•	issues related to changes in customers’ business requirements, project scope or implementations;

•	the mix of revenues in any particular period between license and implementation, and software-as-a-service (SaaS) and maintenance;

•	the timing of upfront recognition of sales commission expense relative to the deferred recognition of our revenues;

•	the timing of recognition of payment of royalties;

•	the timing of our annual payment and recognition of employee non-equity incentive and bonus payments;

•	the budgeting cycles and purchasing practices of customers;

•	changes in customer requirements or market needs;

•	delays or difficulties encountered during customer implementations, including customer requests for changes to the implementation schedule;

•	the timing and success of new product or service introductions by us or our competitors;

•	the amount and timing of any customer refunds or credits;

•	our ability to accurately estimate the costs associated with any fixed bid projects;

•	deferral of orders from customers in anticipation of new solutions or solution enhancements announced by us or our competitors;

•	changes in the competitive landscape of our industry, including consolidation among our competitors or customers;

•

the length of time for the sale and implementation of our solutions to be complete, and our level of upfront investments prior to the period we begin generating revenues associated with such investments;

•	our ability to successfully expand our business domestically and internationally;

•	the amount and timing of our operating expenses and capital expenditures;

•	price competition;

•	the rate of expansion and productivity of our direct sales force;

•	disruptions in our relationships with partners;

•	regulatory compliance costs;

•	sales commissions expenses related to large transactions;

•	technical difficulties or interruptions in the delivery of our cloud-based solutions;

•	seasonality or cyclical fluctuations in our industries;

•	future accounting pronouncements or changes in our accounting policies;

•

increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, as a significant portion of our expenses are incurred and paid in currencies other than the U.S. dollar; and

•	general economic conditions, both domestically and in our foreign markets.

Any one of the factors above or discussed elsewhere in this prospectus or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet expectations of investors for our revenues or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall.

A substantial majority of our total revenues have come from our Revenue Management Enterprise suite, and decreases in demand for our Revenue Management Enterprise suite could adversely affect our results of operations and financial condition.

Historically, a substantial majority of our total revenues has been associated with our Revenue Management Enterprise suite, whether deployed as individual applications or as a complete suite. For example, in the fiscal year ended September 30, 2012, revenues from our Revenue Management Enterprise suite constituted more than 90% of our total revenues. We expect our Revenue Management Enterprise suite to continue to generate a substantial majority of our total revenues for the foreseeable future. Declines and variability in demand for our Revenue Management Enterprise suite could occur for a number of reasons, including improved products or product versions being offered by competitors, competitive pricing pressures, failure to release new or enhanced versions on a timely basis, technological changes that we are unable to address or that change the way our customers utilize our solutions, export restrictions or other regulatory or legislative actions that could limit our ability to sell those products to key customer or market segments. Our business, results of operations, financial condition and cash flows would be adversely affected by a decline in demand for our Revenue Management Enterprise suite.

Our revenues are dependent on our ability to maintain and expand existing customer relationships and our ability to attract new customers.

Our total revenues are largely dependent on the sale of software licenses and the related implementation services we provide. For example, our license and implementation revenues constituted approximately 63%, 64% and 59% of our total revenues for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. Customers purchasing software licenses for our solutions generally make large orders and the revenues related to these sales are recognized over the subsequent implementation period, which typically ranges from one to three years. The continued growth of our revenues is dependent in part on our ability to expand the use of our solutions by existing customers and attract new customers. Likewise, it is also important that customers using our on-premise solutions renew their maintenance agreements and that customers using our cloud-based solutions renew their subscription agreements with us. Our customers have no obligation to renew their maintenance or subscription agreements after the expiration of the initial term, and we cannot assure you that they will do so. We have had in the past and may in the future have disputes with customers regarding our solutions, which may impact such customers’ decisions to continue to use our solutions and pay for maintenance and support in the future.

If we are unable to expand our customers’ use of our solutions, sell additional solutions to our customers, maintain our renewal rates for maintenance and subscription agreements and expand our customer base, our revenues may decline or fail to increase at historical growth rates, which could adversely affect our business and operating results. In addition, if we experience customer dissatisfaction with customers in the future, we may find it more difficult to increase use of our solutions within our existing customer base and it may be more difficult to attract new customers, or we may be required to grant credits or refunds, any of which could negatively impact our operating results and materially harm our business.

The loss of one or more of our key customers could slow our revenue growth or cause our revenues to decline.

A substantial portion of our total revenues in any given period may come from a relatively small number of customers. For example, although our largest customers typically change from period to period, for the fiscal year ended September 30, 2012, our 15 largest customers accounted for more than 75% of our total revenues for the fiscal year ended September 30, 2012. During the fiscal years ended September 30, 2010, 2011 and 2012, one customer accounted for 15%, 15% and 10% of our total revenues, respectively. Three different customers also accounted for 13%, 12% and 14% of our total revenues for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We expect that we will continue to depend upon a relatively small number of customers for a significant portion of our total revenues for the foreseeable future. The loss of any of our significant customers or groups of customers for any reason, or a change of relationship with any of our key customers may cause a significant decrease in our total revenues.

Additionally, mergers or consolidations among our customers could reduce the number of our customers and could adversely affect our revenues and sales. In particular, if our customers are acquired by entities that are not our customers, that do not use our solutions or that have more favorable contract terms and choose to discontinue, reduce or change the terms of their use of our solutions, our business and operating results could be materially and adversely affected.

Our customers often require significant configuration efforts to match their complex business processes. The failure to meet their requirements could result in customer disputes, loss of anticipated revenues and additional costs, which could harm our business.

Our customers often require significant configuration services to address their unique business processes. Supporting such a diversity of configured settings and implementations could become difficult as the number of customers we serve grows. In addition, supporting our customers could require us to devote significant development services and support personnel and strain our personnel resources and infrastructure. We have had in the past and may in the future have disputes with customers regarding the performance and implementation of our solutions. For example, a significant customer recently claimed that solutions it had licensed from us and the associated implementation services we provided were inadequate. If we are unable to address the needs of our customers in a timely fashion, our customers may decide to seek to terminate their relationship, renew on less favorable terms, not renew their maintenance agreements or subscriptions, fail to purchase additional solutions or services or assert legal claims against us. If any of these were to occur, our revenues may decline or we may be required to refund amounts to customers and our operating results may be harmed.

Our future growth is, in large part, dependent upon the increasing adoption of revenue management solutions.

Revenue management is at an early stage of market development and adoption, and the extent to which revenue management solutions will become widely adopted remains uncertain. It is difficult to predict customer adoption rates, customer demand for revenue management solutions, including our solutions in particular, the future growth rate and size of this market and the timing of the introduction of additional competitive solutions. Any expansion of the revenue management market depends on a number of factors, including the cost, performance and perceived value associated with revenue management solutions. For example, many companies have invested substantial personnel, infrastructure and financial resources in other revenue management infrastructure and therefore may be reluctant to implement solutions such as ours. Additionally, organizations that use legacy revenue management products may believe that these products sufficiently address their revenue management needs. Because this market is relatively undeveloped, we must spend considerable time educating customers as to the benefits of our solutions. If revenue management solutions do not achieve widespread adoption, or if there is a reduction in demand for revenue management solutions caused by a lack of customer acceptance, technological challenges, competing technologies and products, decreases in corporate spending or otherwise, it could result in lower sales, reduced renewal and upsell rates and decreased revenues and our business could be adversely affected.

We are highly dependent upon the life science industry, and factors that adversely affect this industry could also adversely affect us.

Our future growth depends, in large part, upon continued sales to companies in the life science industry. Demand for our solutions could be affected by factors that adversely affect demand for the underlying life science products and services that are purchased and sold pursuant to contracts managed through our solutions. The life science industry is affected by certain factors, including the emergence of large group purchasing and managed care organizations and integrated healthcare delivery networks, increased customer and channel incentives and rebates, the shift of purchasing influence from physicians to economic buyers, increased spending on healthcare by governments instead of commercial entities and increased scope of government mandates, frequency of regulatory reporting and audits, and fines. In addition, the life science industry has been adversely affected by the recent economic downturn and has experienced periods of considerable consolidation. Accordingly, our future operating results could be materially and adversely affected as a result of factors that affect the life science industry generally.

Our implementation cycle is lengthy and variable, depends upon factors outside our control and could cause us to expend significant time and resources prior to earning associated revenues.

The implementation and testing of our solutions typically ranges from one to three years, and unexpected implementation delays and difficulties can occur. Implementing our solutions typically involves integration with our customers’ systems, as well as adding their data to our system. This can be complex, time-consuming and expensive for our customers and can result in delays in the implementation and deployment of our solutions. The lengthy and variable implementation cycle may also have a negative impact on the timing of our revenues, causing our revenues and results of operations to vary significantly from period to period.

The revenues we recognize from our software licenses and implementation services are based to a certain extent upon our ability to reasonably estimate the time and resources required to complete our implementation projects, which may be difficult to do.

We recognize a substantial portion of our revenues from the sale of software licenses for our on-premise solutions and related implementation services over the period during which such services are performed using the percentage-of-completion method. For example, revenues from sales of our software licenses and related implementation services accounted for 59% of our total revenues during the fiscal year ended September 30, 2012. We estimate the length of this period based on a number of factors, including the number of licensed applications and the scope and complexity of the customer’s deployment requirements. Under the percentage-of-completion method, the revenues we recognize during a reporting period are based on the resources expended during the reporting period as compared to the estimated total resources required to implement our solutions. If we are unable to reasonably estimate the overall total personnel resources required to implement our solutions, the timing of our revenues could be materially and adversely affected. In addition, changes in customer requirements or scope of the engagement could impact the timing of our revenue recognition. Any change in the timing of revenue recognition could adversely impact our quarterly or annual operating results.

Our efforts to expand the adoption of our solutions in the technology industry will be affected by our ability to provide solutions that adequately address trends in that industry.

We are attempting to expand the use of our solutions by companies in the technology industry, and our future growth depends in part on our ability to increase sales of solutions to customers in this industry and potentially other industries. The technology industry is affected by many factors, including shortening of product lifecycles, core technology products being sold into different end markets with distinct pricing, increasing complexity of multi-tiered global distribution channels, changing financial reporting requirements due to channel complexity and increasing use of off-invoice discounting. If our solutions are not perceived by existing or potential customers in the technology industry as capable of providing revenue management tools that will assist them in adequately addressing these trends, then our efforts to expand the adoption of our solutions in this industry may not be successful, which would adversely impact our business and operating results.

Most of our implementation contracts are on a time and materials basis and may be terminated by the customer.

The contracts under which we perform most of our implementation services generally have a term ranging between one to three years and are on a time and materials basis and may be terminated by the customer at any time. If an implementation project is terminated sooner than we anticipated or a portion of the implementation is delayed, we would lose the anticipated revenues that we might not be able to replace or it may take significant time to replace the lost revenues with other work or we may be unable to eliminate the associated costs. Consequently, we may recognize fewer revenues than we anticipated or incur unnecessary costs, and our results of operations in subsequent periods could be materially lower than expected.

Because we recognize a majority of our SaaS and maintenance revenues from our customers over the term of their agreements, downturns or upturns in sales of our cloud-based solutions may not be immediately reflected in our operating results.

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing our cloud-based solutions and revenues associated with maintenance contracts from license customers. We recognize a majority of our SaaS and maintenance revenues over the terms of our customer agreements, which are typically one year or longer in some cases. As a result, most of our quarterly SaaS and maintenance revenues result from agreements entered into during previous quarters. Consequently, a shortfall in sales of our cloud-based solutions or renewal of maintenance and support agreements in any quarter may not significantly reduce our SaaS and maintenance revenues for that quarter but would negatively affect SaaS and maintenance revenues in future quarters. Accordingly, the effect of significant downturns in sales of our cloud-based solutions or renewals of our maintenance and support agreements may not be fully reflected in our results of operations until future periods. We may be unable to adjust our cost structure to compensate for this potential shortfall in SaaS and maintenance revenues. Our revenue recognition model for our cloud-based solutions and maintenance and support agreements also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as a significant amount of our revenues are recognized over the applicable agreement term. As a result, changes in the volume of sales of our cloud-based solutions or the renewals of our maintenance and support agreements in a particular period would not be fully reflected in our revenues until future periods.

Our sales cycles are time-consuming, and it is difficult for us to predict when or if sales will occur and when we will begin to recognize the revenues from our future sales.

Our sales efforts are targeted at larger enterprise customers, and as a result, we face greater costs, must devote greater sales support to individual customers, have longer sales cycles and have less predictability in completing some of our sales. Also, sales to large enterprises often require us to provide greater levels of education regarding the use and benefits of our solutions. We believe that our customers view the purchase of our solutions as a significant and strategic decision. As a result, customers carefully evaluate our solutions, often over long periods with a variety of internal constituencies. In addition, the sales of our solutions may be subject to delays if the customer has lengthy internal budgeting, approval and evaluation processes, which are quite common in the context of introducing large enterprise-wide technology solutions. As a result it is difficult to predict the timing of our future sales.

Failure to adequately expand and train our direct sales force will impede our growth.

We rely almost exclusively on our direct sales force to sell our solutions. We believe that our future growth will depend, to a significant extent, on the continued development of our direct sales force and its ability to manage and retain our existing customer base, expand the sales of our solutions to existing customers and obtain new customers. Because our software is complex and often must interoperate with complex computing requirements, it can take longer for our sales personnel to become fully productive compared to other software companies. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New hires require significant training and may, in some cases, take more than a year before becoming fully productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, and if these sales personnel are unable to achieve full productivity, sales of our solutions will suffer and our growth will be impeded.

Our efforts to expand our solutions into other verticals within the life science and technology industries or other industries may not succeed and may reduce our revenue growth rate. Even if we are successful in doing so, such efforts may be costly and may impact our ability to achieve profitability.

Our solutions are currently designed primarily for customers in certain verticals of the life science and technology industries and potentially into other industries outside of the life science and technology industries. Our ability to attract new customers and increase our revenues depends in part on our ability to enter into new industries and verticals. Developing and marketing new solutions to serve other industries and verticals will require us to devote substantial additional resources in advance of consummating new sales or realizing additional revenues. Our ability to leverage the expertise we have developed in the life science and technology industries into new industries is unproven and it is likely that we will be required to hire additional personnel, partner with additional third parties and incur considerable research and development expense in order to gain such expertise.

Our efforts to expand our solutions beyond the verticals within the life science and technology industries in which we have already developed expertise may not be successful and may reduce our revenue growth rate. Any early stage interest in our solutions in areas beyond the industries we already address may not result in long term success or significant revenues for us. Even if we achieve long-term success in expanding our solutions into other industries and verticals, the costs associated with such expansion may be high, which may impact our ability to achieve profitability.

If our solutions fail to perform properly, our reputation and customer relationships could be harmed, our market share could decline and we could be subject to liability claims.

Our solutions are inherently complex and may contain material defects or errors. Any defects in solution functionality or that cause interruptions in availability could result in:

•	lost or delayed market acceptance and sales;

•	reductions in current-period total revenues;

•	breach of warranty or other contract breach or misrepresentation claims;

•	sales credits or refunds to our customers;

•	loss of customers;

•	diversion of development and customer service resources; and

•	injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results. Because our customers often use our solutions as a system of record and many of our customers are subject to regulation of pricing of their products or otherwise have complex pricing commitments and revenue recognition policies, errors could result in an inability to process sales or lead to a violation of pricing requirements or misreporting of revenues by our customers that could potentially expose them to fines or other substantial claims or penalties. Accordingly, we could face increased exposure to product liability and warranty claims, litigation and other disputes and claims, resulting in potentially material losses and costs. Our limitation of liability provisions in our customer agreements may not be sufficient to protect us against any such claims.

Given the large amount of data that our solutions collect and manage, it is possible that failures or errors in our software could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. We may be required to issue credits or refunds or indemnify or otherwise be liable to our customers or third parties for damages they may incur resulting from certain of these events.

Our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for claims related to any product defects or errors or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

The market in which we participate is competitive, and if we do not compete effectively, our operating results could be harmed.

The market for revenue management solutions is highly competitive, fragmented and subject to rapid changes in technology. We face competition from spreadsheet-assisted manual processes, internally developed solutions, large integrated systems vendors and smaller companies that offer point solutions.

Companies lacking IT resources often resort to spreadsheet-assisted manual processes or personal database applications. In addition, some potential customers, particularly large enterprises, may elect to develop their own internal solutions, including custom-built solutions that are designed to support the needs of a single organization. Companies with large investments in packaged enterprise resource planning (ERP) or customer relationship management (CRM) applications, which do not typically provide revenue management capabilities, may extend these horizontal applications with configurations or point solution applications in order to address one or a small set of revenue management sub processes or drivers. Common horizontal applications that customers attempt to configure for this purpose in the life science and technology industries include large integrated systems vendors like SAP AG and Oracle Corporation. We also encounter competition from small independent companies, which compete on the basis of price, unique product features or functions and custom developments.

Many of our competitors have greater name recognition, larger sales and marketing budgets and greater resources than we do and may have pre-existing relationships with our potential customers, including relationships with, and access to, key decision makers within these organizations, and major distribution agreements with consultants and system integrators. Moreover, many software vendors could bundle solutions or offer them at a low price as part of a larger product sale.

With the introduction of new technologies and market entrants, we expect competition to intensify in the future. We also expect enterprise software vendors that focus on enterprise resource planning or back-office applications to enter our market with competing products. In addition, we expect sales force automation vendors to acquire or develop additional solutions that may compete with our solutions. If we fail to compete effectively, our business will be harmed. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solutions to achieve or maintain more widespread market acceptance, any of which could harm our business.

If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that maintaining and enhancing the “Model N” brand identity is critical to our relationships with our customers and partners and to our ability to attract new customers and partners. The successful promotion of our brand will depend largely upon our marketing efforts, our ability to continue to offer high-quality solutions and our ability to successfully differentiate our solutions from those of our competitors. Our brand promotion activities may not be successful or yield increased revenues. In addition, independent industry analysts often provide reviews of our solution, as well as those of our competitors, and perception of our solution in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected. We have a U.S. trademark application with respect to our corporate name currently pending. If we are unable to obtain this trademark, it may have an adverse effect on our ability to maintain our brand.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive and as we expand into new verticals within the life science and technology industries. To the extent that these activities yield increased revenues, these revenues may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands and we could lose customers and partners, all of which would adversely affect our business operations and financial results.

Our organization continues to grow and experience rapid changes. If we fail to manage our growth, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges, and our business and operating results could be adversely affected.

We have experienced and may continue to experience growth in our headcount and operations, which has placed and will continue to place significant demands on our management and our operational and financial infrastructure. For example, our employee headcount has grown from 302 as of September 30, 2010 to 577 as of September 30, 2012. As we continue to grow, we must effectively integrate, develop and motivate a significant number of new employees, while maintaining the effectiveness of our business execution and the beneficial aspects of our corporate culture. In particular, we intend to continue to make directed and substantial investments to expand our research and development, sales and marketing, and general and administrative organizations, as well as our international operations. Failure to effectively manage organizational changes could result in difficulties in implementing customer requests, declines in quality or customer satisfaction, increases in costs and difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

Additionally, our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new solutions or enhancements to existing solutions. For example, since it may take as long as six months to hire and train a new member of our implementation services staff, we make decisions regarding the size of our implementation services staff based upon our expectations with respect to customer demand for our solutions. If these expectations are incorrect, and we increase the size of our implementation services organization without experiencing an increase in sales of our solutions, we will experience reductions in our gross and operating margins and net income.

To effectively manage growth, we must continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	improving our key business applications, processes and IT infrastructure to support our business needs;

•

enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of customers;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations and financial results; and

•	appropriately documenting our IT systems and our business processes.

We are planning to implement a new enterprise resource planning (ERP) system for our company. We expect that, once implemented, this new ERP system will combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to more effectively manage operations and track performance. However, this ERP system will require us to complete numerous processes and procedures for the effective use of this system or with running our business using this system, which may result in substantial costs. Until we have completed the implementation of this new ERP system and have experience with its operation, the implementation of the new ERP system poses a risk to our disclosure controls, internal control over financial reporting, and business operations.

If we fail to implement this system effectively, our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy.

The market for cloud-based solutions is at a relatively early stage of development relative to on-premise solutions, and if it does not develop or develops more slowly than we expect, our business could be harmed.

The market for cloud-based solutions is at an early stage relative to on-premise solutions, and these types of deployments may not achieve and sustain high levels of demand and market acceptance. We plan to continue to expand the implementation of our cloud-based solutions by targeting additional markets in the future. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to a cloud-based solution. Other factors that may affect the market acceptance of cloud-based solutions include:

•	perceived security capabilities and reliability;

•	perceived concerns about ability to scale operations for large enterprise customers;

•	concerns with entrusting a third party to store and manage critical data; and

•	the level of configurability or customizability of the solutions.

If organizations do not perceive the benefits of our cloud-based solutions, or if our competitors or new market entrants are able to develop cloud-based solutions that are or are perceived to be more effective than ours, this portion of our business may not grow further or may develop more slowly than we expect, either of which would adversely affect our business.

If we are unable to maintain successful relationships with system integrators, our business operations, financial results and growth prospects could be adversely affected.

Our relationships with system integrators are generally non-exclusive, which means they may recommend to their customers the solutions of several different companies, including solutions that compete with ours, and they may also assist in the implementation of software or systems that compete with ours. If our system integrators do not choose to continue to refer our solutions, assist in implementing our solutions, choose to use greater efforts to market and sell their own solutions or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. The loss of a substantial number of our system integrators, our possible inability to replace them or the failure to recruit additional system integrators could harm our business.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our system integrators and in helping our system integrators enhance their ability to independently market and implement our solutions. Our growth in revenues, particularly in international markets, will be influenced by the development and maintenance of relationships with these companies. Although we have established relationships with some of the leading system integrators, our solutions compete directly against the solutions of other leading system integrators. We are unable to control the resources that our system integrators commit to implementing our solutions or the quality of such implementation. If they do not commit sufficient resources to these activities, or if we are unable to maintain our relationships with these system integrators or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be adversely affected.

Any failure to offer high-quality customer support services may adversely affect our relationships with our customers and harm our financial results.

Once our solutions are implemented, our customers use our support organization to resolve technical issues relating to our solutions. In addition, we also believe that our success in selling our solutions is highly dependent on our business reputation and on favorable recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to maintain existing customers or sell our solutions to existing and prospective customers, and harm our business, operating results and financial condition.

We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could also increase costs and adversely affect our operating results.

If our solutions do not interoperate with our customers’ IT infrastructure, sales of our solutions could be negatively affected, which would harm our business.

Our solutions must interoperate with our customers’ existing IT infrastructure, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we find errors in the existing products or defects in the hardware used in our customers’ IT infrastructure or problematic network configurations or settings, we may have to modify our solutions or platform so that our solutions will interoperate with our customers’ IT infrastructure. Any delays in identifying the sources of problems or in providing necessary modifications to our solutions could have a negative impact on our reputation and our customers’ satisfaction with our solutions, and our ability to sell solutions could be adversely affected.

Incorrect or improper implementation or use of our solutions could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

Our customers and third-party partners may need training in the proper use of and the variety of benefits that can be derived from our solutions to maximize their potential. If our solutions are not implemented or used correctly or as intended, inadequate performance may result. Since our customers rely on our solutions and customer support to manage key areas of their businesses, the incorrect or improper implementation or use of our solutions, our failure to train customers on how to efficiently and effectively use our solutions or our failure to provide services to our customers, may result in negative publicity, failure of customers to renew their SaaS or maintenance agreements or potentially make legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our solutions.

Competition for our target employees is intense, and we may not be able to attract and retain the quality employees we need to support our planned growth.

Our future success depends, in part, upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other critical personnel. Despite the recent economic downturn, competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, including internationally, our ability to grow our business could be harmed. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

We depend on our management team, particularly our Chief Executive Officer and our key sales and development and services personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends on the expertise and continued services of our executive officers, particularly our Chief Executive Officer. We have in the past and may in the future continue to experience changes in our executive management team resulting from the hiring or departure of executives, which may be disruptive to our business. For instance, we hired a new Chief Financial Officer in July 2012 and a new Senior Vice President, Global Customer Services and Support in August 2012. We are also substantially dependent on the continued service of our existing development and services personnel because of their familiarity with the inherent complexities of our solutions.

Our personnel do not have employment arrangements that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

In addition, many employees, including certain key employees, have been employed by us for a number of years and may be fully vested in their equity grants. As a result, they may be less incentivized to continue to provide services to us unless they receive additional equity compensation. Our plans to grant additional equity compensation to existing employees have yet to be determined.

If we are not able to enhance existing solutions and develop new applications that achieve market acceptance or that keep pace with technological developments, our business could be harmed.

Our ability to increase revenues from existing customers and attract new customers depends in large part on our ability to enhance and improve our existing solutions and to develop and introduce new applications. The success of any enhancement or new application depends on several factors, including timely completion, adequate quality testing, introduction and market acceptance. Any enhancement or new application that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to successfully enhance our existing solutions and develop new applications to meet customer requirements, our business and operating results will be adversely affected.

Because we designed our solutions to operate on a variety of network, hardware and software platforms, we will need to continuously modify and enhance our solutions to keep pace with changes in networking, Internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely manner to these rapid technological developments in a cost-effective manner, our solutions may become less marketable and less competitive or obsolete and our operating results may be negatively impacted.

If our solutions experience data security breaches, and there is unauthorized access to our customers’ data, we may lose current or future customers and our reputation and business may be harmed.

Our solutions are used by our customers to manage and store proprietary information and sensitive or confidential data relating to their business. Although we maintain security features in our solutions, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code and other disruptions that may jeopardize the security of information stored in and transmitted by our solutions. A party that is able to circumvent our security measures in our solutions could misappropriate our or our customers’ proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems and misuse any information that they misappropriate. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If any compromise of the security of our solutions were to occur, we may lose customers and our reputation, business, financial condition and results of operations could be harmed and we could incur significant liability. In addition, if there is any perception that we cannot protect our customers’ proprietary and confidential information, we may lose the ability to retain existing customers and attract new customers and our revenues could decline.

We rely on a small number of third-party service providers to host and deliver our cloud-based solutions, and any interruptions or delays in services from these third parties could impair the delivery of our cloud-based solutions and harm our business.

We currently operate our cloud-based solutions from three data centers. We do not control the operation of these facilities. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions, which would have a serious adverse impact on our business. Additionally, our data center agreements are of limited duration and are subject to early termination rights in certain circumstances, and the providers of our data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

If we continue to add data centers and add capacity in our existing data centers, we may transfer data to other locations. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Interruptions in our service, data loss or corruption may cause customers to terminate their agreements and adversely affect our renewal rates and our ability to attract new customers. Data transfers may also subject us to regional privacy and data protection laws that apply to the transmission of customer data across international borders.

We also depend on access to the Internet through third-party bandwidth providers to operate our cloud-based solutions. If we lose the services of one or more of our bandwidth providers, or if these providers experience outages, for any reason, we could experience disruption in delivering our cloud-based solutions or we could be required to retain the services of a replacement bandwidth provider. Any Internet outages or delays could adversely affect our ability to provide our solutions to our customers.

Our data center operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations and financial results could be harmed. If we or our third-party data centers were to experience a major power outage, we or they would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a significant disruption of our business.

We license technology from third parties, and our inability to maintain those licenses could harm our business. Certain third-party technology that we use may be difficult to replace or could cause errors or failures of our service.

We incorporate technology that we purchase or license from third parties, including hardware and software, into our solutions. We cannot be certain that this technology will continue to be available on commercially reasonable terms, or at all. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our solutions. Some of our agreements with our licensors may be terminated for convenience by them. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell solutions containing that technology would be severely limited and our business could be harmed. Additionally, if we are unable to license or obtain the necessary technology from third parties, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive solutions and increase our costs of production. In addition, errors or defects in third-party hardware or software used in our cloud-based solutions could result in errors or a failure of our cloud-based solutions, which could harm our business.

Our significant international operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We have significant international operations, including in emerging markets such as India, and we are continuing to expand our international operations as part of our growth strategy. As of September 30, 2012, approximately 39% of our employees are located in India, where we conduct a portion of our research and development activities, implementation services and support services. Our current international operations and our plans to expand our international operations have placed, and will continue to place, a strain on our employees, management systems and other resources.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks and competition that are different from those in the United States. Because of our limited experience with international operations, we cannot assure that our international expansion efforts will be successful or that returns on such investments will be achieved in the future. In addition, our international operations may fail to succeed due to other risks inherent in operating businesses internationally, including:

•	our lack of familiarity with commercial and social norms and customs in international countries which may adversely affect our ability to recruit, retain and manage employees in these countries;

•	difficulties and costs associated with staffing and managing foreign operations;

•	the potential diversion of management’s attention to oversee and direct operations that are geographically distant from our U.S. headquarters;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

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legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States and in which the ultimate result of dispute resolution is more difficult to predict;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	higher employee costs and difficulty in terminating non-performing employees;

•	differences in workplace cultures;

•	unexpected changes in regulatory requirements;

•	the need to adapt our solutions for specific countries;

•	our ability to comply with differing technical and certification requirements outside the United States;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences, including as a result of transfer pricing adjustments involving our foreign operations;

•	fluctuations in currency exchange rates;

•	anti-bribery compliance by us or our partners;

•	restrictions on the transfer of funds; and

•	new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenues are not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solutions to our customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses are incurred in India, are denominated in Indian Rupees and are subject to fluctuations due to changes in foreign currency exchange rates.

We may be sued by third parties for alleged infringement of their proprietary rights which could result in significant costs and harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon us not infringing upon the intellectual property rights of others. Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our potential patents may provide little or no deterrence. We have received, and may in the future receive, notices that claim we have infringed, misappropriated or otherwise violated other parties’ intellectual property rights. To the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies in general and information security technology in particular. There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our solutions or features of our solutions and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

In addition, our agreements with customers and partners include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. Large indemnity payments could harm our business, operating results and financial condition.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our solutions.

We use open source software in our solutions and in our services engagements on behalf of customers. As we increasingly handle configured implementation of our solutions on behalf of customers, we use additional open source software that we obtain from all over the world. Although we try to monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. In such event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-engineer our technology or to discontinue offering our solutions in the event re-engineering cannot be accomplished on a timely basis, any of which could cause us to breach contracts, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business, operating results and financial condition.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately could result in a loss of product sales for us.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand, which would substantially harm our business and operating results.

The success of our business and the ability to compete depend in part upon our ability to protect and enforce our trade secrets, trademarks, copyrights and other intellectual property rights. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate or we may be unable to secure intellectual property protection for all of our solutions. Any of our copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Competitors may independently develop technologies or solutions that are substantially equivalent or superior to our solutions or that inappropriately incorporate our proprietary technology into their solutions. Competitors may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information. Although we rely in part upon confidentiality agreements with our employees, consultants and other third parties to protect our trade secrets and other confidential information, those agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition. Certain jurisdictions may not provide adequate legal infrastructure for effective protection of our intellectual property rights. Changing legal interpretations of liability for unauthorized use of our solutions or lessened sensitivity by corporate, government or institutional users to refraining from intellectual property piracy or other infringements of intellectual property could also harm our business.

It is possible that innovations for which we seek patent protection may not be protectable. Additionally, the process of obtaining patent protection is expensive and time consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Given the cost, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may not choose to seek patent protection for certain innovations. However, such patent protection could later prove to be important to our business. Even if issued, there can be no assurance that any patents will have the coverage originally sought or adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. Any patents that are issued may be invalidated or otherwise limited, or may lapse or may be abandoned, enabling other companies to better develop products that compete with our solutions, which could adversely affect our competitive business position, business prospects and financial condition.

We cannot assure you that the measures we have taken to protect our intellectual property will adequately protect us, and any failure to protect our intellectual property could harm our business.

We may not be able to enforce our intellectual property rights throughout the world, which could adversely impact our international operations and business.

The laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection. This could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition and results of operations.

Additional government regulations may reduce the size of market for our solutions, harm demand for our solutions, force us to update our solutions or implement changes in our services and increase our costs of doing business.

Any changes in government regulations that impact our customers or their end customers could have a harmful effect on our business by reducing the size of our addressable market, forcing us to update the solutions we offer or otherwise increasing our costs. For example, with respect to our life science customers, regulatory developments related to government-sponsored entitlement programs or U.S. Food and Drug Administration or foreign equivalent regulation of, or denial, withholding or withdrawal of approval of, our customers’ products could lead to a lack of demand for our solutions. Other changes in government regulations, in areas such as privacy, export compliance or anti-bribery statutes, such as the U.S. Foreign Corrupt Practices Act, could require us to implement changes in our solutions, services or operations that increase our cost of doing business and thereby adversely affecting our financial performance.

Failure to comply with certain certifications and standards pertaining to our solutions, as may be required by governmental authorities or other standards-setting bodies, could harm our business. Additionally, failure to comply with governmental laws and regulations could harm our business.

Customers may require our solutions to comply with certain security or other certifications and standards, which are promulgated by governmental authorities or other standards-setting bodies. The requirements necessary to comply with these certifications and standards are complex and often change significantly. If our solutions are late in achieving or fail to achieve compliance with these certifications and standards, including when they revised or otherwise change, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our solutions to such customers, or at a competitive disadvantage, which would harm our business, operating results and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our solutions, certain of our solutions are subject to U.S. export controls and may be exported outside the United States only with the required export license or through an export license exception. If we were to fail to comply with U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers’ ability to implement our solutions in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition, and operating results.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we have in the past and may in the future make investments in other companies, solutions or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we fail to integrate successfully such acquisitions, or the technologies associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations.

If we are required to collect sales and use taxes on the solutions we sell, we may be subject to liability for past sales and our future sales may decrease.

State and local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services in various jurisdictions is unclear. Although we have historically collected and remitted sales tax in certain circumstances, it is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits with respect to state and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or otherwise harm our business and operating results.

Uncertainty in global economic conditions may adversely affect our business, operating results or financial condition.

Our operations and performance depend on global economic conditions. Challenging or uncertain economic conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and may cause our customers and potential customers to slow or reduce spending on our solutions. Furthermore, during challenging or uncertain economic times, our customers may face difficulties gaining timely access to sufficient credit and experience decreasing cash flow, which could impact their willingness to make purchases and their ability to make timely payments to us. Global economic conditions have in the past and could continue to have an adverse effect on demand for our solutions, including new bookings and renewal and upsell rates, on our ability to predict future operating results and on our financial condition and operating results. If global economic conditions remain uncertain or deteriorate, it may materially impact our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our corporate headquarters and facilities are located near known earthquake fault zones and are vulnerable to significant damage from earthquakes. The corporate headquarters and facilities are also vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism or vandalism or other misconduct or other unanticipated problems with our facilities could result in lengthy interruptions to our services. If any disaster were to occur, our ability to operate our business at our facilities could be seriously or completely impaired or destroyed. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

Our financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States (GAAP) are subject to interpretation by the Financial Accounting Standards Board (FASB), the American Institute of Certified Public Accountants, the Securities and Exchange Commission (SEC) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our financial results, and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For example, our revenue recognition policy is complex and we often must make estimates and assumptions that could prove to be inaccurate. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about revenue recognition, capitalized software, the carrying values of assets, taxes, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, share-based compensation and income taxes.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and the , our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Despite recent reform made possible by the Jumpstart Our Business Startups Act (JOBS Act), which allows us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” we expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

In particular, after we are no longer an “emerging growth company” as defined under the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, when applicable to use. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We are an “emerging growth company,” and we cannot be certain if reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company.” Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an emerging growth company for up to five years, although if our annual gross revenues exceed $1 billion in any fiscal year before that time, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of March 31 of any year before that time, or if we issue more than $1 billion in non-convertible debt over a three-year period, we would cease to be an emerging growth company.

We intend to take advantage of certain exemptions from various reporting requirements that are applicable to many public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by our stockholders. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act and the rules and regulations of the applicable listing exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                     .

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report.

Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We may need additional capital, and we cannot be certain that additional financing will be available.

We may require additional financing in the future. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock or preferred stock, and our stockholders may experience dilution.

If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our solutions;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire complementary technologies, solutions or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition, and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (Code), and similar state law provisions, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (NOLs) to offset future taxable income. If our existing NOLs are subject to limitations arising from ownership changes, possibly including, but not limited to, this initial public offering, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, also could result in an ownership change under Section 382 of the Code. There is also a risk that our NOLs could expire, or otherwise be unavailable to offset future income tax liabilities due to changes in the law, including regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we attain profitability.

Risks Related to this Offering, the Securities Market and Investment in Our Common Stock

Our stock price may be volatile, and you may be unable to sell your shares at or above the initial public offering price.

Following the completion of this offering, the market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention, which could harm our business.

If securities analysts do not publish research or reports or if they publish unfavorable or inaccurate research about our business and our stock, the price of our stock and the trading volume could decline.

We expect that the trading market for our common stock will be affected by research or reports that industry or financial analysts publish about us or our business. There are many large, well-established publicly-traded companies active in our industry and portions of the markets in which we compete, which may mean that we receive less widespread analyst coverage than our competitors. If one or more of the analysts who covers us downgrades their evaluations of our company or our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause our stock price to decline.

An active trading market for our common stock may never develop or be sustained.

There has not been a public trading market for shares of our common stock prior to this offering and an active trading market may not develop or be sustained after this offering. The initial public offering price for the shares of common stock sold in this offering will be determined by negotiations among us, the selling stockholders and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could trade below the initial public offering price. Accordingly, we cannot provide any assurance regarding the liquidity of any trading market or the ability of an investor to sell shares of our common stock when desired or the prices that may be obtained for such shares.

The concentration of ownership of our common stock among our existing executive officers, directors and significant stockholders upon the completion of this offering will limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current five percent or greater stockholders and entities affiliated with them together will beneficially own approximately    % of our common stock outstanding after this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with concentrated bases of stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have                outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options outstanding as of the date of this prospectus. The remaining                shares outstanding upon the completion of this offering will be available for sale, subject to the volume, manner of sale and other limitations under Rules 144 and 701, upon the expiration of the lock-up agreements, described below, beginning 181 days after the date of this prospectus.

In addition,                shares will be eligible for sale upon the exercise of vested options, beginning 181 days after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time, release all or any portion of the securities subject to lock-up agreements. After this offering, we intend to register approximately                 shares of common stock that have been issued or reserved for future issuance under our stock plans.

Because our estimated initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The assumed initial public offering price of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $         per share, which is the difference between the price you pay for our common stock and its pro forma as adjusted net tangible book value after completion of the offering. To the extent outstanding options and the warrant to purchase our common stock are exercised, there will be further dilution.

Our management has broad discretion in the use of the proceeds from this offering that we receive and may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering that we receive. We cannot specify with certainty the uses to which we will apply these net proceeds. We may not be able to obtain a significant return, if any, on our investment of those proceeds, and accordingly may not yield a favorable return to our investors. The failure by our management to apply these funds effectively could adversely affect our ability to maintain and expand our business.

Our restated certificate of incorporation and restated bylaws and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering will contain provisions that could delay or prevent a change in control of us. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three year terms;

•	authorizing the board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	providing that vacancies on our board of directors be filled by appointment by the board of directors;

•	prohibiting stockholder action by written consent;

•	requiring that certain litigation must be brought in Delaware;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which may prohibit large stockholders, in particular those owning fifteen percent or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our restated certificate of incorporation and our restated bylaws, as in effect upon completion of this offering, and under the Delaware General Corporation Law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. For more information regarding these and other provisions, see “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws.”

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Further, our loan and security agreement limits our ability to pay dividends. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock is greater than the initial public offering price at the time you sell your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can often be identified by terms such as “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or other similar words and expressions and the negatives of those statements.

Forward-looking statements in this prospectus include, among other things, statements about:

•	our expectations regarding our revenues, expenses and results of operations;

•	our anticipated capital expenditures;

•	our liquidity and working capital requirements;

•	our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

•	our expected use of the net proceeds from this offering;

•	the growth rates of the markets in which we compete;

•	our anticipated strategies for growth;

•	maintaining and expanding our customer base and our relationships with partners;

•	our ability to anticipate market needs and changing regulatory requirements and develop new and enhanced solutions to meet those needs and requirements;

•	our current and future solutions and functionality and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the evolution of technology affecting our solutions, services and markets;

•	our ability to adequately protect our intellectual property;

•	our ability to compete in our industry and innovation by our competitors; and

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what is expressed by any forward-looking statements contained herein.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, whether as a result of new information, future events or otherwise, even if new information becomes available in the future.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and other information that are based on industry publications, reports, surveys and forecasts generated by Gartner, IDC and The Datamonitor Group (Datamonitor). These industry publications, reports, surveys and forecasts generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, reports, surveys and forecasts.

The Gartner reports described herein (Gartner Reports) represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

The industry publications, reports, surveys and forecasts contained in this prospectus are provided below:

(1)	Datamonitor, “Global Health Care Equipment & Supplies,” July 2012; Reference Code: 0199-2067.

(2)	Datamonitor, “Global Pharmaceuticals, Biotechnology & Life Sciences,” May 2012; Reference Code: 0199-2357.

(3)	IDC, Health Industry Insights 2009; Document # HI220793.

(4)	Gartner, “Forecast: Enterprise IT Spending for the Manufacturing and Natural Resources Market, Worldwide, 2010-2016, 2Q12 Update,” July 2012.

(5)	Gartner, “Forecast: Desk-Based PCs, Notebooks, Ultramobiles and Tablets. Worldwide, 2010-2016, 3Q12 Update,” September 2012.

(6)	Gartner, “Forecast: Enterprise Network Equipment by Market Segment, Worldwide, 2009-2016, 3Q12 Update,” September 2012.

(7)	Gartner, “Semiconductor Forecast Database, Worldwide, 3Q12 Update,” September 2012.

(8)	Gartner, “IT Metrics: Align IT Investment Levels With Strategy Using Run, Grow, Transform and Beyond,” March 2012.

(9)	Gartner, “Market Share: All Software Markets, Worldwide, 2011,” March 2012.

(10)	Gartner, “Forecast Analysis: Mobile Phones and Consumer Electronics, Worldwide, 4Q11 Update,” January 2012.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of $         million after deducting estimated underwriting discounts and commissions. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate using the net proceeds to us from this offering for working capital and general corporate purposes, which may include hiring additional personnel and investing in sales and marketing, research and development and infrastructure, although we do not currently have any specific plans to use any net proceeds with respect to these items. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any material investments or acquisitions at this time.

We currently have no specific plans for the use of the net proceeds to us from this offering. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, our management will have broad discretion in the application of the net proceeds of this offering to us, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending their use, we plan to invest the net proceeds to us from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. Additionally, under our loan agreement with Silicon Valley Bank, we are restricted from paying cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements, overall financial conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total loan obligations and capitalization as of September 30, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect the (1) conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,750,023 shares of common stock and (2) the conversion of the convertible preferred stock warrant into a warrant for 259,965 shares of common stock, each to be effective upon the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above, (2) the sale by us of                shares of common stock at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the filing of our restated certificate of incorporation to authorize                 shares of common stock and                 shares of preferred stock.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$15,768	$15,768	$

Total loan obligations, current and long-term	$5,127	$5,127	$
Convertible preferred stock warrant liability	748	—
Convertible preferred stock, $0.00005 par value; 20,571,428 shares authorized, 20,103,491 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	41,776	—

Stockholders’ (deficit) equity:
Preferred stock, $0.00005 par value; no shares authorized, no shares issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—

Common stock, $0.00005 par value; 100,000,000 shares authorized, 24,393,951 shares issued and outstanding, actual; 100,000,000 shares authorized, 46,143,974 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	2
Additional paid-in capital	9,045	51,568
Accumulated other comprehensive loss	(120)	(120)
Accumulated deficit	(61,189)	(61,189)

Total stockholders’ (deficit) equity	(52,263)	(9,739)

Total capitalization	$(4,612)	$(4,612)	$

(footnote appears on following page)

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

The number of shares of common stock outstanding actual and as adjusted on the table above does not reflect:

•

13,676,714 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of September 30, 2012, at a weighted average exercise price of $1.45 per share;

•	60,000 shares of common stock subject to a RSU that was outstanding as of September 30, 2012;

•

259,965 shares of common stock issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of September 30, 2012, with an exercise price of $1.15 per share; and

•

2,946,812 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of September 30, 2012, which shares will become available for future issuance under our 2013 Equity Incentive Plan in connection with this offering,             additional shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective in connection with this offering, and             shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our outstanding shares of common stock, after giving effect to (1) the conversion of all outstanding shares of convertible preferred stock as of September 30, 2012 into an aggregate of 21,750,023 shares of common stock and (2) the conversion of the convertible preferred stock warrant into a warrant for 259,965 shares of common stock, each to be effective upon the completion of this offering. Our pro forma net tangible book value as of September 30, 2012 would have been approximately $(12.5) million, or approximately $(0.27) per share.

After giving effect to the sale of common stock offered by us in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors participating in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2012	$(0.27)
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value as of September 30, 2012 by approximately $             million, the pro forma as adjusted net tangible book value per share after this offering by approximately $             and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by approximately $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2012, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the completion of this offering, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid to us by existing stockholders and by new investors participating in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an

assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus:

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease total consideration paid to us by investors participating in this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The discussion and tables above assume no sale of shares by the selling stockholders and no exercise of the underwriters’ option to purchase additional shares or of any outstanding options or the warrant. The sale of             shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              or         % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to             , or         % of the total shares outstanding. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by investors participating in this offering will be further increased to             , or         % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by existing stockholders will be further reduced to             , or         % of the total number of shares of common stock to be outstanding after this offering.

The number of shares outstanding as of September 30, 2012 excludes:

•

13,676,714 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of September 30, 2012, at a weighted average exercise price of $1.45 per share;

•	60,000 shares of common stock subject to a RSU that was outstanding as of September 30, 2012;

•

259,965 shares of common stock issuable upon the exercise of a warrant to purchase convertible preferred stock that was outstanding as of September 30, 2012, with an exercise price of $1.15 per share; and

•

2,946,812 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of September 30, 2012, which shares will become available for future issuance under our 2013 Equity Incentive Plan in connection with this offering,              additional shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan, which will become effective in connection with this offering, and              shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, which will become effective in connection with this offering.

To the extent that any options or the warrant are exercised, new options or shares of common stock are issued under our 2013 Equity Incentive Plan or our 2013 Employee Stock Purchase Plan or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated statement of operations data and other financial data for the fiscal years ended September 30, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of September 30, 2011 and 2012 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended September 30,
	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
License and implementation	$31,759	$41,499	$49,756
SaaS and maintenance	18,682	23,672	34,502

Total revenues	50,441	65,171	84,258

Cost of revenues:
License and implementation(1)	12,087	18,092	22,483
SaaS and maintenance(1)	6,328	8,828	18,053

Total cost of revenues	18,415	26,920	40,536

Gross profit	32,026	38,251	43,722

Operating expenses:
Research and development(1)	12,702	13,809	17,695
Sales and marketing(1)	11,221	13,935	19,640
General and administrative(1)	6,945	7,860	10,584

Total operating expenses	30,868	35,604	47,919

Income (loss) from operations	1,158	2,647	(4,197)
Interest expense, net	353	677	655
Other expense, net	20	316	540

Income (loss) before income taxes	785	1,654	(5,392)
Provision for income taxes	161	172	301

Net income (loss)	$624	$1,482	$(5,693)

Net income (loss) per share attributable to common stockholders:(2)
Basic and diluted	$—	$—	$(0.24)

Weighted average number of shares used in computing net income (loss) per share attributable to common stockholders:(2)
Basic and diluted	21,083	21,971	23,446

Pro forma net income (loss) per share:(2)
Basic and diluted			$(0.13)

Shares used in computing pro forma net loss per share:(2)
Basic and diluted			45,196

Other Financial Data:
Adjusted EBITDA(3)	$3,230	$4,389	$4,957

(footnotes appear on following page)

(1)	Includes stock-based compensation as follows:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Cost of revenues:
License and implementation	$134	$92	$298
SaaS and maintenance	41	29	561
Research and development	133	127	297
Sales and marketing	173	108	1,103
General and administrative	276	175	262

Total stock-based compensation	$757	$531	$2,521

(2)

See Note 10 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share attributable to common stockholders and pro forma basic and diluted net income (loss) per share.

(3)

See “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure” for more information and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	As of September 30,
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,420	$15,768
Working capital (deficit)	1,082	(11,891)
Total assets	36,954	40,598
Loan obligations, current and long-term	7,378	5,127
Total liabilities	44,881	51,085
Convertible preferred stock	41,776	41,776
Total stockholders’ deficit	(49,703)	(52,263)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a pioneer and leading provider of revenue management solutions for the life science and technology industries. Our solutions enable our customers to maximize revenues and reduce revenue compliance risk by transforming their revenue lifecycle from a series of tactical, disjointed operations into a strategic end-to-end process. We believe our solutions serve as the system of record for our customers’ revenue management processes and can provide a competitive advantage for them.

We were founded in 1999 with a vision of transforming the way companies manage the strategy and execution of pricing, contracting, incentives and rebates. Since we were founded, we have achieved several significant milestones, including:

•	In 2002, we released the initial version of our first revenue management application suite, which was designed for the medical device industry.

•	In 2004, we introduced new applications and extended the capabilities of our solutions to support the pharmaceutical industry, and we signed our first pharmaceutical client.

•	In 2006, we acquired Azerity, Inc., a provider of revenue management solutions for the semiconductor industry as we began expanding into the technology industry more broadly.

•	In 2006, we also started operations in India to continue scaling our development, implementation and support capabilities.

•	We expanded the functionality of our solutions to address the consumer electronics and software verticals, and in 2009, signed our first consumer electronics customer.

•	In 2010, we also introduced analytics capabilities and began offering our solutions through the cloud to accelerate the time-to-value of deploying our revenue management solutions.

•	As we invested in growing our research and development, implementation and sales and marketing forces, we significantly increased the number of our employees between 2010 and 2012.

•	In January 2012, we acquired LeapFrogRx, a provider of cloud-based analytics solutions for the pharmaceutical industry, to enhance our analytics capabilities.

Our solutions are comprised of two complementary suites of software applications: Revenue Management Enterprise and Revenue Management Intelligence. Sales of our solutions range from individual applications to complete suites, and deployments may vary from specific divisions or territories to enterprise-wide implementations. Historically, a substantial majority of our total revenues has been associated with our Revenue Management Enterprise suite, whether deployed as individual applications or as a complete suite. For example, in the fiscal year ended September 30, 2012, revenues from our Revenue Management Enterprise suite constituted more than 90% of our total revenues. We expect our Revenue Management Enterprise suite to continue to generate the substantial majority of our total revenues for the foreseeable future.

We derive revenues primarily from the sale of our on-premise and cloud-based solutions and related implementation services, as well as maintenance and support and application support. We price our solutions based on a number of factors, including revenues under management and number of users. Our license and implementation revenues are comprised of sales of perpetual license and related implementation services, which revenues are recognized over the implementation period, which commences when implementation work begins and typically ranges from one to three years. Maintenance and support revenues are recognized ratably over the support period, which is typically one year. SaaS revenues for cloud-based solutions are derived from subscription fees from customers accessing our cloud-based solutions, as well as from associated implementation services. SaaS revenues are recognized ratably over the subscription period, which is typically one year but can be longer. Due to the manner in which our revenues are recognized, we believe we have significant visibility into a substantial portion of our future revenues, although the actual timing of revenue recognition may vary based on our customers’ implementation requirements and availability of our services personnel.

We market and sell our solutions to customers in the life science and technology industries. While we have historically generated the substantial majority of our revenues from companies in the life science industry, we have also grown our base of technology customers and intend to continue to focus on increasing the revenues from customers in the technology industry. Our life science customers include Abbott Laboratories, Amgen Inc., Boston Scientific Corporation, Bristol-Meyers Squibb Company, Johnson & Johnson and Merck & Co., Inc., and our technology customers include Dell Inc., Nokia Corporation, STMicroelectronics N.V. and VMware, Inc. During the fiscal years ended September 30, 2010, 2011 and 2012, one customer accounted for 15%, 15% and 10% of our total revenues, respectively. Three different customers also accounted for 13%, 12% and 14% of our total revenues for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. Our most significant customers in any given period generally vary from period to period due to the timing of implementation and related revenue recognition over those periods of larger projects.

Our sales and marketing team primarily targets large and mid-sized organizations worldwide through our direct sales force. We have historically focused our sales efforts in the United States, but we believe markets outside of the United States offer a significant opportunity for growth, and we intend to make additional investments in sales and marketing to expand in these markets.

We have experienced significant growth in our revenues in recent periods. We generated total revenues of $50.4 million, $65.2 million and $84.3 million during the fiscal years ended September 30, 2010, 2011 and 2012, respectively, and we generated net income of $0.6 million and $1.5 million and a net loss of $5.7 million in the fiscal years ended September 30, 2010, 2011 and 2012, respectively.

Key Factors Affecting Our Financial Performance

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to retain and expand business with existing customers, attract new customers, continue to innovate and enhance our solutions and successfully invest in our growth. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results.

Retain and Expand Business with Existing Customers

We have enjoyed renewal rates for maintenance and support in excess of 95% during fiscal years ended September 30, 2010, 2011 and 2012. Renewal rates for any fiscal year are calculated by identifying our maintenance and support customers existing at the beginning of the prior fiscal year (prior year customers), and dividing the dollar amount of maintenance and support revenues that we earned from those prior year customers in the current fiscal year by the dollar amount of maintenance and support revenues we earned from such customers in the prior fiscal year. Our future financial performance depends, in part, on our ability to maintain high renewal rates.

We also intend to continue to broaden adoption of existing applications across our customers’ organizations. We also believe that the sales cycle for selling to existing customers can be shorter than the sales cycle for new customers, and therefore our sales and marketing costs for existing customers can be lower, allowing us to focus additional sales and marketing resources on obtaining new customers. If we are unable to maintain high levels of renewals and sell additional solutions to existing customers, our future revenues would not grow as we anticipate.

Attract New Customers

We believe the global market for life science and technology revenue management solutions is large and underserved. We intend to target new customers by continuing to invest in our sales force and marketing initiatives to drive awareness and adoption of revenue management solutions. It can take new sales personnel a significant period of time to become productive, which may result in a delay in increased revenues as compared to our investments in sales and marketing. If our investments in sales and marketing activities do not result in significant additional customers or if competition begins to emerge, our business would be harmed.

Continue to Innovate and Enhance Our Solutions

To extend our leadership position in revenue management, we intend to continue to drive product innovation through significant investments in research and development. We expect these initiatives will be focused on developing new applications for the life science and technology industries, as well as for additional verticals within those industries. We will also need to continually engage in development activities to update our applications to reflect changing market and regulatory requirements.

Invest in Our Growth

In order to grow our business, we must continue to invest in our people, software and solutions, data center and infrastructure, which will likely result in higher costs of revenues, operating expenses and capital expenditures. If our business continues to grow rapidly, we may need to increase our use of third-party contractors to provide services to our customers, which could adversely affect our gross margins. In addition, we plan to continue to invest in additional data center capacity with third-party providers as well as additional computing infrastructure to continue to enhance our cloud-based solutions. Our future revenue growth will also depend on our ability to expand our sales force domestically and internationally.

Key Business Metrics

In addition to the measures of financial performance presented in our consolidated financial statements, we use certain key metrics to evaluate and manage our business, including four-quarter revenues from current customers and Adjusted EBITDA. We use these key metrics internally to manage the business, and we believe they are useful for investors to compare key financial data from various periods.

Four-Quarter Revenues From Existing Customers

We derive a large majority of revenues from existing customers, which we define as customers from which we have generated revenues in each of the preceding four quarters, which would exclude historical customers of LeapFrogRx. We measure four-quarter revenues from our existing license and subscription customers by calculating the sum of revenues recognized during the last four quarters from any customer that has contributed revenue in each of the preceding four quarters. We believe four-quarter revenues from existing customers provides us and investors with a metric to measure the historical revenue visibility in our business. We also use this metric internally to understand the proportion of revenues being generated in any period from existing customers as compared to entirely new customers or customers with whom we have not been recently engaged. This measure helps us guide our sales activities and establish budgets and operational goals for our sales function.

Our four-quarter revenues from existing customers for the periods presented were as follows:

	Four Quarters Ended
	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(unaudited)
	(in thousands)
Four-quarter revenues	$60,024	$66,459	$66,785	$73,157	$76,892

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before LeapFrogRx compensation charges, as discussed below, stock-based compensation, depreciation and amortization, interest expense, net, other expense, net, and provision for income taxes. We believe Adjusted EBITDA provides investors with consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results and our competitors’ operating results. We also use this measure internally to establish budgets and operational goals to manage our business and evaluate our performance.

Adjusted EBITDA was $3.2 million, $4.4 million and $5.0 million for fiscal years ended September 30, 2010, 2011 and 2012, respectively. Our Adjusted EBITDA for the fiscal years ended September 30, 2011 and 2012 increased primarily due to increases in total revenues, which were partially offset by increased expenses. The increase in expenses was primarily due to increases in personnel costs arising principally from headcount increases as we continued to make investments in new products and solutions, as well as from expanding our global marketing efforts. See “Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure” for a reconciliation of Adjusted EBITDA to net income (loss) and a description of the limitations of Adjusted EBITDA.

Key Components of Results of Operations

Revenues

Revenues are comprised of license and implementation revenues and SaaS and maintenance revenues.

License and Implementation

License and implementation revenues are generated from the sale of software licenses for our on-premise solutions and related implementation services.

SaaS and Maintenance

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing our cloud-based solutions and revenues associated with maintenance contracts from license customers. Also included in SaaS and maintenance revenues are other revenues, including revenues related to application support, training and customer-reimbursed expenses. Prior to 2012, revenues from subscriptions for our cloud-based solutions were not material; however, following our acquisition of LeapFrogRx in January 2012, they have increased but remain less than 15% of our total revenues. Over time, we expect that SaaS revenues will increase as a percentage of total revenues.

Cost of Revenues

Our total cost of revenues is comprised of the following:

License and Implementation

Cost of license and implementation revenues includes costs related to the implementation of our on-premise solutions. Cost of license and implementation revenues primarily consists of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as third-party contractors, royalty fees paid to third parties for rights to their intellectual property and travel-related expenses. Cost of license and implementation revenues may vary from period to period depending on a number of factors, including the amount of implementation services required to deploy our solutions and the level of involvement of third party contractors providing implementation services.

SaaS and Maintenance

Cost of SaaS and maintenance revenues includes those costs related to the implementation of our cloud-based solutions, maintenance and support and application support for our on-premise solutions and training. Cost of SaaS and maintenance revenues primarily consists of personnel-related costs including salary, bonus, stock-based compensation, LeapFrogRx compensation charges and overhead allocation as well as reimbursable expenses, third-party contractors and data center-related expenses. We believe that cost of SaaS and maintenance revenues will continue to increase in absolute dollars as we continue to focus on building infrastructure for our cloud-based solutions.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses.

Research and Development

Our research and development expenses consist primarily of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as third-party contractors and travel-related expenses. Our software development costs for new software solutions and enhancements to existing software solutions are generally expensed as incurred. However, we capitalize development costs incurred in connection with the development of certain additional service offerings that will only be offered through the cloud. We expect to cease capitalization of development costs when we have completed all final testing of this product, at which time amortization charges related to such capitalized costs will be included in cost of revenues. As of September 30, 2012, we had $1.2 million of capitalized software development costs. We have not begun to amortize any of these capitalized software development costs as the development of the product is not completed. We expect our research and development expenses to continue to increase in absolute dollars as we continue to develop new applications and enhance our existing software solutions.

Sales and Marketing

Our sales and marketing expenses consist primarily of personnel-related costs including salary, bonus, commissions, stock-based compensation, LeapFrogRx compensation charges and overhead allocation as well as third-party contractors, travel-related expenses and marketing programs. We recognize sales commission expense upon contract signing, while we recognize revenue over the period the services are provided. We expect our sales and marketing expenses to continue to increase in absolute dollars as we increase the number of our sales and marketing employees to support the growth in our business.

General and Administrative

Our general and administrative expenses consist primarily of personnel-related costs including salary, bonus, stock-based compensation, LeapFrogRx compensation charges and overhead allocation as well as third-party contractors and travel-related expenses. We expect to incur significant accounting and legal costs related to becoming a public company, as well as additional insurance, investor relations and other costs.

LeapFrogRx Compensation Charges

In January 2012, we acquired LeapFrogRx for initial cash consideration of $3.0 million as well as potential additional payments to former LeapFrogRx stockholders totaling up to $8.3 million which are expected to be incurred through January 2015. These additional payments are, among other things, subject to future continued employment and are therefore considered compensatory in nature and are being recognized as compensation expense (LeapFrogRx compensation charges) over the term of each component. As of September 30, 2012, we had expensed $4.9 million of LeapFrogRx compensation charges.

Results of Operations

The following tables set forth our consolidated results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
License and implementation	$31,759	$41,499	$49,756
SaaS and maintenance	18,682	23,672	34,502

Total revenues	50,441	65,171	84,258

Cost of revenues:
License and implementation(1)	12,087	18,092	22,483
SaaS and maintenance(1)	6,328	8,828	18,053

Total cost of revenues	18,415	26,920	40,536

Gross profit	32,026	38,251	43,722

Operating expenses:
Research and development(1)	12,702	13,809	17,695
Sales and marketing(1)	11,221	13,935	19,640
General and administrative(1)	6,945	7,860	10,584

Total operating expenses	30,868	35,604	47,919

Income (loss) from operations	1,158	2,647	(4,197)
Interest expense, net	353	677	655
Other expense, net	20	316	540

Income (loss) before income taxes	785	1,654	(5,392)
Provision for income taxes	161	172	301

Net income (loss)	$624	$1,482	$(5,693)

(footnote appears on following page)

(1)	Includes stock-based compensation as follows:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Cost of revenues:
License and implementation	$134	$92	$298
SaaS and maintenance	41	29	561
Research and development	133	127	297
Sales and marketing	173	108	1,103
General and administrative	276	175	262

Total stock-based compensation	$757	$531	$2,521

	Years Ended September 30,
	2010	2011	2012
Revenues:
License and implementation	63%	64%	59%
SaaS and maintenance	37	36	41

Total revenues	100	100	100

Cost of revenues:
License and implementation	24	28	27
SaaS and maintenance	13	13	21

Total cost of revenues	37	41	48

Gross profit	63	59	52
Operating expenses:
Research and development	25	21	21
Sales and marketing	22	22	23
General and administrative	14	12	13

Total operating expenses	61	55	57

Income (loss) from operations	2	4	(5)
Interest expense, net	1	1	1
Other expense, net	0	0	1

Income (loss) before income taxes	1	2	(7)
Provision for income taxes	0	0	0

Net income (loss)	1%	2%	(7)%

Comparison of the Fiscal Years Ended September 30, 2011 and 2012

Revenues

	Years Ended September 30,
	2011		2012		Change
	Amount	% of Total Revenues	Amount	% of Total Revenues	($)	(%)
	(in thousands, except percentages)
Revenues:
License and implementation	$41,499	64%	$49,756	59%	$8,257	20%
SaaS and maintenance	23,672	36	34,502	41	10,830	46

Total revenues	$65,171	100%	$84,258	100%	$19,087	29

License and Implementation

License and implementation revenues increased $8.3 million, or 20%, to $49.8 million for the fiscal year ended September 30, 2012 from $41.5 million for the fiscal year ended September 30, 2011. Our revenues from existing customers were $41.9 million for the fiscal year ended September 30, 2012 and $34.1 million for the fiscal year ended September 30, 2011. The increase was due to an increased volume of activity.

SaaS and Maintenance

SaaS and maintenance revenues increased $10.8 million, or 46%, to $34.5 million for the fiscal year ended September 30, 2012 from $23.7 million for the fiscal year ended September 30, 2011. The increase in SaaS and maintenance revenues was primarily driven by an increase of $8.2 million in SaaS revenues, of which $5.9 million was due to the acquisition of LeapFrogRx and $2.3 million was due to sales to new customers. Our maintenance and support and application support revenues increased $2.5 million primarily due to an increase in the number of service contracts.

Cost of Revenues

	Years Ended September 30,
	2011		2012		Change
	Amount	Margin%	Amount	Margin%	($)	(%)
	(in thousands, except percentages)
Cost of revenues:
License and implementation	$18,092	44%	$22,483	45%	$4,391	24%
SaaS and maintenance	8,828	37	18,053	52	9,225	104

Total cost of revenues	$26,920	41	$40,536	48	$13,616	51

Gross profit:
License and implementation	$23,407	56%	$27,273	55%	$3,866	17%
SaaS and maintenance	14,844	63	16,449	48	1,605	11

Total gross profit	$38,251	59	$43,722	52	$5,471	14

License and Implementation

Cost of license and implementation revenues increased $4.4 million, or 24%, to $22.5 million during the fiscal year ended September 30, 2012 from $18.1 million for the fiscal year ended September 30, 2011. The increase in the cost of license and implementation revenues was primarily the result of a $2.1 million increase in personnel costs due primarily to increased headcount and a $2.5 million increase in third-party contractors, partially offset by a reduction in royalty fees paid to third parties.

SaaS and Maintenance

Cost of SaaS and maintenance revenues increased $9.2 million, or 104%, to $18.1 million during the fiscal year ended September 30, 2012 from $8.8 million for the fiscal year ended September 30, 2011. The increase in the cost of SaaS and maintenance revenues was primarily the result of a $8.1 million increase in personnel costs due primarily to increased headcount, including personnel from LeapFrogRx and a $0.7 million increase in third-party contractors. The increase in personnel costs includes $2.9 million of LeapFrogRx compensation charges and a $0.5 million increase in stock-based compensation expense, which impacted gross margins during the fiscal year ended September 30, 2012.

Operating Expenses

	Years Ended September 30,
	2011	2012	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Operating expenses:
Research and development	$13,809	$17,695	$3,886	28%
Sales and marketing	13,935	19,640	5,705	41
General and administrative	7,860	10,584	2,724	35

Total operating expenses	$35,604	$47,919	$12,315	35

Research and Development

Research and development expenses increased by $3.9 million, or 28%, to $17.7 million during the fiscal year ended September 30, 2012 as compared to $13.8 million for the fiscal year ended September 30, 2011. The increase was primarily the result of a $3.5 million increase in personnel costs due primarily to increased headcount and a $0.4 million increase in third-party contractors. We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars.

Sales and Marketing

Sales and marketing expenses increased by $5.7 million, or 41%, to $19.6 million during the fiscal year ended September 30, 2012 as compared to $13.9 million for the fiscal year ended September 30, 2011. The increase was primarily the result of a $5.1 million increase in personnel costs due primarily to increased headcount, including personnel from LeapFrogRx, a $0.3 million increase in expenses related to direct marketing events and a $0.3 million increase in travel-related expenses. The increase in personnel costs includes $1.1 million of LeapFrogRx compensation charges and a $1.0 million increase in stock-based compensation expense. We expect sales and marketing expenses to continue to increase in absolute dollars as we continue to expand our direct sales teams and increase our marketing activities.

General and Administrative

General and administrative expenses increased $2.7 million, or 35%, to $10.6 million during the fiscal year ended September 30, 2012 as compared to $7.9 million for the fiscal year ended September 30, 2011. This increase was primarily due to an increase in personnel costs due to increased headcount, including personnel from LeapFrogRx. The increase in personnel costs includes $0.7 million of LeapFrogRx compensation charges. We expect to incur higher general and administrative expenses in absolute dollars as a result of both our growth and transition to a public company, including higher legal, insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and related regulations.

Interest and Other Expense, Net

	Years Ended September 30,
	2011	2012	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Interest expense, net	$677	$655	$(22)	(3)%
Other expense, net	316	540	224	71

Interest expense, net primarily relates to financing costs related to our term loan and capital lease.

Other expense, net increased primarily due to changes in fair value of convertible preferred stock warrant of $0.3 million, during the fiscal year ended September 30, 2012 as compared to the fiscal year ended September 30, 2011.

Provision for Income Taxes

	Years Ended September 30,
	2011	2012	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Provision for income taxes	$172	$301	$129	75%

Provision for income taxes increased $0.1 million to $0.3 million for the fiscal year ended September 30, 2012 as compared to $0.2 million for the fiscal year ended September 30, 2011. This change was primarily the result of an increase in the income tax provision in foreign jurisdictions due to an increase in income from our foreign operations.

For the fiscal year ended September 30, 2012, the tax expense computed using the statutory federal tax rate would have been a benefit of $1.8 million as compared to the income tax provision of $0.3 million. The difference was primarily due to the valuation allowance, partially offset by research and development tax credits and state taxes net of federal benefit.

For the fiscal year ended September 30, 2011, the tax expense computed using the statutory federal tax rate would have been an expense of $0.6 million as compared to the income tax provision of $0.2 million. The difference was primarily due to the valuation allowance and research and development tax credits, partially offset by permanent differences for expenses not deductible for tax purposes and a change in the state effective rate.

Comparison of the Fiscal Years Ended September 30, 2010 and 2011

Revenues

	Years Ended September 30,
	2010		2011		Change
	Amount	% of Total Revenues	Amount	% of Total Revenues	($)	(%)
	(in thousands, except percentages)
Revenues:
License and implementation	$31,759	63%	$41,499	64%	$9,740	31%
SaaS and maintenance	18,682	37	23,672	36	4,990	27

Total revenues	$50,441	100%	$65,171	100%	$14,730	29%

License and Implementation

License and implementation revenues increased $9.7 million, or 31%, to $41.5 million for the fiscal year ended September 30, 2011 from $31.8 million for the fiscal year ended September 30, 2010. Our revenues from existing customers were $34.1 million for the fiscal year ended September 30, 2011 and $18.3 million for the fiscal year ended September 30, 2010. The increase was due to an increased volume of activity.

SaaS and Maintenance

SaaS and maintenance revenues increased $5.0 million, or 27%, to $23.7 million for the fiscal year ended September 30, 2011 from $18.7 million for the fiscal year ended September 30, 2010. The increase in SaaS and maintenance revenues was primarily driven by an increase of $3.4 million in maintenance and support and application support revenues due to an increase in the number of service contracts, an increase of $0.9 million in customer-reimbursed expenses due to an increase in the volume of sales activity and an increase of $0.8 million in SaaS revenues due to an increase in the volume of sales activity.

Cost of Revenues

	Years Ended September 30,
	2010		2011		Change
	Amount	Margin%	Amount	Margin%	($)	(%)
	(in thousands, except percentages)
Cost of revenues:
License and implementation	$12,087	38%	$18,092	44%	$6,005	50%
SaaS and maintenance	6,328	34	8,828	37	2,500	40

Total cost of revenues	$18,415	37%	$26,920	41%	$8,505	46%

Gross profit:
License and implementation	$19,672	62%	$23,407	56%	$3,735	19%
SaaS and maintenance	12,354	66	14,844	63	2,490	20

Total gross profit	$32,026	63%	$38,251	59%	$6,225	19%

License and Implementation

Cost of license and implementation revenues increased $6.0 million, or 50%, to $18.1 million during the fiscal year ended September 30, 2011 from $12.1 million for the fiscal year ended September 30, 2010. The increase in the cost of license and implementation revenues was primarily the result of a $3.2 million increase in personnel costs due primarily to increased headcount, a $1.7 million increase in third-party contractors, and a $0.9 million increase in royalty fees paid to third parties.

SaaS and Maintenance

Cost of SaaS and maintenance revenues increased $2.5 million, or 40%, to $8.8 million during the fiscal year ended September 30, 2011 from $6.3 million for the fiscal year ended September 30, 2010. The increase in the cost of SaaS and maintenance revenues was primarily the result of a $1.5 million increase in personnel costs due primarily to increased headcount and a $0.9 million increase in customer-reimbursed expenses.

Operating Expenses

	Years Ended September 30,
	2010	2011	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Operating expenses:
Research and development	$12,702	$13,809	$1,107	9%
Sales and marketing	11,221	13,935	2,714	24
General and administrative	6,945	7,860	915	13

Total operating expenses	$30,868	$35,604	$4,736	15%

Research and Development

Research and development expenses increased by $1.1 million, or 9%, to $13.8 million during the fiscal year ended September 30, 2011 as compared to $12.7 million for the fiscal year ended September 30, 2010. The increase was primarily the result of a $1.5 million increase in personnel costs due primarily to increased headcount, partially offset by a $0.7 million reduction in third-party contractor expenses.

Sales and Marketing

Sales and marketing expenses increased by $2.7 million, or 24%, to $13.9 million during the fiscal year ended September 30, 2011 as compared to $11.2 million for the fiscal year ended September 30, 2010. The increase was primarily the result of a $2.6 million increase in personnel costs due primarily to increased headcount.

General and Administrative

General and administrative expenses increased $0.9 million, or 13%, to $7.9 million during the fiscal year ended September 30, 2011 as compared to $6.9 million for the fiscal year ended September 30, 2010. This increase was primarily the result of an increase in personnel costs due to increased headcount.

Interest and Other Expense, Net

	Years Ended September 30,
	2010	2011	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Interest expense, net	$353	$677	$324	92%
Other expense, net	20	316	296	1480

Interest expense, net increased primarily due to higher borrowing levels during the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010.

Other expense, net increased primarily due to changes in the fair value of a convertible preferred stock warrant of $0.2 million during the fiscal year ended September 30, 2011 as compared to the fiscal year ended September 30, 2010.

Provision for Income Taxes

	Years Ended September 30,
	2010	2011	Change
	Amount	Amount	($)	(%)
	(in thousands, except percentages)
Provision for income taxes	$161	$172	$11	7%

We recorded an income tax provision of $0.2 million for each of the fiscal years ended September 30, 2010 and 2011. The tax provision for both years was primarily related to state taxes and foreign tax on our income from foreign operations.

For the fiscal year ended September 30, 2011, the tax expense computed using the statutory federal tax rate would have been $0.6 million as compared to the income tax provision of $0.2 million. The difference was primarily due to the valuation allowance and research and development tax credits, partially offset by permanent differences for expenses not deductible for tax purposes and changes in the state effective rate.

For the fiscal year ended September 30, 2010, the tax expense computed using the statutory federal tax rate would have been an expense of $0.3 million as compared to the income tax provision of $0.2 million. The difference was primarily due to the valuation allowance and research and development tax credits, partially offset by permanent differences for expenses not deductible for tax purposes and a change in the state effective rate.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited quarterly consolidated statements of operations data as a percentage of total revenues for each of the eight quarters in the period ended September 30, 2012. The data below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
	(in thousands)
Revenues:
License and implementation	$9,210	$10,629	$10,834	$10,826	$11,365	$11,659	$13,191	$13,541
SaaS and maintenance	5,925	5,865	6,071	5,811	6,692	8,581	9,582	9,647

Total revenues	15,135	16,494	16,905	16,637	18,057	20,240	22,773	23,188

Cost of revenues:
License and implementation(1)	4,595	4,266	4,218	5,013	5,028	5,515	5,712	6,228
SaaS and maintenance(1)	1,799	2,153	2,213	2,663	2,496	5,168	5,616	4,773

Total cost of revenues	6,394	6,419	6,431	7,676	7,524	10,683	11,328	11,001

Gross profit	8,741	10,075	10,474	8,961	10,533	9,557	11,445	12,187
Operating expenses:
Research and development(1)	3,091	3,362	3,299	4,057	4,173	4,817	4,491	4,214
Sales and marketing(1)	2,967	3,452	3,364	4,152	3,981	5,705	5,356	4,598
General and administrative(1)	1,667	1,983	1,914	2,296	2,393	2,773	2,618	2,800

Total operating expenses	7,725	8,797	8,577	10,505	10,547	13,295	12,465	11,612

Income (loss) from operations	1,016	1,278	1,897	(1,544)	(14)	(3,738)	(1,020)	575
Interest expense, net	150	167	173	187	184	170	160	141
Other expense, net	20	44	5	247	406	179	(36)	(9)

Income (loss) before income taxes	846	1,067	1,719	(1,978)	(604)	(4,087)	(1,144)	443
Provision for income taxes	31	9	83	49	71	68	92	70

Net income (loss)	$815	$1,058	$1,636	$(2,027)	$(675)	$(4,155)	$(1,236)	$373

(1) Includes stock based compensation expense as follows:

Cost of revenues
License and implementation	$25	$24	$23	$20	$77	$69	$61	$91
SaaS and maintenance	7	7	8	7	24	368	77	92
Research and development	41	34	34	18	97	73	56	71
Sales and marketing	27	31	32	18	245	529	167	162
General and administrative	60	48	41	26	65	47	50	100

Total stock-based compensation expense	$160	$144	$138	$89	$508	$1,086	$411	$516

	Three Months Ended
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012
Revenues:
License and implementation	61%	64%	64%	65%	63%	58%	58%	58%
SaaS and maintenance	39	36	36	35	37	42	42	42

Total revenues	100	100	100	100	100	100	100	100

Cost of revenues:
License and implementation	30	26	25	30	28	27	25	27
SaaS and maintenance	12	13	13	16	14	26	25	20

Total cost of revenues	42	39	38	46	42	53	50	47

Gross profit	58	61	62	54	58	47	50	53
Operating expenses:
Research and development	21	20	20	24	23	24	20	18
Sales and marketing	20	21	20	25	22	28	23	20
General and administrative	11	12	11	14	14	13	11	12

Total operating expenses	52	53	51	63	59	65	54	50

Income (loss) from operations	6	8	11	(9)	(1)	(18)	(4)	3
Interest expense, net	1	1	1	1	1	1	1	1
Other expense, net	0	0	0	2	2	1	0	0

Income (loss) before income taxes	5	7	10	(12)	(4)	(20)	(5)	2
Provision for income taxes	0	0	1	0	0	0	0	0

Net income (loss)	5%	7%	9%	(12)%	(4)%	(20)%	(5)%	2%

Quarterly Trends

Our license and implementation revenues increased sequentially in absolute dollars in all quarters presented, except for the quarter ended September 30, 2011, primarily due to an increase in revenues from existing customers. The slight decline in the quarter ended September 30, 2011 was the result of implementation service activity ramping down on projects for two large customers, partially offset by the ramp up of implementation service activity on a project for another large customer. Our SaaS and maintenance revenues increased sequentially in absolute dollars for the quarters ended June 30, 2011 and December 31, 2011, primarily due to an increase in maintenance revenues. Our SaaS and maintenance revenues increased in absolute dollars for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, primarily due to an increase in SaaS revenues due to the acquisition of LeapFrogRx. Our SaaS and maintenance revenues decreased sequentially in absolute dollars for the quarters ended March 31, 2011 and September 30, 2011, primarily due to slight decreases in maintenance revenue resulting from temporary delays in the receipt and recognition of maintenance renewals and reduced activity in customer-reimbursed expenses. From time to time, we have experienced delays in renewal of our maintenance contracts with customers which have resulted in short term fluctuations in revenues.

Our cost of revenues increased sequentially in absolute dollars in all quarters presented, except for the quarters ended December 31, 2011 and September 30, 2012, primarily as a result of an increase in personnel costs due primarily to increased headcount, including the effects of LeapFrogRx compensation charges. Our cost of revenues decreased for the quarters ended December 31, 2011 and September 30, 2012, due to lower royalty fees paid to third parties for intellectual property rights and a decrease in LeapFrogRx compensation charges, respectively. Our gross margin increased for the quarters ended March 31, 2011, June 30, 2011, December 31, 2011, June 30, 2012 and September 30, 2012 due to increases in revenues, partially offset by increases in expenses due to increased personnel costs. Our gross margins decreased sequentially for the quarters ended September 30, 2011 and March 31, 2012 due to increases in headcount to support our growth and increases in personnel costs due to the acquisition of LeapFrogRx, respectively.

Our research and development expenses increased sequentially in absolute dollars for all quarters presented, except for the quarters ended June 30, 2011, June 30, 2012 and September 30, 2012, primarily as a result of an increase in personnel costs due primarily to increased headcount. Our research and development expenses for the quarter ended June 30, 2011 remained relatively consistent with the prior quarter. Our research and development expenses decreased for the quarters ended June 30, 2012 and September 30, 2012 due to costs being capitalized with respect to the development of certain additional service offerings that will only be offered through the cloud.

Our sales and marketing expenses increased sequentially in absolute dollars for the quarters ended March 31, 2011, September 30, 2011 and March 31, 2012, as we continued to expand our sales organization and increased our marketing efforts to support our overall business growth. Our sales and marketing expenses decreased for the quarters ended June 30, 2011 and December 31, 2011 due to a decrease in commission expenses and for the quarters ended June 30, 2012 and September 30, 2012 due to a decrease in LeapFrogRx compensation charges.

Our general and administrative expenses increased sequentially in absolute dollars for all quarters presented, except for the quarters ended June 30, 2011 and June 30, 2012, due to increased headcount costs. Our general and administrative expenses for the quarter ended June 30, 2011 remained relatively consistent with the prior quarter. Our general and administrative expenses for the quarter ended June 30, 2012 decreased slightly due to increased shared costs allocated to other functions.

Liquidity and Capital Resources

As of September 30, 2012, we had cash and cash equivalents of $15.8 million. Since inception, we have financed our operations primarily through proceeds from the issuance of capital stock and since 2006 through cash flows from operations. We generated cash flows from operations in the fiscal years ended September 30, 2010, 2011 and 2012 of $4.8 million, $3.1 million and $5.7 million, respectively.

We believe our current cash and cash equivalents are sufficient to meet our operating cash flow needs for at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of spending to support research and development efforts and expansion of our business and capital expenditures for the purchase of computer hardware and software. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may elect to raise additional capital through the sale of additional equity or debt securities, obtain a credit facility or sell certain assets. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and terms of any debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders and additional financing may not be available in amounts or on terms acceptable to us. We may also seek to invest in or acquire complementary businesses or technologies, any of which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Cash flows from operating activities	$4,772	$3,115	$5,723
Cash flows from investing activities	(1,250)	(779)	(5,905)
Cash flows from financing activities	(366)	4,186	(2,449)

Cash Flows from Operating Activities

Net cash provided by operating activities was $5.7 million for the fiscal year ended September 30, 2012, compared to $3.1 million for the fiscal year ended September 30, 2011 and $4.8 million for the fiscal year ended September 30, 2010.

Net cash provided by operating activities increased during the fiscal year ended September 30, 2012 primarily due to the growth of our business and the increase in our total revenues. Net cash of $5.7 million provided by operating activities was principally the result of changes in working capital of $6.6 million and non-cash adjustments of $4.8 million, offset by our net loss of $5.7 million. The significant components of the working capital changes included increased deferred revenues of $3.1 million, increased accrued employee compensation of $1.9 million, increased other accrued and long-term liabilities of $2.1 million, and reduced accounts receivable of $0.9 million, partially offset by $0.9 million of increases in prepaid expenses and other current assets. Our significant non-cash charges included $2.5 million of stock-based compensation and $1.8 million of depreciation and amortization expense during that period.

Net cash of $3.1 million provided by operating activities for the fiscal year ended September 30, 2011 was primarily attributable to our net income of $1.5 million, adjusted for $2.1 million of non-cash charges, and reduced by working capital changes of $0.5 million. The significant components of the working capital changes included increased accounts receivable of $7.6 million related to the timing of contractual payments, partially offset by $5.4 million increases in deferred revenues and $1.3 million increases in accrued employee compensation. Major components of non-cash charges were depreciation and amortization of $1.2 million and stock-based compensation of $0.5 million.

Net cash of $4.8 million provided by operating activities for the fiscal year ended September 30, 2010 was primarily attributable to our net income of $0.6 million, adjusted for $2.1 million of non-cash charges, and working capital changes of $2.1 million. The significant components of the working capital changes included $3.1 million of increases in deferred revenue and $1.7 million of increases in accrued employee compensation, partially offset by $1.4 million of decreases in accounts payable. Major components of non-cash charges were depreciation and amortization of $1.3 million and stock-based compensation of $0.8 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $5.9 million for the fiscal year ended September 30, 2012 compared to $0.8 million for the fiscal year ended September 30, 2011 and $1.3 million for the fiscal year ended September 30, 2010.

Net cash used in investing activities for the fiscal year ended September 30, 2012 was primarily due to the acquisition of LeapFrogRx for $3.0 million, purchases of property and equipment of $1.8 million and capitalized software development costs of $1.1 million.

Net cash used in investing activities for the fiscal years ended September 30, 2011 and 2010 was primarily due to purchases of property and equipment.

Cash Flows from Financing Activities

Net cash used in financing activities was $2.5 million for the fiscal year ended September 30, 2012 compared to net cash provided by financing activities of $4.2 million for the fiscal year ended September 30, 2011 and net cash used in financing activities of $0.4 million for the fiscal year ended September 30, 2010.

Net cash used in financing activities for the fiscal year ended September 30, 2012 was primarily due to loan repayment of $2.3 million and payments of capital leases of $0.5 million, partially offset by proceeds from issuance of common stock under our stock option plans of $0.6 million.

Net cash provided by financing activities for the fiscal year ended September 30, 2011 was primarily due to proceeds from loan of $7.5 million and proceeds from issuance of common stock under our stock option plans of $0.4 million, partially offset by loan repayment of $3.5 million.

Net cash used in financing activities for the fiscal year ended September 30, 2010 was primarily due to loan repayments.

Loan and Security Agreement

In June 2006, we entered into a loan and security agreement with Silicon Valley Bank, which was most recently amended and restated in October 2010. As amended, the loan and security agreement includes a term loan to fund business operations and expansion. The term loan required monthly interest-only payments until October 1, 2011, followed by 36 equal monthly payments of principal and accrued interest until it matures on October 1, 2014. The principal amount outstanding bears a fixed interest rate at 8.0% per annum. As of September 30, 2012, we had $5.2 million outstanding under the term loan.

The loan and security agreement also contains customary affirmative and negative covenants and events of default. As part of the loan and security agreement, we granted the lender a security interest in our personal property, excluding intellectual property. We were in compliance with all covenants as of September 30, 2012.

In connection with the October 2010 amendment, we issued a warrant to Silicon Valley Bank to purchase 259,965 shares of convertible preferred stock. For more information regarding the warrant, see “Description of Capital Stock—Warrant.”

Contractual Obligations

The following summarizes our contractual obligations as of September 30, 2012:

	Contractual Payment Obligations Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$3,988	$1,690	$1,720	$463	$115
Capital lease obligations(2)	974	645	329	—	—
Loan obligations(3)	5,665	2,829	2,836	—	—
LeapFrogRx compensation charges(4)	3,323	1,323	2,000	—	—

Total	$13,950	$6,487	$6,885	$463	$115

(1)	Operating lease obligations represent our obligations to make payments under the lease agreements for our facilities leases.
(2)	Capital lease obligations represent financing on computer equipment and software purchases.
(3)	Loan obligations relate to loan and security agreement with Silicon Valley Bank.
(4)	LeapFrogRx compensation charges represents additional consideration payable that is not subject to a revenue earn-out criteria.

Off-Balance Sheet Arrangements

As of September 30, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our cash, cash equivalents and restricted cash as we did not have any short-term investments as of September 30, 2011 and 2012 and our outstanding indebtedness bears interest at a fixed interest rate. Our primary exposure to market risk is interest income and expense sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of our interest-bearing securities, a 10% change in market interest rates would not be expected to have a material impact on our consolidated financial condition or results of operations.

Foreign Currency Exchange Risk

Our customers typically pay us in U.S. dollars, however in foreign jurisdictions, our expenses are typically denominated in local currency. Our expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian Rupee. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. However, we believe that a 10% change in foreign exchange rates would not have a material impact on our results of operations. To date, we have not entered into foreign currency hedging contracts, but may consider entering into such contracts in the future. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires our management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include revenue recognition, research and development and capitalization of software development costs, income taxes including deferred tax asset valuation allowance, valuation of intangibles, stock-based compensation and valuation of common stock. These estimates and assumptions are based on our management’s best estimates and judgment. Our management regularly evaluates these estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Revenues are comprised of license and implementation revenues and SaaS and maintenance revenues.

License and Implementation

License and implementation revenues include revenues from the sale of perpetual software licenses for our solutions and related implementation services. Based on the nature and scope of our implementation services, we have concluded that generally our implementation services are essential to our customers’ usability of our on-premise solutions, and therefore, we recognize revenues from the sale of software licenses for our on-premise solutions and related implementation services on a percentage-of-completion basis over the expected implementation period. We estimate the length of this period based on a number of factors, including the number of licensed applications and the scope and complexity of the customer’s deployment requirements. The percentage-of-completion is measured by the hours expended on the implementation of our software solutions during the reporting period as a percentage of the total hours estimated to be necessary to complete the implementation of our software solutions.

SaaS and Maintenance

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing our cloud-based solutions and revenues associated with maintenance contracts from license customers. Also included in SaaS and maintenance revenues are other revenues, including revenues related to application support, training and customer-reimbursed expenses.

We recognize our SaaS revenues ratably beginning the day the customer is provided access to the subscription service through the end of the contract term. Our SaaS arrangements include multiple elements, comprised of subscription fees and related implementation services. Our implementation services are complex and do not have a stand-alone value to our customers as we do not sell our services separately, the services are not sold separately by any other vendor and our customers cannot resell the implementation services on a standalone basis. As a result, we consider the entire arrangement consideration, including subscription fees and related implementation services, as a single unit of accounting in accordance with the provisions of FASB ASU No. 2009-13, Revenue Recognition (ASC Topic 605)—Multiple-Deliverable Revenue Arrangements.

Maintenance and support revenues include post-contract customer support and the right to unspecified software updates and enhancements on a when and if available basis. Application support revenues include post-contract customer support for our software solutions including support for any customer-specific customizations and configurations. Maintenance and support, and application support revenues are recognized ratably over the period in which the services are provided. Our revenues from training and reimbursable expenses are recognized as we deliver these services.

We commence revenue recognition when all of the following conditions are satisfied: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenues we report.

For multiple software element arrangements, we allocate the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence (VSOE) of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent. We have established VSOE of fair value for maintenance and support, application support and training. We do not offer any contractual rights of return, rebates or price protection. Our implementation projects generally have a term ranging from one to three years and may be terminated by the customer at any time. Should a loss be anticipated on a contract, the full amount of the loss is recorded when the loss is determinable. We update our estimates regarding the completion of implementations based on changes to the expected contract value and revisions to our estimates of time required to complete each implementation project. Amounts that may be payable to customers to settle customer disputes are recorded as a reduction in revenues or reclassified from deferred revenue to customer payables in other accrued liabilities.

Deferred Cost of Implementation

Deferred cost of implementation consists of costs related to implementation services that were provided to customer and the revenues for the services have not been recognized, provided however that the customer is contractually required to pay for the services. These costs primarily consist of personnel costs.

Research and Development and Capitalization of Software Development Costs

We generally expense costs related to the research and development of new software solutions and enhancements to existing software solutions as incurred. However, we capitalize certain development costs incurred in connection with our internal use software. These capitalized costs are primarily related to the development of certain additional service offerings that will only be offered through the cloud. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight line basis over its estimated useful life, generally three years. We capitalized software development costs of $0 and $1.2 million during the fiscal years ended September 30, 2011 and 2012, respectively. Amortization of capitalized software development costs has not started since the development is not yet complete.

Income Taxes

We account for income taxes in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740—Accounting for Income Taxes (ASC 740). We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in the subsequent period when such a change in estimate occurs.

We regularly assess the likelihood that our deferred income tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in ASC 740. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce the deferred income tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event we determine that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if we subsequently realize deferred income tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

As of September 30, 2011 and 2012, we had gross deferred income tax assets, related primarily to net operating loss (NOL) carry forwards, deferred revenues, accruals and reserves that are not currently deductible and depreciable and amortizable items of $24.8 million and $27.5 million, respectively, which have been fully offset by valuation allowance. Utilization of these net loss carry forwards is subject to the limitations of Internal Revenue Code Section 382. We recently concluded a study of our NOL carry forwards and have determined that as of September 30, 2012, most of our NOL carry forwards are not subject to limitations of Internal Revenue Code Section 382. However, in the future, some portion or all of these carry forwards may not be available to offset any future taxable income.

Valuation of Intangible Assets

All intangible assets have been determined to have finite lives and are amortized on a straight-line basis over their estimated remaining economic lives, ranging from three to five years.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards granted to our employees and directors, including stock options and restricted stock, based on the estimated fair value of the award on the grant date. We use the Black-Scholes-Merton valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award on a straight-line basis.

The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. In addition to the fair value of our common stock, these variables include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below.

•	Expected term. The expected term was estimated using the simplified method determined as the average of the contractual term and the vesting period.

•

Volatility.    As we do not have a trading history for our common stock, the estimated volatility is derived from the historical closing prices of common shares of similar entities whose share prices are publicly available for the expected term of the option.

•	Risk-free rate. The risk-free interest rate is based on the U.S. Treasury constant maturities in effect at the time of grant for to the expected term of the option.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

We periodically estimate the portion of awards which will ultimately vest based on our historical forfeiture experience. These estimates are adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates.

If any of the assumptions used in the Black-Scholes-Merton model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted to date.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Years Ended September 30,
	2010	2011	2012
Risk-free interest rate	2.44%	2.00%	0.97%
Dividend yield	—	—	—
Volatility	40%	40%	50%
Expected term (in years)	6.02	6.08	6.01

Common Stock Valuations

Stock option grants were intended to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.    The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	our performance, growth rate and financial condition at the approximate time of the option grant;

•	the value of companies that we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry and business model;

•	changes in our company and our prospects since the last time the board approved equity awards and the determination of fair value;

•	the rights, preferences and privileges of preferred stock relative to those of our common stock;

•	future financial projections; and

•	valuations of our common stock performed close in time to each grant.

We granted awards with the following exercise prices between October 1, 2011 and the date of this prospectus:

Date of Grant	Number of Shares	Exercise Price	Fair Value Per Share
November 2, 2011	1,570,300	$2.24	$2.24
January 31, 2012	853,430	3.63	3.63
April 25, 2012	308,100	4.00	4.00
September 28, 2012	1,972,925	4.00	3.64

Based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of September 30, 2012 was $         million, of which $         million related to vested awards and $         million related to unvested awards.

For our valuations, we calculated the enterprise value by applying both the market approach and the income approach. The market approach uses the probability weighted expected return method, or PWERM, to derive a weighted equity value that was allocated to the common share equivalents outstanding, assuming conversion of preferred shares to common shares. PWERM involves a forward-looking analysis of possible future outcomes. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level within a probability distribution. In the market approach, the valuations and outcomes of comparable peer companies in the public market were reviewed. We used the same group of peer companies throughout this period, however, we removed one company that was acquired and added another that completed an initial public offering. For all valuation periods presented, for the initial public offering scenario, we reviewed the last twelve-month revenue multiples of comparable peer companies and selected an appropriate multiple based on our assessment of our comparability to these companies. We then applied the selected multiple to our last twelve-month revenues to determine our enterprise value under the initial public offering scenario. The market approach also utilized the guideline transaction method. This method compares the operating results and market value of the equity or invested capital of acquired companies similar to our businesses.

The income approach consists of a discounted cash flow analysis. The income approach, which we utilize to assess fair value of the common stock under the assumption we remain a private company, is an estimate of the present value of the future monetary benefits generated by an investment in that asset. Specifically, debt free cash flows and the estimated terminal value are discounted at an appropriate risk-adjusted discount rate to estimate the total invested capital value of the entity.

An additional method, the prior sale of company stock method estimates value by considering any prior arm’s length sales of the subject company’s equity. When considering prior sales of our equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale and our financial condition at the time of the sale. We had no primary or secondary sales of our capital stock that occurred since the beginning of the fiscal year ended September 30, 2012.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to one of the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Discussion of Specific Valuation Inputs

November 2, 2011

During the three months ended September 30, 2011 our total revenues were slightly lower than the revenues for the three months ended June 30, 2011. However, we saw increased demand and were forecasting revenue growth both for the subsequent quarter and for the next fiscal year. Because there were no other material changes to the business, we believe that it was appropriate to continue to rely on the valuation performed as of September 30, 2011. For these grants, we determined our enterprise value using the income and market approaches with a one third weighting assigned to each of the market approaches and one third assigned to the income approach. Under the guideline public company market approach, a multiple of 2.39x to last twelve-month revenue was used. Under the comparable transaction market approach, a multiple of 2.77x to last twelve-month revenue was used. For the discounted cash flow analysis, a discount rate to our projected cash flows of 30% was used. The enterprise value was adjusted by subtracting our net debt to determine the total value of our equity. To determine the allocation of value among the various equity classes, we performed two analyses reflecting the possible distributions of value upon exit. For an initial public offering exit, we modeled a distribution of equal amounts to all classes of equity. For a non-initial public offering exit, we applied the option pricing method, where the rights of the various holders of preferred and common stock are considered in allocating the total equity value. The resulting values for the common shares were weighted based on the current expectations of the different exit scenarios. For the September 30, 2011 valuation date, an equal weighting was applied to initial public offering and non-initial public offering scenarios. The resulting common share value was adjusted using a 22% lack of marketability discount to reflect the illiquid nature of the common shares. Based on all of these factors, our board of directors granted stock options with an exercise price of $2.24 per share.

January 31, 2012

In the quarter ended December 31, 2011, our total revenues grew compared to the preceding quarter and we entered into an agreement to acquire LeapFrogRx in December, which increased our forecasted revenues. Because these grants occurred early in the quarter and approximately 31 days following the December 31 valuation date and there were no other material changes to the business, we believe that it was appropriate to continue to rely on the valuation performed as of December 31, 2011. For these grants, we determined our enterprise value using the income and market approaches with a one third weighting assigned to each of the market approaches and one third assigned to the income approach. Under the guideline public company market approach, a multiple of 3.36x to last twelve-month revenue was used. Under the comparable transaction market approach, a multiple of 4.20x to last twelve-month revenue was used. The increase in this multiple was due to the valuations of the peer companies also increasing over this period. For the discounted cash flow analysis, a discount rate to our projected cash flows of 30% was used. The enterprise value was adjusted by subtracting our net debt to determine the total value of our equity. To determine the allocation of value among the various equity classes, we performed two analyses reflecting the possible distributions of value upon exit. For an initial public offering exit, we modeled a distribution of equal amounts to all classes of equity. For a non-initial public offering exit, we applied the option pricing method, where the rights of the various holders of preferred and common stock are considered in allocating the total equity value. The resulting values for the common shares were weighted based on the current expectations of the different exit scenarios. For the December 31, 2011 valuation date, an equal weighting was applied to initial public offering and non-initial public offering scenarios, as we had not moved closer to a specific decision as to when to commence the initial public offering process. The resulting common share value was adjusted using a 23% lack of marketability discount to reflect the illiquid nature of the common shares. Based on all of these factors, our board of directors granted stock options with an exercise price of $3.63 per share.

April 25, 2012

In the quarter ended March 31, 2012, our total revenues continued to grow, although we did not change our revenue forecast for the year. A valuation was performed as of March 31, 2012. For these grants, we determined our enterprise value using the income and market approaches with a one third weighting assigned to each of the market approaches and one third assigned to the income approach. Under the guideline public company market approach, a multiple of 3.59x to last twelve-month revenue was used. Under the comparable transaction market approach, a multiple of 4.20x to last twelve-month revenue was used. The increase in this multiple was due to the valuations of the peer companies also increasing over this period, although not to the same extent as the prior quarter. For the discounted cash flow analysis, a discount rate to our projected cash flows of 28% was used. The enterprise value was adjusted by subtracting our net debt to determine the total value of our equity. To determine the allocation of value among the various equity classes, we performed two analyses reflecting the possible distributions of value upon exit. For an initial public offering exit, we modeled a distribution of equal amounts to all classes of equity. For a non-initial public offering exit, we applied the option pricing method, where the rights of the various holders of preferred and common stock are considered in allocating the total equity value. The resulting values for the common shares were weighted based on the current expectations of the different exit scenarios. An equal weighting was applied to initial public offering and non-initial public offering scenarios, as we had not moved closer to a specific decision as to when to commence the initial public offering process. The resulting common share value was adjusted using a 22% lack of marketability discount to reflect the illiquid nature of the common shares. Based on all these factors, our board of directors granted stock options with an exercise price of $4.00 per share.

September 28, 2012

In the quarter ended June 30, 2012, our total revenues continued to grow, although we did not change our revenue forecast for the quarter ended September 30, 2012. Because there were no other material changes to the business, we believe that it was appropriate to continue to rely on the valuation performed as of June 30, 2012. For the valuation as of June 30, 2012, we determined our enterprise value using the income and market approaches with a one third weighting assigned to each of the market approaches and one third assigned to the income approach. Under the guideline public company market approach, a multiple of 2.60x to last twelve-month revenue was used. Under the comparable transaction market approach, a multiple of 4.20x to last twelve-month revenue was used. The decrease in this multiple was due to the valuations of the peer companies also decreasing over this period, due to overall challenging stock market conditions in the early summer of 2012. For the discounted cash flow analysis, a discount rate to our projected cash flows of 27% was used. The enterprise value was adjusted by subtracting our net debt to determine the total value of our equity. To determine the allocation of value among the various equity classes, we performed two analyses reflecting the possible distributions of value upon exit. For an initial public offering exit, we modeled a distribution of equal amounts to all classes of equity. For a non-initial public offering exit, we applied the option pricing method, where the rights of the various holders of preferred and common stock are considered in allocating the total equity value. The resulting values for the common shares were weighted based on the current expectations of the different exit scenarios. A weighting of 25% was applied to a sale and a weighting of 75% was applied to an initial public offering scenario, as we had moved closer to going forward with an initial public offering at the time the report was being prepared. The resulting common share value was adjusted using a 20% lack of marketability discount to reflect the illiquid nature of the common shares. We believe that this discount rate was appropriate given that we had not made additional progress towards an initial public offering. This analysis resulted in an indicated fair value of our common stock of $3.64 per share. However, our board of directors granted stock options with an exercise price of $4.00 per share, given the small difference between the value determined by the valuation report and the prior value determination.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-11—Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the consolidated balance sheets or that are subject to enforceable master netting arrangements or similar agreements. This update will be effective for annual reporting periods beginning on or after January 1, 2013, at which time we will include the required disclosures. We do not expect this to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02—Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update is effective for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We do not expect this to have a material impact on the consolidated financial statements.

BUSINESS

Overview

We are a pioneer and leading provider of revenue management solutions for the life science and technology industries. Our solutions enable our customers to maximize revenues and reduce revenue compliance risk by transforming their revenue lifecycle from a series of tactical, disjointed operations into a strategic end-to-end process. Our application suites often become mission critical for our customers, enabling them to manage the strategy and execution of pricing, contracting, incentives and rebates. We believe our solutions serve as the system of record for our customers’ revenue management processes and can provide a competitive advantage for them. Our life science customers include Abbott, Amgen, Boston Scientific, Bristol-Meyers Squibb, Johnson & Johnson and Merck, and our technology customers include Dell, Nokia, ST Micro and VMware.

Many life science and technology companies face a gap between the strategic importance of revenue management and the current state of their revenue management processes. Historically, most companies have relied on a disjointed patchwork of manual processes, spreadsheets, point applications and legacy systems to manage their revenue processes. These processes and systems are labor intensive, error prone, inflexible, siloed and costly, often resulting in missed revenue opportunities and increased revenue compliance risk. Industry trends, including shortening product lifecycles, tightening compliance and regulatory controls, increasing channel complexity and growing volumes of transactional data are now causing these outdated processes and legacy systems to become increasingly ineffective.

Our domain expertise in revenue management for the life science and technology industries has enabled us to develop applications designed to meet the unique, strategic needs of these industries, such as managed care and government pricing for life science companies and channel incentives based on design wins for technology companies.

Our solutions include two complementary suites of software applications:

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Revenue Management Enterprise suite—a broad set of transactional applications that serve as a system of record for, and automate the execution of revenue management processes such as incentive and rebate management, pricing and contracting.

•	Revenue Management Intelligence suite—a broad set of intelligence applications that provide the analytical insights to define and optimize revenue management strategies.

These application suites address both revenue strategy and execution, and enable our customers to:

•	develop more effective pricing and contracting strategies using internal data and third party market data;

•	execute and enforce these revenue strategies both in their direct sales force and indirect channels;

•	respond rapidly to quote and proposal requests;

•	monitor contract performance and compliance;

•	process high volumes of rebates and incentives accurately;

•	monitor financial terms and regulatory compliance; and

•	determine appropriate allocation of sales and marketing resources.

Our customer deployments range from individual applications to our complete suites. Our application suites are built on a modern, web-based platform that can be deployed both on-premise or through the cloud and can be purchased as an on-premise implementation or on a subscription basis depending on the customer’s preference. Our on-premise implementations typically include perpetual licenses and related implementation services and usually include ongoing maintenance support and application support. Our cloud-based solutions consist of subscription and related implementation services. Historically, a substantial majority of our total revenues has been associated with our Revenue Management Enterprise suite, whether deployed as individual applications or as a complete suite. For example, in the fiscal year ended September 30, 2012, revenue from this suite constituted more than 90% of our total revenues.

Overview of the Life Science and Technology Industries

The life science and technology industries are large and highly fragmented and market their products to a global customer base through diverse channels. Total global revenues for the life science industry, which includes pharmaceutical, biotechnology and medical device companies, were $1.4 trillion in 2011 according to Datamonitor, a research firm. Similarly, total global revenues for the technology industry, which includes semiconductors, network equipment, software and consumer electronics companies, was $1.3 trillion in 2011 according to Gartner.

Management of the revenue lifecycle is becoming a strategic imperative and source of competitive advantage for life science and technology companies as they address increasingly globalized markets, sophisticated buyers, complex channels and expanding volumes of data from internal and market sources.

Several trends specific to the life science and technology industries further complicate revenue management.

Life Science:

•	emergence of large group purchasing, managed care organizations and integrated healthcare delivery networks, which drive increased pricing pressure, contract volume and complexity;

•	increased customer and channel incentives and rebates resulting in the increased risk of extending unearned discounts and the overpayment of rebates;

•	shift of purchasing influence from physicians to economic buyers, which makes the price and the commercial terms key decision making factors;

•	increased spending on healthcare by governments instead of commercial entities, which add further regulatory oversight to transactions; and

•	increased scope of government mandates, frequency of regulatory reporting and audits, and fines, all of which increase administrative burden and monitoring costs.

Technology:

•	shortened product lifecycles, which drive rapid pricing changes and require quick responses to quotes and competitive bidding;

•	increased number of core technology products sold into different end markets with segment-specific pricing;

•	increased complexity of multi-tiered global distribution channels, which intensify channel conflict and price erosion;

•	changing financial reporting requirements due to channel complexity; and

•	increased use of off-invoice discounting to offset upfront discounts and mask end-customer pricing, which results in a lack of price transparency that can erode gross margins.

Market Opportunity for Revenue Management

According to Gartner, in 2011, life science and technology companies spent a combined $17.3 billion on software, consulting services and internal IT personnel dedicated to sales support, marketing and finance. Companies have achieved significant cost savings and operational efficiencies by implementing ERP and CRM solutions, and we believe they are now seeking innovative solutions to increase revenues and reduce missed revenue opportunities, or revenue leakage.

The opportunity to capture lost revenues has a significant business impact for life science and technology companies. For example, IDC reported in its Health Insights 2009 report that a lack of centralized and automated solutions for managing the revenue lifecycle resulted in over $11 billion per year in lost revenue for the life science industry alone.

Challenges to Effective Revenue Management

Traditionally, many life science and technology companies have addressed revenue management through a patchwork of manual processes and inflexible and costly custom systems. The current state of revenue management systems impedes the ability of companies to respond to rapidly changing market conditions, which prevents them from maximizing revenue and increases their revenue compliance risk. Critical challenges include:

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Incomplete and unreliable information for key strategic decisions.    The legacy manual processes and systems used to manage the revenue lifecycle creates silos of data, which cause companies to make strategic marketing, pricing and resource allocation decisions that are often based on incomplete or inaccurate information. As a result, revenue strategies can be suboptimal, budgets may be misallocated and sales and marketing efforts can fail to positively impact revenues.

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Revenue leakage due to inadequate contract management and enforcement.    Customer-tailored contracts with complex pricing and commercial terms are common in both the life science and technology industries. When the commercial terms of these contracts are not automated and monitored systematically, deviations from contract pricing can occur, volume commitments can be missed, unearned discounts may be given and revenue can be lost.

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Revenue leakage due to overpayment of incentives.    Life science and technology companies process massive volumes of rebates and incentives. A lack of centralized, automated and enforceable processes can result in overpayment of incentives.

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Ineffective pricing across geographies and complex channels.    Sophisticated buyers deploy global procurement strategies to discover and exploit regional and channel differences in pricing, and contracting. The inability to enforce a single price for a specific sales opportunity across regions and channels can result in channel conflicts, which result in price and revenue erosion.

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Inaccurate financial reporting.    Complex contracts and distribution channels have made it more difficult to obtain and process financial information, which can result in inaccurate financial reporting. For example, technology companies face significant complexity in financial reporting and revenue recognition at the point of sale in their distribution channels. Life science companies have significant challenges correctly accruing their massive rebate and incentive claim volumes.

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Difficulty complying with complicated government regulations.    Satisfying the regulatory requirements of numerous federal and state programs is increasingly complex for life science companies. For example, government-driven programs require complex monitoring and reporting to compute and pay mandated rebates and fees under numerous federal and state programs. Government audits can expose ineffective management of these regulatory requirements and can result in penalties or program ineligibility.

Our Solutions

Our customers use our solutions to achieve significant returns on investment, improve gross margins and address vital business objectives by:

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Driving optimal pricing and contracting strategies.    Our customers use our solutions to develop, deploy, monitor and drive optimal pricing and contracting strategies. Our solutions consolidate information across the revenue lifecycle and provide visibility into historical volume, price and contract performance trends. Our pricing analytics enable our customers to identify untapped revenue opportunities across customers or products and make better pricing and contracting decisions.

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Realizing greater value from contracts.    Our solutions enable customers to codify and automate complex pricing, incentives and financial and fulfillment terms that previously resided mainly on paper contracts. Our customers are able to maximize the value of contracts and realize additional revenue by tracking their customers’ performance and enforcing contract terms. Our solutions automatically price orders in real-time and enforce contract pricing and commercial terms. Our solutions also enable customers to track and execute other revenue-enhancing financial terms, such as negotiated price increases.

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Maximizing revenue by standardizing and enforcing pricing and discounting policies.     Our solutions allow customers to standardize pricing policies that can be automatically enforced across the enterprise and the channels to restrict unauthorized sales practices and discounting by sales personnel. By raising the visibility of, requiring authorization of, and enabling rapid resolution of, non-standard pricing, our customers can use our solutions to reduce unauthorized discounting. Through our channel solutions, our customers can gain visibility into and enforce channel pricing, and reduce price erosion caused by different price quotes for the same end customer.

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Executing and optimizing channel incentives.    Our solutions enable customers to manage the entire incentive lifecycle, from contracting to recognition and payment. Accurate management allows our customers to eliminate unearned discounts and overpayment of incentives. Our solutions also provide our customers with greater cross channel visibility to manage the effectiveness of their channel incentive programs. With this insight, our customers can better utilize their channel incentives to positively influence channel behavior and thus increase revenue.

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Achieving accurate financial reporting.    With our solutions, customers can manage all aspects of the contract-to-payment process related to calculating, monitoring, processing and triggering payments to end customers and channel intermediaries. For example, by automating all rebates, these liabilities can be accurately accrued, enabling our customers to consistently record accruals in compliance with financial accounting requirements, while ensuring customers and channels are credited on a timely basis.

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Automating government regulatory compliance to reduce revenue risk.    Our solutions enable customers to systematically comply with government regulations, policies, procedures, and pricing and reporting requirements. Further, by automating and integrating contract terms, incentives and pricing into mandated price and payment calculations, our life science customers are better able to manage compliance with the terms of critical government programs that provide significant sources of revenue.

Our Competitive Strengths

We believe our key competitive strengths include:

•	Comprehensive approach to revenue management. Our solutions address the end-to-end revenue management lifecycle. Our integrated, end-to-end application suites enable our customers to transform their revenue management processes from disjointed tactical operations into a cohesive, strategic, end-to-end process. Providing suites of both intelligence and transactional applications is an advantage that enables us to address both decision making and process automation.

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Deep domain knowledge.    Our expertise in the revenue management needs of life science and technology companies enables us to develop solutions that address the unique demands of these industries. By incorporating best practices into our industry-specific solutions, implementation methodologies and support programs, our customers can experience significantly accelerated time to value. Our team possesses the deep industry expertise in life science and technology to enable our customers to maximize and accelerate the transformational benefits of our solutions.

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Strong installed customer base.    We have established a reputation for delivering revenue management solutions to leading life science and technology customers. Our close customer relationships provide us with insight into how these companies use our solutions and help us to maintain a competitive advantage by anticipating their future requirements. We also believe that the use of our products by respected industry leaders also increases the value of our brand in these industries.

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Flexible delivery options.    Our modern, web-based platform supports both on-premise and cloud deployments. By offering both delivery options, we are able to reach a larger group of customers, address their unique needs and deliver cost and operational benefits.

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Talented team focused on customer success.    We employ experts from the life science and technology industries in key customer-facing and development roles. Additionally, we have established strong core values that start with a focus on customer success. Our customer focus has resulted in close relationships with our customers and a strong reference base for new sales opportunities.

Our Growth Strategy

We intend to expand our leadership in the market for revenue management solutions by:

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Increasing sales to existing customers.    We plan to increase revenues from our existing customers by expanding their use of our solutions across their business, including selling into additional divisions and product lines, as well as international operations, and by cross-selling additional applications.

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Expanding our customer base.    We believe the global market for life science and technology revenue management solutions is large and underserved, and we intend to continue to make investments to drive awareness and adoption of revenue management solutions in our target industries. We intend to continue to aggressively pursue new customers by targeting senior level decision-makers within leading life science and technology companies by highlighting the strategic benefits of integrated revenue management.

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Introducing new applications and enhancing existing solutions.    We have a long history of product innovation which has driven the development of deep industry specific applications across our two product suites. We have a number of new products under development as well as continued innovations to our existing products. We intend to continue to develop innovative products and expand platform capabilities and functionality to meet the evolving needs of life science and technology companies.

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Extending into the mid-market through the cloud.    We intend to expand our customer base into small and medium sized businesses through continued development and deployment of our cloud-based solutions. Our cloud-based solutions significantly reduce the time and cost of implementing our revenue management solutions and, when combined with our subscription sales model, provide an end-to-end revenue management suite that is well suited for small and medium sized businesses.

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Expanding our presence in the technology industry.    Our first customer in the technology industry was in the semiconductor vertical and we subsequently expanded into other technology verticals such as consumer electronics and software. We plan to continue to expand into these and adjacent technology markets. For example, we have recently implemented our solutions in a number of leading consumer electronics companies.

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Pursuing selective acquisitions. We intend to continue to pursue acquisitions of complementary businesses, products or technologies. We intend to focus on opportunities that expand and accelerate our product offerings. As an example, our acquisition of LeapFrogRx has expanded our intelligence platform with predictive revenue analytics for the life science industry.

Products

We provide solutions that span the organizational and operational boundaries of functions such as sales, marketing and finance, and serve as a system of record for key revenue management processes including pricing, contracts, rebates and regulatory compliance. Our application suites are purpose-built for the life science and technology industries and are designed to work with enterprise resource planning (ERP) and customer relationship management (CRM) applications that do not typically provide revenue management capabilities by enabling real-time pricing, managing contracts and automating channel incentives management, including rebates. Each suite is comprised of several applications, which are integrated to work together but which may be deployed individually. For example, when deployed as an interconnected suite, our applications allow prices set up in the price management process to flow into the quoting process. Similarly, closed deals are captured in contract management and can be synchronized with ERP systems and into regulatory reporting as required by government agencies. Our solutions provide critical data that is typically not available in either CRM or ERP systems, such as prices, quotes, contracts, incentives and rebate claims. Our applications also can provide customers predictive revenue insight optimization of sales and marketing investments and offers, and customer profitability intelligence.

The following graphic depicts the lifecycle of revenue management using our solutions:

Revenue Management Enterprise suite—a suite of enterprise applications designed to automate the end-to-end revenue management processes including:

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Price Management.    Manage the entire pricing lifecycle from price strategy to execution, serving often as the pricing engine and system of record for pricing. Implement sophisticated pricing rules and guidelines to enforce pricing consistency across geographies and transactions, resulting in accurate, real-time pricing and improved margins. By using a transactional pricing engine that references various price sources, price points and business rules, this application enables customers to reduce quote turnaround time and ensures accurate pricing across overlapping contracts, quotes, agreements or other pricing documents. For example, technology companies have to manage the relationship between list price, regional pricing, volume discounts and market price programs to effectively manage margins.

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Deal Management.    Develop and optimize deals and contracts to maximize revenues by integrating lead and opportunity tracking, offer development, pricing and contract compliance to drive more accurate pricing, contract terms and performance metrics. The application supports an iterative negotiation process by escalating special discount requests based on configurable business conditions, suggests pricing guidelines and provides tools for decision makers to analyze the deal and its margins and compare the deal to similar deals. The approved quote or activated contract creates, through standard integration, a record in the ERP system so that orders posted against the contract or quote are priced correctly.

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Contract Management.    Improve execution of pricing and incentives strategies on contracts, capture and enforce pricing policies and manage the entire contract lifecycle from offer development to contract compliance. The application manages all the steps to create and review contracts by pulling pricing information from the pricing engine. It includes sophisticated conditional workflow capabilities that route the contract for review and approval. The application also includes industry-specific capabilities that are designed to allow our customers to maximize individual contract value, increase overall contract revenue and reduce price erosion by systematically tracking and enforcing compliance with contract terms and customer commitments.

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Incentive and Rebate Management.    Drive more effective and accurate management of a wide range of customer and channel incentives, such as healthcare provider rebates, managed care rebates, wholesaler chargebacks and inventory management agreements by monitoring, processing, calculating and approving the payment of incentives based on contract terms, direct and indirect sales, product utilization, customer eligibility and other internal and external performance data. This application supports the process of creating and defining incentive and rebate programs and routing them through complex multi-step approval processes for final approval. Once programs are activated, the application processes direct and indirect sales lines and validates whether they are subject to and eligible for an incentive payment. The application rejects incorrect data and calculates and approves payment information that is submitted to the financial systems. This application can also be used by finance functions to calculate and track the accrual of financial liabilities and enables customers to create reports that track the effectiveness of their incentive programs.

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Regulatory Compliance Management.    Enforce compliance with statutory and financial regulations and their revenue recognition policies by calculating and reporting mandatory government prices such as Average Manufacturer Price, Best Price and Non-Federal Average Manufacturer’s Price, as well as process and pay government claims for Medicaid, Tricare and other mandated federal and state healthcare programs. The application can be used in conjunction with our other applications to promote effective risk management and reduce compliance risk.

Revenue Management Intelligence suite—a suite of revenue management business intelligence applications that enable customers to analyze revenue drivers and optimize revenue outcomes by delivering industry-specific visualizations, analyses and actions including:

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Price Strategy.    Develop, analyze and optimize price strategies by combining internal revenue management data and external market data across customers, products, geographies and channels. Utilizing this data, this application measures and analyzes performance by employing industry-specific data visualizations and custom analyses to provide visibility into all elements of the pricing process, in addition to insights into profitability and revenue risks.

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Brand Strategy.    Identify and pinpoint drivers of brand performance that influence market demand to optimize sales and marketing spend at national and regional levels from product launch to sunset with insights from internal and external syndicated data providing meaningful insights into customer behavior and competitive dynamics. Marketing and brand managers can leverage these advanced analytics capabilities to validate their sales forecasts and gain insights into how formulary status or other payor and physician dynamics affect brand performance at a regional level. Sales personnel receive actionable targeting guidance and performance against plans in order to optimize their sales efforts.

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Channel Strategy.    Increase the effectiveness of global distribution by aggregating and tracking channel data for accurate and timely visibility into revenue and profit trends. This application aggregates and tracks a broad set of internal and external channel data, such as design registrations, point-of-sale claims, opportunity registrations, quotes, wins, contracts, contract compliance data, inventory and chargeback. Robust analytical capabilities allow channel and trade managers, sales teams and executives to gain accurate and timely visibility into revenue and profit trends by distributor, wholesaler, end customer, product, region and country and actionable intelligence on market trends through key metrics and alerts.

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Managed Markets Strategy.    Analyze and optimize market strategy by determining which healthcare payers or insurance plans have the biggest impact on brand revenues, how formulary status influences market access across regions and how market share is trending against competition in key markets by using syndicated data to assess performance against market strategy. This application integrates external syndicated data sets with internal sales and promotional data, such as call plans, samples and sales alignment, to provide actionable intelligence.

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International Reference Pricing.    Optimize pharmaceutical pricing and product launch decisions and satisfy regulatory reporting requirements across countries by analyzing internal and external pricing data in a timely manner and by fostering efficient and proactive global pricing collaboration. This application connects pricing stakeholders globally in real time and around a common global pricing repository, which includes prices and price structures, expected price events and international reference pricing rules.

Technology

Our two applications suites, Revenue Management Enterprise and Revenue Management Intelligence, are architected in layers. The first layer is composed of end-user operational and analytics applications. The middle layer consists of supporting services and business engines, and the lowest layer consists of a unified technology platform used to construct and support all modules at the higher layers. The platform also provides access to the normalized operational database where the transactional revenue management data used by the Revenue Management Enterprise suite is stored. It also provides access and facilitates the synchronization with the de-normalized analytics database where the revenue management data used by the Revenue Management Intelligence suite is stored.

We developed our web-based platform using industry standards, such as J2EE, AJAX and HTML, which give the end-users of our applications an intuitive and familiar browsing experience. These standard technologies enable us to offer our customers a familiar technology environment that is widely understood and utilized.

Our technology platform has allowed us to quickly develop new applications, features and functionalities. We believe that the platform is configured to meet the needs of a specific vertical market and, within each instance, to meet the specific needs of each of our customers. The flexibility of the technology platform has also allowed us to add mobile device support and deploy cloud-based solutions in a rapid and efficient manner, and we believe it will enable us to continue to add new capabilities in the future.

Our technology is designed specifically to handle the complex calculations and massive data sets associated with revenue management processes typical in the life science and technology industries. With the expansion of global deployments, scalability has also been a key requirement of our customers and has been a focus for us across all of the layers of our application suites.

Our solutions have been designed to ensure high reliability, and the technology platform includes a comprehensive set of built-in features and management tools to allow optimal and continuous operation.

The Revenue Management Enterprise and Revenue Management Intelligence suites are available to customers through the cloud. We operate a multi-instance architecture that provides all customers with dedicated virtualized applications and databases. Most customers run on shared infrastructure servers while some larger customers may run on dedicated servers. This architecture is designed to reduce the risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment. The environment for our cloud-based solutions is secured and is designed to provide high availability with disaster recovery capabilities. Our cloud-based solutions are operated through three third-party data centers located in Missouri, Texas and Massachusetts.

Services and Customer Support

Leveraging deep industry and subject matter expertise, we offer a comprehensive set of services to assist our customers through the full lifecycle of new business transformations or upgrades of existing solutions. We help our customers define, implement and then support or manage our solutions. We provide implementation services, managed services and strategic services both on and off-shore.

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Implementation services.    We assist our customers in the implementation or upgrade of our Revenue Management Enterprise and Revenue Management Intelligence solutions, including project management, design and solution blueprint, process improvement, application configuration or customization, systems integration, data cleansing and migration, testing and performance tuning, production cutover and post go-live support.

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Managed services.    We offer managed services for customers using either our on-premise solutions or our cloud-based solutions, which include systems administration and infrastructure management, application support, and education services, including process, application and end-user training.

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Strategic services.    We assist our customers in defining best practices and strategies in revenue management, assessing the capability of existing transaction and decision support solutions, developing business cases for change and transformation plans and answering strategic questions using our Revenue Management Intelligence suite to analyze available market data.

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Customer support.    We deliver 24x7x365 customer support from support centers located at our corporate headquarters in Redwood City, California, as well as at our offices in Hyderabad, India. We offer a wide range of support offerings packaged into varying levels of access to our support resources.

For project delivery, we use a standard implementation methodology incorporating lessons learned from past work to ensure the success of our current projects. This methodology enables us to predictably estimate project costs and schedule, and proactively mitigate most implementation challenges.

In addition, we have cultivated relationships to promote the implementation of our solutions with consulting firms, including global firms such as IMS Health Incorporated and industry specialists such as HighPoint Solutions, LLC and Mindlance, Inc. While we do not maintain formal contractual relationships with these firms that require them to promote our solutions to their clients, we work with them for implementation and other professional services projects. As a result, these firms have expertise in our technologies and best practices and have invested in building out their practice areas with our revenue management solutions.

We deploy our resources globally through offices located in the United States, India, United Kingdom and Switzerland.

Customers

We market and sell our solutions to customers in the life science and technology industries. Our customers range in size from the largest multi-national corporations to smaller companies. Our customers represent a range of sub-verticals within these industries, including biotechnology, pharmaceutical, medical device, semiconductor, electronic component, consumer electronics and software markets.

We pursue close, long-term relationships with our customers because we believe strong customer relationships are the key to our success. As of September 30, 2012, we had 72 license and subscription customers across the life science and technology industries. We sell to multiple divisions within our customers’ organizations, which have the ability to independently purchase solutions and services directly. For example, we sell our solutions to five different divisions of one of our large life sciences customers. However, we treat multiple divisions as a single customer to the extent they are part of a single organization. During the fiscal years ended September 30, 2010, 2011 and 2012, one customer accounted for 15%, 15% and 10% of our total revenues, respectively. Three different customers also accounted for 13%, 12% and 14% of our total revenues for the fiscal years ended September 30, 2010, 2011 and 2012, respectively.

Sales and Marketing

Our sales and marketing team is focused on expanding relationships with existing customers and adding new customers. We primarily target large and mid-sized organizations worldwide through our direct sales force. Our sales and marketing programs are also organized by geographic region. We have historically focused our sales efforts in the United States, but we believe markets outside of the United States offer a significant opportunity for growth and intend to make additional investments in sales and marketing to expand in these markets. We augment our sales professionals with solutions, engineers and industry domain experts who work closely with prospective customers during the sales process. Our marketing team supports sales with demand generation, competitive analysis and sales tools, and contributes to the sales process through lead generation, brand building, industry analyst relations, press relations and industry research.

Our sales and marketing efforts are tailored to communicate effectively to senior executives in our target industries. We believe our industry expertise enables a better understanding of our customers’ unique needs, including the specialized business requirements of industry segments, such as pharmaceutical, biotechnology, medical device, semiconductor, consumer electronics and software. As a result, we believe we are able to engage our customers during the sales process using quantitative and qualitative benchmarks built on a combination of comparative data from our customers and from surveys of these industries.

We host an annual user conference, Rainmaker, which plays a significant role in driving sales for our solutions. Customers are invited both as attendees and participants to deliver sessions relevant to the interests and practices of the life science and technology industries. We also invite potential customers to this conference in order to leverage our strong customer references to accelerate sales cycles. In addition, Rainmaker provides a forum to build our eco-system of strategic partner relationships, offering partners the opportunity to work closely with our sales force on joint sales pursuits.

Research and Development

Our reputation benefits from our continuous commitment to research and development and our ability to make timely introductions of new products, technologies, features and functionality. Our research and development organization is responsible for the definition, design, development, testing, certification and ongoing maintenance of our applications. Our research and development expenses were $12.7 million, $13.8 million and $17.7 million in the fiscal years ended September 30, 2010, 2011 and 2012, respectively. We also capitalized $1.2 million of software development costs in the fiscal year ended September 30, 2012 related to the development of certain additional service offerings that will only be offered through the cloud. Our efforts are focused on developing new applications and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. When considering improvements and enhancements to our applications, we communicate with our customers and partners who provide significant feedback for product development and innovation. We focus our efforts on anticipating customer demand by quickly bringing our new applications and new versions of existing applications to market in order to remain competitive in the marketplace. We also closely monitor the changes in business environment and regulations in our target industries, particularly in life science, where quick deliveries of updates to our applications are critical to allowing our customers to remain in compliance with government regulations.

Because our solutions often serve as a system-of-record for our customers’ revenue management processes, our research and development efforts reflect the extensive IT needs of our customers in both life science and technology. Our research and development efforts continue to focus on enhancing our solutions to meet the increasingly complex infrastructure requirements of our customers in these industries.

Our product development process is based on deep industry knowledge and familiarity with the specific requirements of individual customers, combined with continued innovation using state of the art software development processes and tools. We follow an “agile” development process, which helps us clarify requirements and receive feedback early, accommodate changes and deliver products that better match the overall needs of our customers with higher quality.

As of September 30, 2012, our research and development team consisted of 188 full-time employees globally. We started operations in India in 2006 to capitalize on a global talent pool.

Competition

The market for revenue management solutions is highly competitive, fragmented and subject to rapid changes in technology. We face competition from spreadsheet-assisted manual processes, internally developed solutions, large integrated systems vendors and smaller companies that offer point solutions.

Companies lacking IT resources often resort to spreadsheet-assisted manual processes or personal database applications. In addition, some potential customers, particularly large enterprises, may elect to develop their own internal solutions, including custom-built solutions that are designed to support the needs of a single organization. Companies with large investments in ERP or CRM applications, which do not typically provide revenue management capabilities, may extend these horizontal applications with customizations or point solution applications in order to address one or a small set of revenue management sub processes or drivers. Common horizontal applications that customers attempt to configure for this purpose in the life science and technology industries include large integrated systems vendors like SAP AG and Oracle Corporation. We also encounter competition from small independent companies, which compete on the basis of price, unique product features or functions and custom developments.

We believe we compete based primarily on the following factors:

•	industry expertise;

•	comprehensiveness of solution;

•	flexibility of delivery models, on-premise and through the cloud;

•	reliability, scalability and performance;

•	global system and support capabilities; and

•	industry brand, reputation and customer base.

While we believe that we compete favorably on the basis of each of the factors listed above, many of our competitors have greater name recognition, larger sales and marketing budgets and greater resources than we do and may have pre-existing relationships with our potential customers, including relationships with, and access to, key decision makers within these organizations, and major distribution agreements with consultants and system integrators. Moreover, many software vendors could bundle solutions or offer them at a low price as part of a larger product sale.

With the introduction of new technologies and market entrants, we expect competition to intensify in the future. We also expect enterprise software vendors that focus on enterprise resource planning or back-office applications to enter our market with competing products. In addition, we expect sales force automation vendors to acquire or develop additional solutions that may compete with our solutions.

Intellectual Property

We rely upon a combination of copyright, trade secret, trademark and, to a lesser extent, patent laws, and we also rely on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. As of September 30, 2012, we had one U.S. patent application and no issued patents. We have a number of registered and unregistered trademarks. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to our software, documentation and other proprietary information. We also believe that factors resulting from our length of presence in the market and significant research and development investments, such as our deep expertise in life science and technology revenue management practices, the ability of our solutions to handle the complexities of revenue management processes, the technological and creative skills of our personnel, the creation of new features and functionality and frequent enhancements to our solutions are essential to establishing and maintaining our technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solutions. Policing unauthorized use of our technology is difficult. The laws of other countries in which we market our application suite may offer little or no effective protection of our proprietary technology. Our competitors could also independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products incorporating those technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

Employees

As of September 30, 2012, we employed 577 people, including 188 in research and development, 138 in services, 108 in customer support, 105 in sales and marketing and 38 in a general and administrative capacity. As of such date, we had 343 employees in the United States and 234 employees in international locations. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in Redwood City, California, and consist of approximately 50,500 square feet of space under a lease that expires in July 2014. We have an option to extend the lease for three years. Our cloud-based solutions are operated through third-party data centers located in Missouri, Texas and Massachusetts.

We have additional U.S. offices in California, Illinois, Massachusetts and New Jersey. We also have international locations in India, Switzerland and the United Kingdom. We believe our facilities are adequate for our current needs and for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth names, ages and positions of our directors and executive officers as of January 10, 2013:

Name	Age	Position
Zack Rinat	55	Founder, Chairman of the Board of Directors and Chief Executive Officer

Sujan Jain	40	Senior Vice President and Chief Financial Officer

Yarden Malka	51	Co-Founder, Senior Vice President and Chief Product Officer

Lawrence Whittle	47	Senior Vice President and Chief Sales and Marketing Officer

Michael LaRoche	49	Senior Vice President, Global Customer Services and Support

Sujay Jadhav	41	Senior Vice President, Global Corporate Strategy and Development

James W. Breyer	51	Director

Sarah Friar(1)	40	Director

Mark Garrett(1)(2)	56	Director

Charles J. Robel(1)(2)	63	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Zack Rinat is our founder and has served as the Chairman of our board of directors and as our Chief Executive Officer since our inception in December 1999. Previously, Mr. Rinat served as Vice President and General Manager of Sun Microsystems, Inc.’s NetDynamics, Inc. business unit. Mr. Rinat co-founded and served as President and Chief Executive Officer of NetDynamics, Inc., an application software company, until its acquisition by Sun Microsystems in 1998. From 2005 to 2012, Mr. Rinat also served on the board of directors of Conduit Ltd., a provider of cloud-based solutions for web publishers, including as the Chairman from 2005 to 2011. Previously, he held senior management positions in operations, marketing and engineering at Silicon Graphics, Inc., and at Advanced Technology Israel. Mr. Rinat holds an MBA from the Harvard Business School and a BA in computer science from the Technion (Israel Institute of Technology). Our board of directors determined that Mr. Rinat should serve as a director based on his position as Chief Executive Officer of our company and his understanding of the software industry.

Sujan Jain has served as our Senior Vice President and Chief Financial Officer since July 2012. From April 2010 to June 2012, he worked at NetSuite Inc., a provider of SaaS-based financial and ERP solutions, where he most recently served as Vice President, Finance and General Manager of the software vertical. From April 2009 to April 2010, Mr. Jain served as a CFO Partner at Tatum (a division of Randstad Holding N.V.), a national executive services firm that specializes in providing interim financial leadership. From August 2007 to January 2009, Mr. Jain worked at Transmeta Corp., a provider of advanced power management solutions, where he most recently served as Executive Vice President and Chief Financial Officer. From April 2004 to August 2007, he worked at NanoAmp Solutions, Inc., a provider of low-power memory solutions for the wireless and medical markets, where he served most recently as Chief Financial Officer and Secretary. Previously, he held several investment banking and operational roles at J.P. Morgan Chase & Co., Lazard Ltd. and Schlumberger N.V. Mr. Jain holds an MBA from Columbia University and a BS in engineering from Delhi Institute of Technology and is a certified public accountant.

Yarden Malka joined our company in December 1999 as one of our co-founders and has served as our Senior Vice President and Chief Product Officer since January 2012 and is responsible for defining, developing and sustaining all our product lines. Prior to his current position, Mr. Malka served in various positions at our company, including Chief Technology Officer, General Manager of Model N India and Vice President, Product Development. Prior to joining us, Mr. Malka served as Software Engineering Manager and Software Architect in the Sun/Netscape Alliance infrastructure and applications divisions for Sun Microsystems, Inc. and, until its acquisition by Sun Microsystems, Inc., as Systems Architect, Engineering Manager at NetDynamics, Inc. Previously, Mr. Malka lived in Israel where he co-founded three startups after spending six years developing and designing distributed, mission critical, real-time systems for the Israeli Defense Forces. Mr. Malka holds a BS in computer science from the Technion (Israel Institute of Technology).

Lawrence Whittle has served as our Senior Vice President and Chief Sales and Marketing Officer since January 2011. From June 2008 to January 2011, Mr. Whittle served as Chief Executive Officer of M-Factor, Inc., a SaaS analytics solution company focused on marketing spend planning and optimization. From November 2006 to June 2008, he served as Managing Director and Vice President, International of Nomis Solutions, Inc., a provider of advanced analytical solutions for financial services companies. Previously, Mr. Whittle served as Vice President, European Sales and Operations for ProfitLogic Inc. (acquired by Oracle Corporation). Previously, he held senior management positions in operations at Centra Software, Inc. (now Saba Software, Inc.) and Marcam Solutions, Inc. (now Infor Global Solutions). Mr. Whittle holds a Higher National Certificate in Business and Finance from the University of East London.

Michael LaRoche has served as our Senior Vice President, Global Customer Services and Support since August 2012. From March 2012 to August 2012, Mr. LaRoche served as a founding partner at Waypoint Consulting Partners LLC, a provider of business intelligence and financial performance management solutions. From September 2010 to March 2012, he served as managing partner of Lodestone Management Consultants Inc., a global consulting firm advising international companies on strategy and process optimization as well as IT transformation, in North America. From October 2002 to September 2010, Mr. LaRoche served as the global leader of the Operations & Supply Chain Strategy consulting practice for International Business Machines Corporation (IBM), a technology consulting company, after joining IBM as a partner at PricewaterhouseCoopers when IBM acquired PwC’s consulting business in 2002. Mr. LaRoche holds an MBA from the Amos Tuck School at Dartmouth College and a BS in chemical engineering from North Carolina State University.

Sujay Jadhav joined our company in December 1999 as Director of Vertical Markets. He has served in various managerial positions for us, including General Manager of Life Sciences and Vice President, Corporate Development, and has served as our Senior Vice President, Global Corporate Strategy and Development since April 2012. Previously, Mr. Jadhav served in a variety of roles from Project Engineer to Director of Marketing and Business Development for Singapore Telecom Ltd., an international telecommunication service operator. Mr. Jadhav holds an MBA from Harvard Business School and a BEng in electronic engineering (Hon) from the University of South Australia.

Non-Employee Directors

James W. Breyer has served as a member of our board of directors since June 2000. Mr. Breyer is the founder and also has been the Chief Executive Officer of Breyer Capital, an investment firm, since July 2006. Mr. Breyer has been a Partner of Accel Partners, a venture capital firm, since 1987 and currently serves as President of Accel Management Co. Inc., investment advisor to Accel Partners. Mr. Breyer is also a co-founder and has been co-lead on the strategic investment committee since inception of the IDG Accel China Capital LP, an investment firm. Mr. Breyer is a co-founder of Accel-KKR Company LLC and continues to serve on the Accel-KKR Company LLC advisory board. In addition to serving on our board of directors, Mr. Breyer currently serves as a member of the boards of directors of Brightcove Inc., Dell, Inc., Facebook, Inc., News Corporation, and Wal-Mart Stores, Inc., where he is the lead/presiding independent director. Mr. Breyer previously served as a member of the board of directors of Marvel Entertainment Inc. from June 2006 to December 2009, Prosper Marketplace, Inc., from April 2005 to June 2012 and RealNetworks, Inc. from October 1995 to June 2008. Mr. Breyer holds a BS in interdisciplinary studies from Stanford University and an MBA from Harvard University. Our board of directors determined that Mr. Breyer should serve as a director based on his significant experience in the venture capital industry analyzing, investing in and serving on the boards of directors of other technology companies, and his relationship with Accel Partners, one of our largest stockholders.

Sarah Friar has served as a member of our board of directors since September 2012. Since July 2012, Ms. Friar has served as the Chief Financial Officer of Square Inc., a provider of payment processing and point-of-sale systems for businesses and mobile payment offerings for consumers. From April 2011 to July 2012, she served as the Senior Vice President, Finance & Strategy at Salesforce.com, Inc., an enterprise cloud computing company. From July 2000 to April 2011, she was employed by The Goldman Sachs Group, Inc., an investment banking company, most recently as a Managing Director in the Equity Research Division covering software and as the Business Leader for the Technology Research Business Unit. Ms. Friar holds an MBA from Stanford University Graduate School of Business and a MEng, in Metallurgy, Economics and Management from the University of Oxford. Our board of directors determined that Ms. Friar should serve as a director based on her significant experience in the technology industry and her significant financial, investment and accounting experience.

Mark Garrett has served as a member of our board of directors since January 2008. Since February 2007, Mr. Garrett has served as Executive Vice President and Chief Financial Officer at Adobe Systems Incorporated. From June 2004 to January 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, his most recent position since EMC’s acquisition of Documentum, Inc. in December 2003. Mr. Garrett first joined Documentum as Executive Vice President and Chief Financial Officer in 1997, holding that position through October 1999 and then re-joining Documentum as Executive Vice President and Chief Financial Officer in 2002. Mr. Garrett is also a director of Informatica Corporation. Mr. Garrett holds an MBA from Marist College and a BS in accounting and marketing from Boston University. Our board of directors determined that Mr. Garrett should serve as a director based on his significant experience serving on the boards of directors of other technology companies and his significant management and financial experience.

Charles J. (Chuck) Robel has served as a member of our board of directors since January 2007. Mr. Robel also currently serves on the board of directors of Autodesk, Inc., Informatica Corporation, Jive Software, Inc., Palo Alto Networks, Inc. and a privately held company. From September 2006 to February 2012, Mr. Robel served as a member of the board of directors of DemandTec, Inc., from June 2006 to February 2011, Mr. Robel served as the Chairman of the board of directors of McAfee, Inc. and from June 2000 to December 2005, Mr. Robel served as Managing Member and Chief Operating Officer at Hummer Winblad Venture Partners. Mr. Robel began his career at PricewaterhouseCoopers LLP, from which he retired as a partner in June 2000. Mr. Robel holds a BS in accounting from Arizona State University. Our board of directors determined that Mr. Robel should serve as a director based on his significant experience investing in and serving on the boards of directors of other technology companies and his significant financial and accounting experience.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of five members. Our restated certificate of incorporation that will take effect upon the completion of this offering provides that our board of directors will be divided into three classes serving staggered three-year terms, as follows:

•	Class I, which will consist of , and whose term will expire at our annual meeting of stockholders to be held in 2013;

•	Class II, which will consist of and , and whose term will expire at our annual meeting of stockholders to be held in 2014; and

•	Class III, which will consist of and , and whose term will expire at our annual meeting of stockholders to be held in 2015.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified, or their earlier death, resignation or removal. Pursuant to our restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, only our board of directors may increase or decrease the size of our board of directors and fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws.”

Pursuant to our Amended and Restated Voting Agreement dated December 12, 2003 that was entered into in connection with one of our prior financings, the majority of the board of directors and Meritech Capital Partners II, L.P. are entitled to elect a mutually agreed upon director to our board of directors, which seat is currently vacant. Additionally, our current certificate of incorporation provides for one director to be designated by each of the holders of our Series A convertible preferred stock and common stock (voting together as a single class), and the holders of our Series B convertible preferred stock shall be entitled to elect one director. Mr. Rinat is the designee of our Series A convertible preferred stock and common stock holders and Mr. Breyer is the designee of the holders of our Series B convertible preferred stock. Currently serving members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate and we will adopt a restated certificate of incorporation upon the completion of this offering.

Director Independence

We intend to apply to list our common stock on the                 . The listing rules of the                      generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the completion of an initial public offering. Our board of directors has determined that each of the members of our board of directors other than Mr. Rinat is independent. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Our board of directors has determined that each of the members serving on these committees is an independent director as defined under the applicable rules of the                 . Our board of directors has adopted a charter for each of these committees, which it believes complies with the applicable requirements of current                 rules. We intend to comply with future requirements to the extent they are applicable to us. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	evaluates the qualifications, independence and performance of our independent registered public accounting firm;

•	determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our financial statements;

•	approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;

•	reviews our critical accounting policies and estimates, disclosure controls and procedures, and internal control over financial reporting; and

•	annually reviews the audit committee charter and the committee’s performance.

Our audit committee consists of Mr. Robel, who is the chair of the committee, and Mr. Garrett and Ms. Friar. Each of Mr. Robel, Ms. Friar and Mr. Garrett is an independent director as defined under the applicable regulations of the SEC. Each of these individuals also meets the requirements for financial literacy under the applicable rules of the                 , and our board of directors has determined that each of Mr. Robel, Ms. Friar and Mr. Garrett is an audit committee financial expert as defined under the applicable rules of the SEC and therefore has the requisite financial expertise required under the applicable requirements of the                 . The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the                 .

Compensation Committee

Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations; and

•	administers the issuance of stock options and other awards under our equity incentive plans.

Our compensation committee consists of Mr. Garrett, who is the chair of the committee, and Mr. Robel. Each of Messrs. Garrett and Robel is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                 , who is the chair of the committee, and                 . Among other matters, the nominating and corporate governance committee:

•	makes recommendations to our board of directors regarding candidates for directorships;

•	makes recommendations to our board of directors regarding the size and composition of the board of directors and its committees;

•	oversees our corporate governance guidelines and reporting; and

•	makes recommendations to the board of directors concerning governance matters.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.

Code of Business Ethics and Conduct

In connection with our initial public offering, our board of directors will adopt a code of business conduct that will apply to all of our employees and officers and a code of business conduct that will apply to our directors. The full text of our codes of business conduct will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our codes of business conduct, or waivers of these provisions, on our website or in public filings.

Director Compensation

We have no formal policy relating to the granting of equity awards to our directors; however, the non-employee members of our board of directors generally receive a stock option award upon commencement of their service as a director. The following table presents the total compensation for each person who served as a non-employee member of our board of directors in the fiscal year ended September 30, 2012. In the fiscal year ended September 30, 2012, Mr. Rinat, who is our Chief Executive Officer, and Mr. Breyer received no compensation for their service as directors.

Name	Option Awards ($)(1)	Total ($)
James W. Breyer(2)	$—	$—
Sarah Friar(3)	259,470	259,470
Mark Garrett(4)	91,090	91,090
Charles J. Robel(5)	91,090	91,090

(1)

The amounts reported in this column represent the aggregate grant date fair value of the stock options granted to our directors during the fiscal year ended September 30, 2012 as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the aggregate grant date fair value of the stock options reported in this column are set forth in note 8 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by our directors from the options.
(2)	As of September 30, 2012, Mr. Breyer did not hold any options to purchase shares of common stock.
(3)

Ms. Friar joined our board of directors in September 2012. As of September 30, 2012, Ms. Friar held an option to purchase 150,000 shares of common stock at an exercise price of $4.00 per share. 25% of the total number of shares subject to the option vest on September 21, 2013, and the remaining shares subject to the option vest in 36 equal monthly installments thereafter, subject to continued service through each vesting date.

(4)

As of September 30, 2012, Mr. Garrett held a fully vested option to purchase 140,000 shares of common stock at an exercise price of $1.53 per share, and another option to purchase 100,000 shares of common stock at an exercise price of $2.24 per share, 29,167 of which shares vested as of September 11, 2012, and the remaining shares subject to the option vest in 34 equal monthly installments thereafter.

(5)

As of September 30, 2012, Mr. Robel held a fully vested option to purchase 200,000 shares of common stock at an exercise price of $0.66 per share, and another option to purchase 100,000 shares of common stock at an exercise price of $2.24 per share, 29,167 of which shares vested as of September 11, 2012, and the remaining shares subject to the option vest in 34 equal monthly installments thereafter.

Following the completion of this offering, we intend to adopt a policy for compensating our non-employee directors with a combination of cash and equity.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended September 30, 2012, which consist of our Chief Executive Officer and the two most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of September 30, 2012, are:

•	Zack Rinat, our President and Chief Executive Officer;

•	Sujan Jain, our Senior Vice President and Chief Financial Officer; and

•	Michael LaRoche, our Senior Vice President, Global Customer Services and Support.

Fiscal 2012 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to and earned by our named executive officers for services rendered in all capacities to us during the fiscal year ended September 30, 2012.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Zack Rinat	$217,292	$157,500	$—	$—	$374,792
Chief Executive Officer
Sujan Jain	55,313	30,738	—	1,020,582	1,106,633
Senior Vice President and Chief Financial Officer(2)
Michael LaRoche	25,174	10,758	218,400	484,344	738,676
Senior Vice President, Global Customer Services and Support(3)

(1)

The amounts reported in this column represent the aggregate grant date fair value of equity awards granted under our 2010 Equity Incentive Plan to our named executive officers during the fiscal year ended September 30, 2012 as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in note 8 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by our named executive officers from the equity awards.

(2)	Mr. Jain began serving as our Senior Vice President and Chief Financial Officer in July 2012.
(3)	Mr. LaRoche began serving as our Senior Vice President of Global Customer Services and Support in August 2012.

Messrs. Jain and LaRoche received equity awards upon commencement of employment with us, and received relatively smaller year-end bonuses, as determined by our board of directors, that reflected the fact they were not serving as executive officers for the full fiscal year. Mr. Rinat did not receive an equity award for the fiscal year ended September 30, 2012 in light of his substantial equity interest in our company, and he received a year-end bonus, as determined by our board of directors, reflecting his continued commitment to our company. In future periods, we intend to pay annual bonuses based on the level of achievement of financial or other targets established by our compensation committee.

Outstanding Equity Awards as of September 30, 2012

The following table presents, for each of our named executive officers, information regarding outstanding stock options held as of September 30, 2012. Mr. Rinat did not have any outstanding equity awards as of September 30, 2012.

			Option Awards				Stock Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Share or Units of Stock That Have Not Vested ($)(2)
Sujan Jain	9/28/12	(3)	—	590,000	$4.00	9/27/2022	—	—
Michael LaRoche	9/28/12	(4)	—	280,000	4.00	9/27/2022	—	—
	9/28/12	(5)	—	—	—	—	60,000

(1)	All of the outstanding equity awards were granted under our 2010 Equity Incentive Plan.
(2)

The market price for our common stock is based on the assumed initial public offering price of our common stock of $         per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus.

(3)

25% of the total number of shares subject to the option will vest on July 3, 2013 and the remaining shares subject to the option will vest in 36 equal monthly installments thereafter, subject to continued service through each vesting date.

(4)

25% of the total number of shares subject to the option will vest on August 27, 2013 and the remaining shares subject to the option will vest in 36 equal monthly installments thereafter, subject to continued service through each vesting date.

(5)	25% of the total number of shares subject to the RSU will vest annually beginning on August 27, 2013, subject to continued service through each vesting date.

Employment, Severance and Change of Control Arrangements

We have entered into employment offer letters with each of our named executive officers in connection with his commencement of employment with us, except for Mr. Rinat, with whom we have not entered into an employment offer letter. Each of these offer letters was negotiated on our behalf by our Chief Executive Officer, with the informal oversight of our board of directors.

Typically, these arrangements provide for at-will employment and included our named executive officers’ initial base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. These arrangements also provided for a recommended equity award grant to be submitted to our board of directors for approval, with an exercise price, in the case of stock options, equal to the fair market value of our common stock on the date of grant and subject to our specified vesting requirements. These offers of employment were each subject to execution of our standard confidential information and invention assignment agreement.

Mr. Rinat

We have not entered into any employment arrangements with Mr. Rinat, our Chief Executive Officer.

Mr. Jain

We entered into an offer letter agreement with Mr. Jain, our Chief Financial Officer, on June 14, 2012. Pursuant to the offer letter, Mr. Jain’s initial base salary was established at $225,000 per year. In addition, Mr. Jain is eligible to receive an annual target bonus of $125,000 based on the achievement of company and personal objectives. On September 28, 2012, in accordance with the terms of his offer letter, Mr. Jain was granted a stock option to purchase 590,000 shares of our common stock at an exercise price of $4.00 per share. This option vests with respect to 25% of the total shares underlying the option on the first anniversary of Mr. Jain’s start date and the remaining 75% of the shares underlying the option vest thereafter in 36 equal monthly installments. Mr. Jain’s employment is at will and may be terminated at any time, with or without cause.

Mr. LaRoche

We entered into an offer letter agreement with Mr. LaRoche, our Senior Vice President of Global Customer Services and Support, on August 21, 2012. Pursuant to the offer letter, Mr. LaRoche’s initial base salary was established at $250,000 per year. In addition, Mr. LaRoche is eligible to receive an annual target bonus of $125,000 based on the achievement of company and personal objectives. On September 28, 2012, in accordance with the terms of his offer letter, Mr. LaRoche was granted a stock option to purchase 280,000 shares of our common stock at an exercise price of $4.00 per share. This option vests with respect to 25% of the total shares underlying the option on the first anniversary of Mr. LaRoche’s start date and the remaining 75% of the shares underlying the option vest thereafter in 36 equal monthly installments. In addition, Mr. LaRoche was granted 60,000 RSUs, which vest in four equal installments on each anniversary of Mr. LaRoche’s start date. Mr. LaRoche’s employment is at will and may be terminated at any time, with or without cause.

Change of Control

Generally, our equity award agreements with each of our named executive officers provide for acceleration of vesting of 100% of the unvested shares of our common stock underlying such options in the event of an involuntary termination of employment (as such term is defined in the stock option agreement) within 12 months following a change in control in our company.

The table below reflects the value of this acceleration benefit to Messrs. Jain and LaRoche pursuant to these awards, assuming an involuntary termination of employment and change in control of our company as of September 30, 2012. Values are calculated based on the assumed initial public offering price of our common stock of $         per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus. Mr. Rinat did not have any outstanding equity awards as of September 30, 2012.

Name	Accelerated Payment Value
Sujan Jain	$
Michael LaRoche

In addition to the amounts presented above, in the event one of our named executive officers was terminated, he would also be able to exercise any previously-vested stock options that he held. For more information about the named executive officers’ outstanding equity awards as of September 30, 2012, see “—Outstanding Equity Awards as of September 30, 2012” above.

Employee Benefit Plans

2013 Equity Incentive Plan

Background

Our 2013 Equity Incentive Plan (2013 Plan) will serve as the successor equity compensation plan to our 2010 Equity Incentive Plan (2010 Plan). Our board of directors adopted our 2013 Plan in                 , 2013 and our stockholders approved the 2013 Plan in                 , 2013. Our 2013 Plan will become effective on the date of our initial public offering and will terminate in                 , 2023. Our 2013 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance stock awards, RSUs and stock bonuses. We do not expect to utilize our 2013 Plan until after the completion of this offering, at which point no further grants will be made under our 2010 Plan. No awards have been granted and no shares of our common stock have been issued under our 2013 Plan.

Administration

Our 2013 Plan will be administered by our compensation committee. This committee will act as the plan administrator and will determine which individuals are eligible to receive awards under our 2013 Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option (ISO) or a non-statutory stock option (NSO) under U.S. federal tax laws, the vesting schedule applicable to an award, the maximum term for which any award is to remain outstanding (subject to the limits set forth in our 2013 Plan), and the terms and conditions of the award agreements for use under our 2013 Plan. The committee will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and, if applicable, RSUs, and the strike price for stock appreciation rights.

Share Reserve

We have reserved                 shares of our common stock for issuance under our 2013 Plan plus:

•	all shares of our common stock reserved under our 2010 Plan that are not issued or subject to outstanding grants as of the completion of this offering;

•	any shares of our common stock issued under our 2010 Plan that are forfeited or repurchased by us at the original purchase price; and

•	any shares issuable upon exercise of options granted under our 2010 Plan that expire without having been exercised in full.

Additionally, our 2013 Plan provides for automatic increases in the number of shares available for issuance under it as follows:

•

on January 1, 2014, the number of shares of our common stock available for issuance under our 2013 Plan will be automatically increased by an amount equal to the product of     % of the number of shares of our common stock issued and outstanding on December 31, 2013 multiplied by a fraction, the numerator of which is the number of days between the completion of this offering and December 31, 2013 and the denominator of which is 365;

•

on the first day of each January from 2015 through 2022, the number of shares of our common stock available for issuance under our 2013 Plan will be increased by     % of the number of shares of our common stock issued and outstanding on the preceding December 31st; or

•	a lesser number of shares of our common stock as determined by our board of directors.

Equity Awards

Our 2013 Plan permits us to grant the following types of awards:

•

Stock options.    Our 2013 Plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the committee, provided that ISOs are subject to statutory limitations. The committee determines the exercise price for a stock option, within the terms and conditions of our 2013 Plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of certain recipients of ISOs) of the fair market value of our common stock on the date of grant. ISOs exercisable for no more than                 shares may be granted over the life of our 2013 Plan. Options granted under our 2013 Plan will vest at the rate specified by the committee and such vesting schedule will be set forth in the stock option agreement to which such stock option grant relates. Generally, the committee determines the term of stock options granted under our 2013 Plan, up to a term of ten years, except in the case of certain ISOs.

After an optionee’s employment or service terminates, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in our 2013 Plan), then the optionee’s options shall expire on the optionee’s termination date or at such later time and on such conditions as determined by our compensation committee.

•

Restricted stock.    A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award will be determined by the committee. Unless otherwise determined by the committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

•

Stock appreciation rights.    Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

•

Restricted stock units.    RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock, cash or a combination of our common stock and cash.

•

Performance shares.    Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

•	Stock bonuses. Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

Modification of Outstanding Awards

Subject to the terms of our 2013 Plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limit

No participant may be granted stock awards covering more than                 shares of our common stock under our 2013 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than                 shares of our common stock or a performance cash award having a maximum value in excess of $         under our 2013 Plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards

Our 2013 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

Corporate Transactions

Our 2013 Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

•	cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award. Options granted to non-employee directors vest and become exercisable in full upon a change in control event, as defined in our 2013 Plan.

Transferability of Awards

Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the committee permits the transfer of an award to certain authorized transferees, as set forth in our 2013 Plan.

Eligibility

The individuals eligible to participate in our 2013 Plan include our officers and other employees, our non-employee directors and any consultants.

Payment

Payment for shares of our common stock purchased pursuant to our 2013 Plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (1) cash (including by check); (2) cancellation of indebtedness; (3) surrender of shares; (4) waiver of compensation due or accrued for services rendered; (5) through a “same day sale” program or through a “margin” commitment or (6) by any other method approved by our board of directors.

Amendment and Termination

Our board of directors may amend or terminate our 2013 Plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in our 2013 Plan may be made to an outstanding award without the consent of the affected participant. Our 2013 Plan terminates on the tenth anniversary of the date our board of directors adopted our 2013 Plan.

2010 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2010 Plan in June 2010. The 2010 Plan has been amended from time to time. As of September 30, 2012, options to purchase 6,984,107 shares of our common stock were outstanding and 60,000 shares of our common stock were issuable upon the settlement of outstanding RSUs under our 2010 Plan. All shares of our common stock reserved but not ultimately issued or subject to awards that have expired or otherwise terminated under our 2010 Plan without having been exercised in full are reserved for issuance under our 2012 Plan. In the event of a change in control, the 2010 Plan provides that all awards shall be assumed by the successor entity or converted into or replaced with comparable awards of the successor entity and if not assumed, converted or replaced, all unexercised options or other outstanding awards terminate immediately prior to the consummation of the change in control. We intend to grant all future equity awards under our 2012 Plan. Awards granted under the 2010 Plan are subject to terms substantially similar to those described above with respect to awards granted under the 2012 Plan.

2000 Equity Incentive Plan

Our board of directors adopted our 2000 Equity Incentive Plan (2000 Plan) in January 2000. As of September 30, 2012, options to purchase 6,692,607 shares of our common stock were outstanding under our 2000 Plan. All shares of our common stock reserved but not ultimately issued or subject to awards that have expired or otherwise terminated under our 2000 Plan without having been exercised in full are reserved for issuance under our 2010 Plan. We intend to grant all future equity awards under our 2012 Plan. Awards granted under the 2000 Plan are subject to terms substantially similar to those described above with respect to awards granted under the 2012 Plan.

2013 Employee Stock Purchase Plan

Background

Our 2013 Employee Stock Purchase Plan (2013 Purchase Plan) is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation in discrete offering periods. Our 2013 Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Our board of directors adopted our 2013 Purchase Plan in                 , 2013 and our stockholders approved the plan in                 , 2013.

Share Reserve

We have initially reserved                 shares of our common stock for issuance under our 2013 Purchase Plan. The number of shares reserved for issuance under our 2013 Purchase Plan will increase automatically on the first day of each January, starting with January 1, 2014, by the number of

shares equal to         % of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share; provided, however, that, for the increase on January 1, 2014, such addition shall equal the product of         % of our total outstanding shares as of December 31, 2013, multiplied by a fraction, the numerator of which is the number of days between the effective date of this registration statement and December 31, 2013 and the denominator of which is 365 (rounded to the nearest whole share)). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than                      shares of our common stock may be issued under our 2013 Purchase Plan and no other shares may be added to this plan without the approval of our stockholders.

Administration

Our compensation committee will administer our 2013 Purchase Plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2013 Purchase Plan, are ineligible to participate in our 2013 Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2013 Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2013 Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2013 Purchase Plan will terminate on the tenth anniversary of the date our board of directors adopted our 2013 Purchase Plan, unless it is terminated earlier by our board of directors.

Purchase Rights

When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 27 months and may specify one or more shorter purchase periods within each offering. An employee’s participation automatically ends upon termination of employment for any reason. The administrator, in its discretion, will determine the terms of offerings under our 2013 Purchase Plan.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2013 Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period and (2) the last trading day of each purchase period in the applicable offering period.

Change in Control

In the event of a change in control transaction, our 2013 Purchase Plan and any offering periods that commenced prior to the closing of the proposed transaction may terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

401(k) plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Eligible employees may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Pre-tax contributions by participants to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our restated certificate of incorporation that will be in effect upon the completion of this offering includes a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director or officer for monetary damages resulting from breach of his fiduciary duty as a director or officer.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our restated bylaws that will be in effect upon the completion of this offering will provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as provided in indemnification contracts entered into between us and our employees and agents;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

In addition to the indemnification required in our restated certificate of incorporation and restated bylaws, we will enter into indemnity agreements with each of our current directors and executive officers before the completion of this offering. These agreements may, among other things, provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents or incurred in investigating or defending any such action or proceeding. We have also obtained directors’ and officers’ insurance to cover our directors, executive officers and some of our employees under which, subject to the limitations of the policies, coverage is provided against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director, executive officer or employee, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these individuals pursuant to our indemnification obligations or otherwise as a matter of law. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of January 10, 2013, and as adjusted to reflect the sale of the common stock in this offering, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 10, 2013 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Percentage of beneficial ownership prior to this offering is based on 46,395,264 shares outstanding as of January 10, 2013, assuming the conversion of all shares of our outstanding convertible preferred stock into an aggregate of 21,750,023 shares of our common stock upon the completion of this offering, as if this conversion had occurred as of January 10, 2013. Percentage of beneficial ownership after this offering assumes the foregoing and assumes the sale by us and the selling stockholders of shares of common stock in this offering.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Model N, Inc., 1800 Bridge Parkway, Redwood City, California 94065.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Named Executive Officers and Directors:
Zack Rinat(1)	14,206,199	30.6%
Sujan Jain	—	—
Michael LaRoche	—	—
James W. Breyer(2)	5,603,215	12.1
Charles J. Robel(3)	241,666	*
Mark Garrett(4)	181,666	*
Sarah Friar	—	—
All directors and executive officers as a group (10 persons):(5)	22,946,537	47.8
5% Stockholders:
Accel-KKR Company LLC(6)	5,603,212	12.1
Entities affiliated with Accel Partners(2)	5,603,215	12.1
Entities affiliated with Meritech Capital Partners(7)	7,149,047	15.4

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)

Consists of 2,000,000 shares held of record by Mr. Rinat, 2,988,334 shares held of record by Mr. Rinat and Orli Rinat as community property, 2,000,000 shares held of record by Mr. Rinat, Orli Rinat and Glen Kohl, trustees of Danielle Rinat Family Heritage Trust Dated December 12, 2005, 2,000,000 shares held of record by Mr. Rinat, Orli Rinat and Glen Kohl, trustees of Gahl Rinat Family Heritage Trust Dated December 12, 2005, 108,931 shares held of record by Gahl Rinat Trust, 108,934 shares held of record by Danielle Rinat Trust and 5,000,000 shares held of record by Mr. Rinat and Orli Rinat, trustees of the Rinat Family 2006 Trust Dated December 13, 2006. Mr. Rinat is a trustee of each of the foregoing trusts. The trustees of each of the foregoing trusts share voting and investment power with respect to the shares held by each respective trust.

(2)

Consists of 3,503,262 shares of common stock issuable upon conversion of Series B convertible preferred stock and 930,004 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by Accel VIII L.P., 625,645 shares of common stock issuable upon conversion of Series B convertible preferred stock and 166,088 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by Accel Internet Fund IV L.P. and 298,875 shares of common stock issuable upon conversion of Series B convertible preferred stock and 79,341 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by Accel Investors 2000 L.L.C. Accel VIII Associates L.L.C. (A8A) is the general partner of Accel VIII L.P. and Accel Internet Fund IV L.P. and has the sole voting and investment power with respect to those entities. James W. Breyer, a member of our board of directors, Arthur C. Patterson, Theresia Gouw Ranzetta and James R. Swartz are the managing members of A8A and Accel Investors 2000 L.L.C. and share voting and investment power over the shares. The address for Accel Partners is 428 University Avenue, Palo Alto, California 94301. The entities affiliated with Accel Partners have no voting or dispositive power over shares held by Accel-KKR Company LLC.

(3)	Consists of 241,666 shares subject to options held by Mr. Robel that are exercisable within 60 days of January 10, 2013.
(4)	Consists of 181,666 shares subject to options held by Mr. Garrett that are exercisable within 60 days of January 10, 2013.
(5)

Consists of 21,410,419 shares held by our directors and executive officers as a group and 1,536,118 shares subject to options that are exercisable within 60 days of January 10, 2013 held by our directors and executive officers as a group.

(6)

Consists of 4,427,779 shares of common stock issuable upon conversion of Series B convertible preferred stock and 1,175,433 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by Accel-KKR Company LLC. AKKR Management Company, LLC, the manager of Accel-KKR Internet Company LLC, which is the managing member of Accel-KKR Company LLC, has sole voting and investment power over the shares. The managing members of AKKR Management Company, LLC are Thomas C. Barnds and Rob Palumbo. The address of Accel-KKR is 2500 Sand Hill Road, Suite 300, Menlo Park, California 94025. Accel-KKR Company LLC has no voting or dispositive power over shares held by entities affiliated with Accel Partners. The entities affiliated with Accel Partners and Accel-KKR Company LLC are parties to a voting agreement, which will terminate upon the completion of this offering. Under this agreement, the entities affiliated with Accel Partners granted Accel-KKR Company LLC a proxy to vote shares held by the entities affiliated with Accel Partners. Due to the fact that the voting agreement will terminate in connection with this offering, the above table does not reflect shares held by entities affiliated with Accel Partners as being beneficially owned by Accel-KKR Company LLC.

(7)

Consists of 6,918,133 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by Meritech Capital Partners II, L.P. (MCP), 178,011 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by Meritech Capital Affiliates II, L.P. (MCA) and 52,903 shares of common stock issuable upon conversion of Series C convertible preferred stock held of record by MCP Entrepreneur Partners II, L.P. (MCP ENT). Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II, L.L.C., the general partner of MCP, MCA and MCP ENT, has sole voting and dispositive power with respect to the shares held by MCP, MCA and MCP ENT. The managing members of Meritech Management Associates II, L.L.C. are Paul S. Madera and Michael B. Gordon. The address of Meritech Capital Partners is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.

RELATED PARTY TRANSACTIONS

Other than the executive and director compensation arrangements, including the employment, termination of employment and change in control arrangements, discussed above under “Executive Compensation,” the indemnification arrangements with our executive officers and directors discussed above under “Executive Compensation,” the registration rights described below under “Description of Capital Stock,” and the voting rights in our Amended and Restated Voting Agreement described above under “Management,” we have not entered into any transactions since October 1, 2009 to which we have been or are a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Parties

As provided in the audit committee charter, the audit committee of our board of directors must review and approve in advance any related party transaction. We intend to adopt a related party transaction policy in the future.

It is our intention to ensure that all transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK

Immediately following the completion of this offering and the filing of our restated certificate of incorporation, our authorized capital stock will consist of:

•	shares of common stock, $0.00005 par value per share; and

•	shares of preferred stock, $0.00005 par value per share.

As of September 30, 2012, and assuming the conversion of all outstanding convertible preferred stock into common stock, there were:

•	46,143,974 shares of our common stock outstanding held by 322 stockholders of record, of which 400,000 shares were unvested shares of restricted stock and subject to our right of repurchase;

•	outstanding options to purchase 13,676,714 shares of our common stock at a weighted average exercise price of $1.45 per share;

•

259,965 shares of common stock issuable upon the exercise of a warrant that previously represented the right to purchase an equal number of shares of convertible preferred stock, with an exercise price of $1.15 per share;

•	60,000 shares of common stock issuable upon the settlement of a RSU; and

•	no shares of preferred stock outstanding.

Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

The following description summarizes certain important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For complete information, please see our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of the shares of common stock can elect all of the directors then standing for election. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year term.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Restricted Stock Awards

As of September 30, 2012, we had 400,000 shares of unvested restricted stock awards outstanding pursuant to our 2010 Plan.

Warrant

As of September 30, 2012, Silicon Valley Bank held a warrant to purchase 259,965 shares of our Series C convertible preferred stock with an exercise price of $1.15 per share. After the completion of this offering, this warrant will become exercisable for the same number of shares of common stock at the same exercise price per share. This warrant contains a net exercise provision under which it may instead be exercised for a number of shares based on the fair market value of our common stock at the time of exercise or conversion of the warrant. Based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, if the holder net exercised the warrant immediately prior to the consummation of this offering,                  shares of our common stock would be issuable upon such exercise. This warrant expires on October 19, 2020.

Preferred Stock

Upon the completion of this offering, each outstanding share of convertible preferred stock will be converted into common stock.

Following this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, without further action by the stockholders, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

Following this offering, the holders of approximately                 shares of our common stock issued upon conversion of our convertible preferred stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below. In addition, Silicon Valley Bank has piggyback registration rights and Form S-3 registration rights as described below with respect to the shares of common stock subject to its warrant.

Demand Registration Rights

At any time, the holders of at least 30% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of greater than $10 million, net of any underwriters’ discounts and commissions. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us or our stockholders.

Piggyback Registration Rights

If we register any of our securities in connection with a public offering, the stockholders with registration rights and the holder of our outstanding warrant will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a corporate reorganization or common stock issuable upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement, except for in connection with our initial public offering, in which case the underwriters may exclude these holders if no other stockholders’ securities are included. We have the right to terminate or withdraw any registration initiated by us whether or not any of these holders elected to include securities in the registration.

Form S-3 Registration Rights

The holders of at least 30% of the then-outstanding shares having registration rights and the holder of our outstanding warrant can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is equal to or greater than $1,000,000, net of any underwriters’ discounts and commissions. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if our board of directors determines that the filing would be seriously detrimental to us or our stockholders.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Termination of Registration Rights

The registration rights described above will terminate five years after this offering is completed. In addition, the registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold without registration in compliance with Rule 144 of the Securities Act in any three-month period. Holders of substantially all of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days following the date of this prospectus. These agreements are described below in “Underwriting.”

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws that will be in effect upon the completion of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under certain circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Restated Certificate of Incorporation and Restated Bylaws

We anticipate that our restated certificate of incorporation and restated bylaws, which will become effective upon the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

Board of Directors Vacancies

Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Classified Board

Our restated certificate of incorporation will provide that our board is classified into three classes of directors, each with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder Action; Special Meeting of Stockholders

Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated bylaws further will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation will not provide for cumulative voting.

Directors Removed Only for Cause

Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter Provisions

Any amendment of the above provisions in our restated certificate of incorporation is expected to require approval by holders of at least two-thirds of our outstanding common stock.

Issuance of Undesignated Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to                 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Except as described above, the approval of a majority of the shares entitled to vote shall be required to amend any of the provisions of our restated certificate of incorporation or restated bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent’s address is                .

Listing

We intend to apply to list our common stock on                 under the trading symbol “MODN.”

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions, all as of the date hereof. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service (IRS) might interpret the existing authorities differently, so as to result in U.S. federal income or estate tax consequences different from those set forth below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and, except to the limited extent below, estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors in such entities);

•	a “controlled foreign corporation” or “passive foreign investment company;”

•	a corporation that accumulates earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons whose functional currency is other than the U.S. dollar;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

The following discussion is for information purposes only. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia or treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (y) which has made a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are an individual other than a U.S. citizen, you may be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were United States citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of ownership and disposition of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will first constitute a non-taxable return of capital and will reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock taxed in the same manner as described in the section below titled “—Gain on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits by providing a Form W-8BEN (or any successor form) or appropriate substitute properly certifying qualification for the lower rate to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty between the U.S. and your country of residence applies, attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States) and are includible in your gross income in the taxable year received are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence.

Gain On Disposition Of Common Stock

Subject to the discussion below regarding foreign account tax compliance, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty between the U.S. and your country of residence applies, the gain is attributable to a permanent establishment maintained by you in the United States or, in the case of an individual under certain treaties, a fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the period described in the third bullet above.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale (net of certain deductions or credits) under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet above may also be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax or such reduced rate as may be specified by an applicable income tax treaty, on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult your own tax advisor regarding any applicable treaties between the U.S. and your country of residence that may provide for different rules.

Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock is considered property with a U.S. situs, and thus any such common stock held (or treated as such) by an individual non-U.S. holder at the time of his or her death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the U.S. and such holder’s country of residence provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% (scheduled to increase to 31% for payments made in taxable years beginning after December 31, 2012) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or other appropriate form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit generally may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (FATCA) imposes withholding tax at a rate of 30% on certain types of “withholdable payments” (including dividends and proceeds from the sale of stock in a U.S. corporation, including our common stock) made to “foreign financial institutions” and certain other “non-financial foreign entities” (all as specially defined for purposes of these rules) unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those foreign entities) have been satisfied. Under certain transition rules, withholding under FATCA on withholdable payments to foreign financial institutions and non-financial foreign entities is expected to apply after December 31, 2016 with respect to gross proceeds of a disposition of stock in a U.S. corporation, including our common stock, and after December 31, 2013 with respect to other withholdable payments, including dividends on our common stock (although these rules are subject to change when final regulations are issued). Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE PROSPECTIVE INVESTOR’S OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market, could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities in the future. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2012, upon the completion of this offering,                shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of our outstanding options or warrant after September 30, 2012. All of the shares sold in this offering will be freely tradable except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws and will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under “Description of Capital Stock — Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                , 2013, shares will be available for sale in the public market as follows:

•	up to shares sold in this offering will be eligible for immediate sale in the public market;

•

up to                additional shares will be eligible for sale upon expiration of lock-up agreements 181 days after the date of this offering, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon the lapse of our right of repurchase with respect to unvested shares, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

Our directors and executive officers, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, subject to certain limited exceptions, each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. These lock-up restrictions are subject to limited exceptions specified in the lock-up agreements.

Registration Rights

Upon completion of this offering, the holders of                 shares of our common stock have rights with respect to the registration of their shares under the Securities Act, subject to the lock-up

arrangement described above. In addition, Silicon Valley Bank has certain registration rights with respect to up to                 shares of common stock issuable upon exercise or conversion of its warrant, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these security holders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements under the Securities Act covering the shares of common stock subject to outstanding options and the shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, our 2013 Equity Incentive Plan and our 2013 Employee Purchase Plan. In addition, we intend to file a registration statement under the Securities Act for the resale of shares of common stock issued upon the exercise of options that were not granted under Rule 701. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the volume limitations and the requirements of Rule 144 and the lock-up arrangement described above, if applicable.

Warrant

As of September 30, 2012, Silicon Valley Bank held a warrant to purchase 259,965 shares of our Series C convertible preferred stock with an exercise price of $1.15. Following the completion of this offering, this warrant will become exercisable for shares of our common stock. This warrant contains exercise and conversion rights pursuant to which its holder may exercise or convert the warrant and receive a number of shares of our common stock based on the fair market value of our common stock at the time of exercise or conversion of the warrant. Based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, if the holder exercised or converted the warrant immediately prior to the consummation of this offering,                  shares of our common stock would be issuable upon the completion of this offering. Because this warrant has been held for at least one year, any shares of common stock issued upon its conversion could be publicly sold under Rule 144 following the completion of this offering and the expiration of any lock-up or market standoff agreements.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders expect to enter into an underwriting agreement with the representative on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities, LLC
Piper Jaffray & Co
Raymond James & Associates, Inc

Total

The underwriters will be committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters will have an option to buy up to                 additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are $         per share. The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discounts and Commissions

	Per Share		Total
	Without Exercise of Option to Purchase Additional Shares	With Exercise of Option to Purchase Additional Shares	Without Exercise of Option to Purchase Additional Shares	With Exercise of Option to Purchase Additional Shares

Underwriting discounts and commissions paid by us	$	$	$	$

Underwriting discounts and commissions paid by the selling stockholders

Expenses payable by us

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

For a period of 180 days after the date of this prospectus, we will agree that we will not, subject to certain limited exceptions, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc.

Our directors and executive officers and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, subject to certain limited exceptions, each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. These lock-up restrictions are subject to limited exceptions that are specified in the lock-up agreements.

We and the selling stockholders will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to list our common stock for trading on the                 under the symbol “MODN.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order; or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (Relevant Member State), from and including the date on which the European Union Prospectus Directive (EU Prospectus Directive), is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares of common stock being offered by us in this prospectus will be passed upon for us by Fenwick & West LLP, Mountain View, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements as of September 30, 2012 and 2011 and for each of the three years in the period ended September 30, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Model N, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of Model N, Inc. and its subsidiaries at September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

December 10, 2012

MODEL N, INC.

Consolidated Balance Sheets

(in thousands, except per share data)

	As of September 30,		Pro Forma September 30, 2012
	2011	2012
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$18,420	$15,768
Accounts receivable (net of allowance for doubtful accounts of $10 and $55 at September 30, 2011 and 2012, respectively)	13,449	12,468
Deferred cost of implementation services	763	1,077
Prepaid expenses	1,180	2,939
Other current assets	158	552

Total current assets	33,970	32,804
Property and equipment, net	2,385	4,590
Goodwill	319	1,509
Intangible assets, net	—	1,248
Other assets	280	447

Total assets	$36,954	$40,598

Liabilities, Convertible Preferred Stock And Stockholders' Deficit
Current Liabilities:
Accounts payable	$239	$196	$196
Accrued employee compensation	5,658	7,650	7,650
Accrued liabilities	1,561	4,432	4,432
Deferred revenue, current portion	22,716	29,362	29,362
Capital lease obligations, current portion	422	555	555
Loan obligations, current portion	2,292	2,500	2,500

Total current liabilities	32,888	44,695	44,695
Deferred revenue, net of current portion	5,585	2,289	2,289
Capital lease obligation, net of current portion	635	349	349
Loan obligations, net of current portion	5,086	2,627	2,627
Other long-term liabilities	687	1,125	377

Total liabilities	44,881	51,085	50,337

Commitments and contingencies (Note 6)

Convertible Preferred Stock:
Convertible preferred stock, $0.00005 par value; 20,571 shares authorized, 20,103 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	41,776	41,776	—

Stockholders' Deficit:
Common Stock, $0.00005 par value; 100,000 shares authorized at September 30, 2011 and 2012; 22,750, 24,394 and 46,144 shares issued and outstanding at September 30, 2011 and 2012, and September 30, 2012, pro forma (unaudited), respectively	1	1	2
Additional paid-in capital	5,912	9,045	51,568
Accumulated other comprehensive loss	(120)	(120)	(120)
Accumulated deficit	(55,496)	(61,189)	(61,189)

Total stockholders' deficit	(49,703)	(52,263)	(9,739)

Total liabilities, convertible preferred stock and stockholders' deficit	$36,954	$40,598	$40,598

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended September 30,
	2010	2011	2012
Revenues:
License and implementation	$31,759	$41,499	$49,756
SaaS and maintenance	18,682	23,672	34,502

Total revenues	50,441	65,171	84,258

Cost of Revenues:
License and implementation	12,087	18,092	22,483
SaaS and maintenance	6,328	8,828	18,053

Total cost of revenues	18,415	26,920	40,536

Gross profit	32,026	38,251	43,722
Operating Expenses:
Research and development	12,702	13,809	17,695
Sales and marketing	11,221	13,935	19,640
General and administrative	6,945	7,860	10,584

Total operating expenses	30,868	35,604	47,919

Income (loss) from operations	1,158	2,647	(4,197)
Interest expense, net	353	677	655
Other expenses, net	20	316	540

Income (loss) before income taxes	785	1,654	(5,392)
Provision for income taxes	161	172	301

Net income (loss)	$624	$1,482	$(5,693)

Net income (loss) per share attributable to common stockholders:
Basic and diluted	$—	$—	$(0.24)

Weighted average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic and diluted	21,083	21,971	23,446

Pro forma net loss per share (unaudited):
Basic and diluted			$(0.13)

Pro forma weighted average number of shares used in computing pro forma net loss per share (unaudited):
Basic and diluted			45,196

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Years Ended Sepember 30,
	2010	2011	2012
Net income (loss)	$624	$1,482	$(5,693)
Foreign currency translation loss, net of taxes	28	72	—

Total comprehensive income (loss)	$596	$1,410	$(5,693)

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at September 30, 2009	20,103	$41,776	20,997	$1	$4,128	$(20)	$(57,591)	$(53,482)
Adoption of new authoritative guidance relating to uncertain tax positions	—	—	—	—	—	—	(11)	(11)
Issuance of common stock upon exercise of stock options	—	—	182	—	62	—	—	62
Stock-based compensation	—	—	—	—	757	—	—	757
Other comprehensive loss	—	—	—	—	—	(28)	—	(28)
Net income	—	—	—	—	—	—	624	624

Balance at September 30, 2010	20,103	41,776	21,179	1	4,947	(48)	(56,978)	(52,078)
Issuance of common stock upon exercise of stock options	—	—	1,571	—	434	—	—	434
Stock-based compensation	—	—	—	—	531	—	—	531
Other comprehensive loss	—	—	—	—	—	(72)	—	(72)
Net income	—	—	—	—	—	—	1,482	1,482

Balance at September 30, 2011	20,103	41,776	22,750	1	5,912	(120)	(55,496)	(49,703)
Issuance of common stock upon exercise of stock options	—	—	1,044	—	600	—	—	600
Issuance of restricted stock awards	—	—	600	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,533	—	—	2,533
Net loss	—	—	—	—	—	—	(5,693)	(5,693)

Balance at September 30, 2012	20,103	$41,776	24,394	$1	$9,045	$(120)	$(61,189)	$(52,263)

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended September 30,
	2010	2011	2012
Cash Flows From Operating Activities:
Net income (loss)	$624	$1,482	$(5,693)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	737	1,044	1,526
Amortization of intangible assets	578	167	234
Stock-based compensation	757	531	2,521
Amortization of debt discount	—	38	41
Changes in fair value of preferred stock warrant liability	—	243	345
Provision for doubtful accounts	3	1	45
Deferred income taxes	15	61	135
Changes in assets and liabilities:
Accounts receivable	358	(7,647)	936
Prepaid expenses and other current assets	(415)	(518)	(852)
Deferred cost of implementation services	(833)	782	(314)
Accounts payable	(1,360)	49	(284)
Accrued employee compensation	1,691	1,291	1,871
Other accrued and long-term liabilities	(526)	228	2,103
Deferred revenue	3,143	5,363	3,109

Net cash provided by operating activities	4,772	3,115	5,723

Cash Flows From Investing Activities:
Purchase of property and equipment	(1,250)	(779)	(1,760)
Capitalization of software development costs	—	—	(1,145)
Acquisition of a business	—	—	(3,000)

Net cash used in investing activities	(1,250)	(779)	(5,905)

Cash Flows From Financing Activities:
Proceeds from issuance of common stock	55	434	600
Payments for deferred offering costs	—	—	(220)
Principal payments on capital lease obligations	(120)	(232)	(537)
Proceeds from loan	—	7,500	—
Principal payments on loan	(301)	(3,516)	(2,292)

Net cash provided by (used in) financing activities	(366)	4,186	(2,449)

Effect of exchange rate changes on cash and cash equivalents	(28)	(46)	(21)

Net increase (decrease) in cash and cash equivalents	3,128	6,476	(2,652)
Cash and cash equivalents
Beginning of the year	8,816	11,944	18,420

End of the year	$11,944	$18,420	$15,768

Supplemental Disclosure of Cash Flow Data:
Cash paid for income taxes	$158	$256	$273
Cash paid for interest	241	570	634
Noncash Financing Activities:
Acquisition of property and equipment under capital leases	$257	$1,040	$95
Issuance of convertible preferred stock warrant in connection with loan financing	—	160	—
Deferred offering costs not yet paid	—	—	473

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Notes to Consolidated Financial Statements

1. The Company

Model N, Inc. (Company) was incorporated in Delaware on December 14, 1999. The Company is a provider of revenue management solutions for the life science and technology industries. The Company’s solutions enable its customers to maximize revenues and reduce revenue compliance risk by transforming their revenue life cycle from a series of tactical, disjointed operations into a strategic end-to-end process, which enables them to manage the strategy and execution of pricing, contracting, incentives and rebates. The Company’s corporate headquarters are located in Redwood City, California, with additional offices in the United States, India, the United Kingdom and Switzerland.

2. Summary of Significant Accounting Policies and Estimates

Basis for Presentation

The Company’s consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Unaudited Pro Forma Liabilities, Convertible Preferred Stock and Stockholders’ Deficit

Upon the completion of the Company’s initial public offering, all shares of outstanding convertible preferred stock are expected to convert into common stock of the Company. The unaudited pro forma consolidated balance sheet gives effect to (a) the conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 21,750,023 shares of the Company’s common stock as of September 30, 2012 and (b) the conversion of the convertible preferred stock warrant into a warrant for 259,965 shares of common stock. The shares of common stock issuable and the proceeds expected to be received by the Company in the initial public offering are excluded from such pro forma information. See Note 7 for more details.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include revenue recognition, legal contingencies, income taxes including deferred tax asset valuation allowance, stock-based compensation, valuation of intangibles, valuation of common stock and valuation of the convertible preferred stock warrant. These estimates and assumptions are based on management’s best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from these estimates.

Revenue Recognition

Revenues are comprised of license and implementation revenues and SaaS and maintenance revenues.

MODEL N, INC.

Notes to Consolidated Financial Statements

License and Implementation

License and implementation revenues include revenues from the sale of perpetual software licenses for the Company’s solutions and related implementation services. Based on the nature and scope of the implementation services, the Company has concluded that generally the implementation services are essential to its customers’ usability of its on-premise solutions, and therefore, the Company recognizes revenues from the sale of software licenses for its on-premise solutions and related implementation services on a percentage-of-completion basis over the expected implementation period. The Company estimates the length of this period based on a number of factors, including the number of licensed applications and the scope and complexity of the customer’s deployment requirements. The percentage-of-completion computation is measured by the hours expended on the implementation of the Company’s software solutions during the reporting period as a percentage of the total hours estimated to be necessary to complete the implementation of the Company’s software solutions.

SaaS and Maintenance

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing the Company’s cloud-based solutions and revenues associated with maintenance and support contracts from customers using on-premise solutions. Also included in SaaS and maintenance revenues are other revenues, including revenues related to application support, training and customer-reimbursed expenses.

The Company recognizes SaaS revenues ratably beginning the day the customer is provided access to the subscription service through the end of the contract term. SaaS arrangements include multiple elements, comprised of subscription fees and related implementation services. Implementation services are complex and do not have a stand-alone value to the customers as the Company does not sell its services separately, the services are not sold separately by any other vendor and the customers cannot resell the implementation services on a standalone basis. As a result, the Company considers the entire arrangement consideration, including subscription fees and related implementation services, as a single unit of accounting in accordance with the provisions of FASB ASU No. 2009-13, Revenue Recognition (ASC Topic 605)—Multiple-Deliverable Revenue Arrangements.

Maintenance and support revenues include post-contract customer support and the right to unspecified software updates and enhancements on a when and if available basis. Application support revenues include post-contract customer support for our software solutions including support for any customer-specific configurations. Maintenance and support revenues, and application support revenues are recognized ratably over the period in which the services are provided. The revenues from training and customer-reimbursed expenses are recognized as the Company delivers these services.

Revenue Recognition

The Company commences revenue recognition when all of the following conditions are satisfied: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenues the Company reports.

MODEL N, INC.

Notes to Consolidated Financial Statements

For multiple software element arrangements, the Company allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence (VSOE) of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. The Company has established VSOE for maintenance and support, application support and training.

The Company does not offer any contractual rights of return, rebates or price protection. The Company’s implementation projects generally have a term ranging from one to three years and may be terminated by the customer at any time. Should a loss be anticipated on a contract the full amount of the loss is recorded when the loss is determinable. The Company updates its estimates regarding the completion of implementations based on changes to the expected contract value and revisions to its estimates of time required to complete each implementation project. Amounts that may be payable to customers to settle customer disputes are recorded as a reduction in revenues or reclassified from deferred revenue to customer payables in other accrued liabilities.

Costs of Revenues

Cost of license and implementation revenues consists primarily of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as third-party contractors, royalty fees paid to third parties for the right to intellectual property and travel-related expenses. Cost of SaaS and maintenance revenues consists primarily of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as reimbursable expenses, third-party contractors and data center-related expenses.

Deferred cost of implementation services consists of costs related to implementation services that were provided to the customer but the revenues for the services have not yet been recognized, provided however that the customer is contractually required to pay for the services. These costs primarily consist of personnel costs. As of September 30, 2011 and 2012, the deferred cost of implementation services totaled $0.8 million and $1.1 million, respectively.

Warranty

The Company provides limited warranties on all sales and provides for the estimated cost of warranties at the date of sale. The estimated cost of warranties has not been material to date.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is their respective local currency. The Company translates all assets and liabilities of foreign subsidiaries to U.S. dollars at the current exchange rate as of the applicable consolidated balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of foreign currency translations are recorded in accumulated other comprehensive loss as a separate component of stockholders’ deficit in the accompanying consolidated statements of stockholders’ deficit. Realized gains and losses from foreign currency transactions are included in other income (expenses), net in the consolidated statements of operations and have not been material for all periods presented.

MODEL N, INC.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months at date of purchase to be cash equivalents. The Company’s cash equivalents are comprised of money market funds and are maintained with financial institutions with high credit ratings. The deposits in money market funds are not federally insured.

Concentration of Credit Risk and Significant Customers

Credit risk is the risk of loss from amounts owed by financial counterparties. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with major financial institutions. The Company’s cash and cash equivalents consist of bank deposits held with banks and money market funds that, at times, exceed federally insured limits. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality and by performing periodic evaluations of its investments and of the relative credit standing of these financial institutions.

In the normal course of business, the Company is exposed to credit risk from its customers. To reduce credit risk, the Company performs ongoing credit evaluations of its customers.

The following customers comprised 10% or more of the Company’s accounts receivable at September 30, 2011 and 2012 and total revenues for the fiscal years ended September 30, 2010, 2011 and 2012, respectively:

	As of September 30
	2011	2012
Accounts Receivable
Company A	12%	*	%
Company B	11	14
Company C	10	14
Company D	*	*
Company E	*	11
Company F	*	*

	Years Ended September 30,
	2010		2011		2012
Revenue
Company A	*	%	*	%	*	%
Company B	15		15		10
Company C	*		*		14
Company D	*		12		*
Company E	*		*		*
Company F	13		*		*

*	Less than 10%

MODEL N, INC.

Notes to Consolidated Financial Statements

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. The Company regularly reviews the adequacy of this allowance for doubtful accounts by considering historical experience, the age of the accounts receivable balances, the credit quality of the customers, current economic conditions, and other factors that may affect customers’ ability to pay to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. The table below presents the changes in the allowance for doubtful accounts for the fiscal years ended September 30, 2011 and 2012.

	Years Ended September 30,
	2011	2012
	(in thousands)
Opening balance	$9	$10
Provision for doubtful accounts, net of reversals and recoveries	10	55
Write offs	(9)	(10)

Closing balance	$10	$55

Revenue that has been recognized, but for which the Company has not invoiced the customer, amounting to $0.8 million and $2.3 million is recorded as unbilled receivables and is included in accounts receivables in the consolidated balance sheets as of September 30, 2011 and 2012, respectively. Invoices that have been issued before revenue has been recognized are recorded as deferred revenue in the consolidated balance sheets.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is calculated using straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of lease term or estimated useful lives of the assets.

The estimated useful lives of property and equipment are as follows:

Computer software and equipment	2-5 years
Furniture and fixtures	2-5 years
Leasehold improvements	Shorter of the lease term or estimated useful life

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in statement of operations.

Capital Leases

Computer equipment leases are capitalized when the Company assumes substantially all risks and benefits of ownership of the computer equipment. Accordingly, the Company records the asset and obligation at an amount equal to the lesser of the fair market value of the computer equipment or

MODEL N, INC.

Notes to Consolidated Financial Statements

the net present value of the minimum lease payments at the beginning of the lease. Leased computer equipment is amortized using the straight-line basis over the shorter of its estimated useful life or the lease term.

Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate that carrying amounts of its long-lived assets, including property and equipment and intangible assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The Company did not recognize any impairment charges on its long-lived assets during the fiscal years ended September 30, 2010, 2011 and 2012.

Goodwill and Other Intangible Assets

The Company records goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company has determined that there is a single reporting unit for the purpose of goodwill impairment tests. For purposes of assessing the impairment of goodwill, the Company annually estimates the fair value of the reporting unit and compared this amount to the carrying value of the reporting unit. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. During the fourth quarter of fiscal 2012, the Company completed its annual impairment test of goodwill. Based upon that evaluation the Company determined that its goodwill was not impaired as of September 30, 2012.

Other intangible assets, consisting of developed technology, backlog, non-competition agreements and customer relationships, are stated at fair value less accumulated amortization. All intangible assets have been determined to have finite lives and are amortized on a straight-line basis over their estimated remaining economic lives, ranging from three to five years. Amortization expense related to developed technology is included in cost of SaaS and maintenance revenue while amortization expense related to backlog, non-competition agreements and customer relationships is included in sales and marketing expense.

Fair Value of Financial Instruments

The financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable, certain accrued liabilities and a stock warrant for convertible preferred stock of the Company. The Company regularly reviews its financial instruments portfolio to identify and evaluate such instruments that have indications of possible impairment. When there is no readily available market data, fair value estimates are made by the Company, which involves some level of management estimation and judgement and may not necessarily represent the amounts that could be realized in a current or future sale of these assets.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an

MODEL N, INC.

Notes to Consolidated Financial Statements

orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value instruments defines a three-level valuation hierarchy for disclosures as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Input other than quoted prices included in Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs for similar assets and liabilities that are observable or can be corroborated by observable market data; and

Level 3—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own models and involves some level of management estimation and judgement.

The Company’s Level 1 assets consist of money market fund securities. These instruments are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets.

The Company’s Level 3 liabilities consist of a convertible preferred stock warrant and contingent consideration payable in connection with a business acquisition and are valued using a probability-weighted expected payout model to determine the expected payout to calculate the fair value. The key assumptions in applying the approach are the internal forecasted sales and contributions for the acquired business, the probability of achieving the milestone and an appropriate discount rate.

Research and Development and Capitalization of Software Development Costs

The Company generally expenses costs related to research and development, including those activities related to software solutions to be sold, leased or otherwise marketed. As such development work is essentially completed concurrently with the establishment of technological feasibility the Company has not capitalized any such development costs. The Company capitalizes certain software development costs incurred in connection with its cloud-based software platform for internal use. The Company capitalizes software development costs when application development begins, it is probable that the project will be completed, and the software will be used as intended. When development becomes substantially complete and ready for its intended use, such capitalized costs will be amortized on a straight-line basis over the estimated useful life of the related asset, which is generally three years. Costs associated with preliminary project stage activities, training, maintenance and all post implementation stage activities are expensed as incurred. The Company capitalized software development costs of $0 and $1.2 million during the fiscal years ended September 30, 2011 and 2012, respectively.

Sales Commissions

Sales commissions are recognized as an expense upon contract signing. Substantially all of the compensation due to the sales force is earned at the time of the contract signing, with limited ability to recover any commissions paid if a contract is terminated.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. The Company incurred no advertising and promotion costs during the fiscal years ended September 30, 2010, 2011 and 2012.

MODEL N, INC.

Notes to Consolidated Financial Statements

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards granted to our employees and directors including stock options and restricted stock is measured and recognized based on the estimated fair value of the award on the grant date. The Company uses the Black-Scholes-Merton valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures on a straight-line basis, over the requisite service period, which is generally the vesting period of the respective award. The Black-Scholes-Merton valuation model requires the use of subjective assumptions to determine the fair value of stock option awards, including the expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. The Company periodically estimates the portion of awards which will ultimately vest based on its historical forfeiture experience. These estimates are adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates.

Employee Benefit Plan

The Company has a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. There were no matching or discretionary employer contributions made to this plan during the fiscal years ended September 30, 2010, 2011 and 2012.

Income Taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740—Accounting for Income Taxes (ASC 740). The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in the subsequent period when such a change in estimate occurs.

The Company regularly assesses the likelihood that its deferred income tax assets will be realized from future taxable income based on the realization criteria set forth in ASC 740. To the extent that the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce the deferred income tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred income tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

As of September 30, 2011 and 2012, the Company had gross deferred income tax assets, related primarily to net operating loss (NOL) carry forwards, deferred revenues, accruals and reserves that are not currently deductible and depreciable and amortizable items of $24.8 million and $27.5 million, respectively, which have been fully offset by a valuation allowance. Utilization of these net loss carry forwards is subject to the limitations of Internal Revenue Code Section 382. The Company recently

MODEL N, INC.

Notes to Consolidated Financial Statements

concluded a study of NOL carry forwards and has determined that as of September 30, 2012, most of our NOL carry forwards are not subject to the limitations of Internal Revenue Code Section 382. However, in the future, some portion or all of these carry forwards may not be available to offset any future taxable income.

Segment

The Company has one operating segment with one business activity, developing and monetizing revenue management solutions. The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer, who manages operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated information for the business operations of revenue management solutions.

Net Income (Loss) per Share

The Company’s basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, which excludes unvested restricted stock awards. The diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, the warrant, options to purchase common stock, unvested restricted stock awards and unvested restricted stock units are considered to be common stock equivalents.

Because the Company has issued securities other than common stock that participate in dividends with the common stock, or participating securities, it is required to apply the two-class method to compute the net income (loss) per share attributable to common stockholders. The Company determined that it has participating securities in the form of noncumulative convertible preferred stock that share in dividends with common stock. The two-class method requires that the Company calculate the net income per share using net income attributable to the common stockholders which will differ from the Company’s net income. Net income attributable to the common stockholders is generally equal to the net income less assumed periodic preferred stock dividends with any remaining earnings, after deducting assumed dividends, to be allocated on a pro rata basis between the outstanding common and preferred stock as of the end of each period.

Pro forma basic and diluted net loss per share (unaudited) were computed to give effect to the conversion of the convertible preferred stock and a preferred stock warrant using the as-if converted method into common stock as though the conversion had occurred as of October 1, 2011.

Deferred Offering Costs

Deferred offering costs consisted primarily of accounting and legal fees related to the Company’s proposed initial public offering of its common stock. Approximately $0.7 million of deferred offering costs is included in prepaid expenses on the Company’s consolidated balance sheet as of September 30, 2012. Upon completion of the initial public offering contemplated herein, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

MODEL N, INC.

Notes to Consolidated Financial Statements

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments. In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05—Comprehensive Income (Topic 220): Presentation of Comprehensive Income to provide guidance on increasing the prominence of items reported in other comprehensive income. This accounting standard update requires that the total of comprehensive income, the components of net income, and the components of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and is to be applied retrospectively for all periods presented. Early adoption is permitted. The Company has decided to adopt this guidance in the accompanying consolidated financial statements.

Out-of-Period Adjustments

For the fiscal year ended September 30, 2011, the Company recorded revenues of $0.1 million, which were related to the prior year. The Company has determined that the impact of these adjustments recorded in the fiscal year ended September 30, 2011 were immaterial to its consolidated financial statements in the period in which the adjustments were recorded, as well as prior periods.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11—Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the consolidated balance sheets or that are subject to enforceable master netting arrangements or similar agreements. This update will be effective for annual reporting periods beginning on or after January 1, 2013, at which time the Company will include the required disclosures. The Company does not expect this to have a material impact on the consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02—Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment intended to simplify how an entity tests indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update will be effective for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company does not expect this to have a material impact on the consolidated financial statements.

MODEL N, INC.

Notes to Consolidated Financial Statements

3. Consolidated Balance Sheet Components

Components of prepaid expenses, property and equipment, goodwill and intangibles, accrued employee compensation and accrued liabilities consisted of the following:

Prepaid Expenses

	As of September 30,
	2011	2012
	(in thousands)
Prepaid royalties	$198	$533
Prepaid taxes	173	260
Deferred offering costs	—	693
Other prepaid expenses	809	1,453

Total prepaid expenses	$1,180	$2,939

Property and Equipment

	As of September 30,
	2011	2012
	(in thousands)
Computer software and equipment	$5,309	$6,919
Furniture and fixtures	1,015	1,157
Leasehold improvements	606	792
Software development costs	—	1,158

Total property and equipment	6,930	10,026
Less: Accumulated depreciation and amortization	(4,545)	(5,713)

Property and equipment, net	2,385	4,313
Add: Construction in progress	—	277

Total property and equipment, net	$2,385	$4,590

Computer equipment acquired under the capital leases is included in property and equipment and consisted of the following:

	As of September 30,
	2011	2012
	(in thousands)
Computer software and equipment	$1,297	$1,470
Less: Accumulated depreciation and amortization	(347)	(691)

Total computer software and equipment, net	$950	$779

Depreciation and amortization expense including amortization of assets under capital leases totaled $0.7 million, $1.0 million and $1.5 million for the fiscal years ended September 30, 2010, 2011 and 2012, respectively.

MODEL N, INC.

Notes to Consolidated Financial Statements

Goodwill and Intangible Assets

	Estimated Useful Life (in Years)	As of September 30,
		2011	2012
		(in thousands)
Goodwill:
Balance at beginning of period		$319	$319
Acquired during the period(1)		—	1,190

Balance at end of period		$319	$1,509

Intangible Assets:
Developed technology(1)	5	$1,636	$2,760
Backlog(1)	5	—	100
Non-competition agreements(1)	3	—	100
Customer relationships(1)	3	860	1,018
Less: Accumulated amortization		(2,496)	(2,730)

Total intangible assets		$—	$1,248

(1)	Additions in the fiscal year ended September 30, 2012 are due to LeapFrogRx acquisition—see Note 4

The Company recorded amortization expense related to the acquired intangible assets of $0.6 million, $0.2 million and $0.2 million during the fiscal years ended September 30, 2010, 2011 and 2012, respectively.

Estimated future amortization expense for the intangible assets as of September 30, 2012 is as follows.

Years Ending September 30,
(in thousands)
2013	$331
2014	331
2015	270
2016	244
2017	72

Total future amortization	$1,248

Accrued Employee Compensation

	As of September 30,
	2011	2012
	(in thousands)
Consideration in connection with acquisition (Note 4)	$—	$1,649
Accrued employee benefits	5,658	6,001

Total accrued employee compensation	$5,658	$7,650

MODEL N, INC.

Notes to Consolidated Financial Statements

Accrued Liabilities

	As of September 30,
	2011	2012
	(in thousands)
Taxes payable	$114	$37
Other customer payables	—	1,648
Other accrued liabilities	1,447	2,747

Total accrued liabilities	$1,561	$4,432

4. Acquisition

On January 18, 2012, the Company acquired certain assets of LeapFrogRx, Inc. (LeapFrogRx), a privately held cloud-based analytics solution provider for the pharmaceutical industry. The Company paid total purchase consideration of $3.0 million in cash.

The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the date of acquisition. The purchase accounting allocation resulted in intangible assets of $1.5 million and goodwill of $1.2 million. Intangible assets acquired included developed technology, backlog, non-competition agreements and customer relationships, and are being amortized on a straight-line basis over their estimated useful lives of 3 to 5 years. The key factors attributable to the creation of goodwill by the transaction are synergies in skill-sets, operations, customer base and organizational cultures.

The allocation of the purchase price was as follows:

Amount
(in thousands)
Tangible assets	$685
Intangible assets:
Developed technology	1,124
Backlog	100
Non-competition agreements	100
Customer relationships	158
Liabilities assumed	(1,024)
Payments due from seller	667
Goodwill	1,190

Total purchase price	$3,000

Retention-Related Payments

In addition to the total purchase consideration of $3.0 million, the Company is contingently obligated to make additional payments, as described below, which are expected to be incurred through January 2015. These cash payments are subject to future employment and are considered compensatory in nature and are being recognized as compensation expense.

The Company made a payment of $3.0 million in July 2012. Additionally, payments of $1.0 million are due on each of January 2013, 2014 and 2015. Due to the employment service criteria associated

MODEL N, INC.

Notes to Consolidated Financial Statements

with these payments, expenses are being recognized ratably over the term of each payment beginning from the date of the acquisition. The Company recognized compensation expenses of $4.3 million during the fiscal year ended September 30, 2012.

In addition, up to $1.0 million of earn-out consideration is payable each year based on revenue recognized during the twelve-month period ending January 2013 and the twelve-month period ending January 2014. Due to the employment service criteria associated with these payments, expenses are being recognized ratably over the term of each payment beginning from the date of acquisition. The Company recognized expenses of $0.4 million during the fiscal year ended September 30, 2012.

The Company offered one-time retention bonus amounts to the former employees of LeapFrogRx, totaling $0.3 million payable in January 2013 and guaranteed bonus payments totaling $0.4 million for the fiscal year ended September 30, 2012, subject to continuous employment. In addition, the Company issued 600,000 shares of restricted stock to certain employees of LeapFrogRx (see Note 8).

Included in the Company’s consolidated statement of operations for the fiscal year ended September 30, 2012, were revenues of approximately $6.0 million from LeapFrogRx since its acquisition in January 2012.

Pro Forma Results (Unaudited)

Pro forma results assuming that the acquisition had occurred as of October 1, 2010 would have resulted in total revenues and net income of $74.4 million and $1.0 million, respectively, for the fiscal year ended September 30, 2011 and total revenues and net loss of $87.5 million and $5.8 million, respectively, for the fiscal year ended September 30, 2012.

5. Financial Instruments

The table below sets forth the Company’s cash equivalents and liabilities as of September 30, 2011 and 2012 which are measured at fair value on a recurring basis by level within the fair value hierarchy. The assets are classified based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
	(in thousands)
As of September 30, 2011:
Assets:
Cash equivalents:
Money market funds	$17,870	$—	$—	$17,870

Liabilities:
Convertible preferred stock warrant (Note 7)	$—	$—	$403	$403

As of September 30, 2012:
Assets:
Cash equivalents:
Money market funds	$14,387	$—	$—	$14,387

Liabilities:
Contingent consideration in connection with a business acquisition (Note 4)	$—	$—	$354	$354
Convertible preferred stock warrant (Note 7)	$—	$—	$748	$748

MODEL N, INC.

Notes to Consolidated Financial Statements

Cash equivalents in the above table exclude $0.6 million and $1.4 million held in cash by the Company in its bank accounts as of September 30, 2011 and 2012, respectively.

There were no transfers of assets and liabilities measured at fair value between Level 1 and Level 2, or between Level 2 and Level 3, during the fiscal years ended September 30, 2011 and 2012.

6. Commitments and Contingencies

Leases

The Company leases facilities under noncancelable operating leases, and leases certain computer equipment under capital leases and acquired certain equipment under an equipment loan. The operating lease for the Company’s facilities in Redwood City, California was renewed for an additional 36 months beginning in July 2011. Rent expense under noncancelable operating leases for the fiscal years ended September 30, 2010, 2011 and 2012 was $0.9 million, $1.1 million and $1.5 million, respectively.

Multiple capital leases in the total amount of $1.3 million and $0.1 million for computer equipment were executed during the fiscal years ended September 30, 2011 and 2012, respectively, with two to three year terms. The leases contain an option to purchase at fair market value at the end of the term.

Loan Financing Arrangements

In October 2010, the Company entered into an amended and restated loan and security agreement with a lender and refinanced its revolving credit facility with a term loan of $7.5 million. The principal amount outstanding bears a fixed interest rate at 8.0% per annum. This amended and restated loan and security agreement required interest only payments until October 1, 2011 and thirty–six (36) equal monthly installments of principal with accrued interest thereafter until maturity on October 1, 2014. In connection with the amended and restated loan and security agreement, a warrant to purchase 259,965 shares of Series C Preferred Stock at an exercise price of $1.154 per share was issued to the lender (see Note 7). The Company pledged all assets excluding any intellectual property to the lender as collateral.

As of September 30, 2011 and 2012, the Company had outstanding borrowings of $7.5 million and $5.2 million, respectively. For the fiscal years ended September 30, 2010, 2011 and 2012, the Company recorded interest expense of $0.2 million, $0.5 million and $0.5 million, respectively.

MODEL N, INC.

Notes to Consolidated Financial Statements

As of September 30, 2012, future minimum payments under operating leases, capital leases and loan obligations were as follows:

		Operating Leases	Capital Lease	Loan Obligations	Total
		(in thousands)
	2013	$1,690	$645	$2,829	$5,164
	2014	1,322	329	2,626	4,277
	2015	398	—	210	608
	2016	295	—	—	295
	2017	168			168
	Thereafter	115	—	—	115

	Total future minimum payments	$3,988	$974	$5,665	$10,627

	Less: Amounts representing interest payments		(70)	(457)

	Obligations excluding interest		904	5,208

Less:	Current portion		(555)	(2,500)
	Discount		—	(81)

	Noncurrent portion		$349	$2,627

Indemnification Obligations

Each of the Company’s software licenses contains the terms of the contractual arrangement with the customer and generally includes certain provisions for defending the customer against any claims that the Company’s software infringes upon a patent, copyright, trademark, or other proprietary right of a third party. The software license also provides for indemnification by the Company of the customer against losses, expenses, and liabilities from damages that may be assessed against the customer in the event the Company’s software is found to infringe upon such third party rights.

The Company has not had to reimburse any of its customers for losses related to indemnification provisions, and there were no material claims against the Company outstanding as of September 30, 2011 and 2012. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the software license, the Company cannot estimate the amount of potential future payments, if any, related to indemnification provisions.

As permitted under Delaware law, the Company has indemnification arrangements with respect to its officers and directors, indemnifying them for certain events or occurrences while they serve as officers or directors of the Company.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings arising from the normal course of its business activities. The Company is not presently a party to any litigation the outcome of which, it believes, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its financial position, results of operations, or cash flows.

MODEL N, INC.

Notes to Consolidated Financial Statements

7. Convertible Preferred Stock and Common Stock

Convertible Preferred Stock

As of September 30, 2011 and 2012, convertible preferred stock was comprised of the following:

				Shares		Aggregate
	Year	Issuance	Shares	Issued and	Carrying	Liquidation
	Issued	Price	Authorized	Outstanding	Value	Value
	(in thousands, except per share price)
Series A Preferred Stock	2000	$0.500	2,000	2,000	$1,000	$1,000
Series B Preferred Stock	2000	$3.500	8,571	8,571	29,800	30,000
Series C Preferred Stock	2004	$1.154	10,000	9,532	10,976	11,000

Total Convertible Preferred Stock			20,571	20,103	$41,776	$42,000

Voting

The holders of our convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

Dividends

The holders of our convertible preferred stock are entitled to receive, when and if declared by our Board of Directors (the Board), non-cumulative dividends equal to $0.04, $0.28 and $0.09 per share per annum for Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, subject to adjustments, respectively. No dividends have been declared on Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

Redemption

Shares of convertible preferred stock are not mandatorily redeemable by the Company or at the option of the preferred stockholders, other than the liquidation preferences on the shares of the Company’s convertible preferred stock.

Conversion

Each share of Series A Preferred Stock and Series C Preferred Stock is, at the option of the holder, convertible into shares of common stock on a one-for-one basis and is subject to adjustments for dilutive issuances. Each share of Series B Preferred Stock is, at the option of the holder, convertible into 1.192095 shares of common stock, subject to adjustments for dilutive issuances.

The outstanding shares of Series A Preferred Stock and Series B Preferred Stock automatically convert into common stock on the completion of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $25.0 million in aggregate cash proceeds and the offering price per share is at least $7.00. The outstanding shares of Series C Preferred Stock automatically convert into common stock on the completion of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $40.0 million in aggregate cash proceeds and the offering price per share is at least $3.46.

MODEL N, INC.

Notes to Consolidated Financial Statements

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of Series C Preferred Stock are entitled to, prior and in preference to the holders of common stock and Series A Preferred Stock and Series B Preferred Stock, a liquidation preference of $1.154 per share plus any declared but unpaid dividends. Also, upon the occurrence of such event, holders of Series A Preferred Stock and Series B Preferred Stock are entitled to, prior and in preference to holders of common stock, a liquidation preference of $0.50 and $3.50 per share, respectively, plus any declared but unpaid dividends. Any remaining assets of the Company shall be distributed pro-rata among the holders of the Company’s common stock. These liquidity features cause the Company’s convertible preferred stock to be classified as mezzanine equity, rather than a component of stockholders’ deficit.

Convertible Preferred Stock Warrant

On October 19, 2010, in connection with the loan agreement described in Note 6, the Company issued a warrant to purchase 259,965 shares of Company’s Series C Preferred Stock at an exercise price of $1.154 per share. The warrant is exercisable in whole or in part at any time on or before the expiration date of the 10-year anniversary from the issuance date. After the completion of this offering, this warrant will become exercisable for the same number of shares of common stock at the same exercise price per share.

The fair value of the outstanding warrant is classified within non-current liabilities on the consolidated balance sheets, and any changes in fair value are recognized as a component of other income (expenses), net in the consolidated statements of operations. The fair value of the warrant at issuance was $0.2 million (recorded as debt discount and amortized to interest expense over the loan term). Using the Black-Scholes-Merton option-pricing model, the Company determined the fair value of each share issuable pursuant to the warrant to be $1.55 and $2.88 as of September 30, 2011 and 2012, respectively. The fair value of the warrant was estimated using the following assumptions.

	Years Ended September 30,
	2011	2012
Risk-free interest rate	2.35%	0.83%
Dividend yield	—	—
Volatility	40%	53%
Expected term (in years)	9.05	8.05

The change in the fair value of the convertible preferred stock warrant liability is summarized below:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Opening balance	$—	$—	$403
Issuance of convertible preferred stock warrant	—	160	—
Increase in fair value	—	243	345

Closing balance	$—	$403	$748

MODEL N, INC.

Notes to Consolidated Financial Statements

Common Stock

Common stock reserved for future issuance is as follows:

	As of September 30,
	2011	2012
	(in thousands)
Convertible preferred stock	21,750	21,750
Convertible preferred stock warrant	260	260
Stock option plans
Outstanding	11,360	13,737
Available for grant	2,968	2,947

Total common stock reserved for stock options	14,328	16,684

Total common stock reserved for future issuance	36,338	38,694

No dividends have been declared on the Company’s common stock.

8. Stock-Based Compensation

The Board adopted the 2000 Stock Plan (2000 Plan) under which employees, directors and other eligible participants may be granted incentive stock options or nonstatutory stock options to purchase shares of the Company’s common stock. Stock purchase rights may also be granted under the 2000 Plan. The exercise price of the stock options shall not be less than the estimated fair value of the underlying shares of the common stock on the grant date. The fair value per share of the common stock is determined based on the factors such as the valuation studies, market conditions, industry trends, the company’s plans and projections. Options that expire are canceled and returned to the 2000 Plan. Shares of restricted common stock that are unvested may be repurchased by the Company and returned to the 2000 Plan. Options generally vest over four years and expire ten years from the date of grant.

On June 15, 2010, the Company’s Board adopted the 2010 Equity Incentive Plan (2010 Plan) under which employees, directors, and other eligible participants of the Company or any subsidiary of the Company may be granted incentive stock options, nonstatutory stock options and all other types of awards to purchase shares of the Company’s common stock. The total number of shares reserved and available for grant and issuance pursuant to this 2010 Plan consists of (a) any authorized shares not issued or subject to outstanding grants under the 2000 Plan on the adoption date, (b) shares that are subject to issuance upon exercise of options granted under the Plan but cease to exist for any reason other than exercise of such options; and (c) shares that were issued under the Plan which are repurchased by the Company at the original issue price or forfeited. The exercise price of the options shall not be less than the estimated fair value of the underlying shares of the common stock on the grant date. The fair value per share of the common stock is determined based on the factors such as the valuation studies, market conditions, industry trends, the Company’s plans and projections. Options that expire are canceled and returned to the 2010 Plan. Shares of restricted common stock that are unvested may be repurchased by the Company and returned to the 2010 Plan. Options generally vest over four years and expire ten years from the date of grant.

MODEL N, INC.

Notes to Consolidated Financial Statements

Stock-based compensation included in expenses above is as follows:

	Years Ended September 30
	2010	2011	2012
	(In thousands)
Cost of revenues:
License and implementation	$134	$92	$298
SaaS and maintenance	41	29	561
Research and development	133	127	297
Sales and marketing	173	108	1,103
General and administrative	276	175	262

Total stock-based compensation	$757	$531	$2,521

Stock Options

The following table summarizes activities under the Plan:

		Outstanding Awards
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price	Number of Restricted Stock Units	Number of Restricted Stock Awards
	(in thousands, except exercise price)
Balance at September 30, 2009	1,834	11,449	$0.51	—	—
Granted	(1,717)	1,717	0.58	—	—
Exercised/released	—	(182)	0.30	—	—
Forfeited	523	(523)	0.70	—	—
Expired	251	(251)	0.51	—	—

Balance at September 30, 2010	891	12,210	$0.51	—	—
Increase in shares reserved	2,798	—	—	—	—
Granted	(2,036)	2,036	0.62	—	—
Exercised/released	—	(1,571)	0.27	—	—
Forfeited	319	(319)	0.60	—	—
Expired	996	(996)	0.78	—	—

Balance at September 30, 2011	2,968	11,360	0.54	—	—
Increase in shares reserved	4,000	—	—	—	—
Granted	(5,365)	4,705	3.35	60	600
Exercised/released	—	(1,044)	0.58	—	(600)
Forfeited	846	(846)	1.48	—	—
Expired	498	(498)	0.53	—	—

Balance at September 30, 2012	2,947	13,677	$1.45	60	—

MODEL N, INC.

Notes to Consolidated Financial Statements

The following table summarizes the significant range of the outstanding and exercisable options as of September 30, 2012:

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Prices	Number of Shares Subject to Outstanding Options	Weighted Average Contractual Term (in Years)	Weighted Average Exercise Price	Number of Shares Subject to Exercisable Shares	Weighted Average Exercise Price
	(in thousands, except contractual term and exercise price)
$0.10 - $0.26	3,049	2.79	$0.17	3,048	$0.17
0.41 - 0.58	2,975	6.98	0.56	2,062	0.55
0.66 - 1.51	3,272	5.12	0.85	3,168	0.85
2.24 - 3.63	2,163	9.08	2.74	640	2.25
$4.00	2,218	9.94	4.00	2	4.00

	13,677	6.41	1.45	8,920	0.65

The Company has recorded an expense of $0.8 million, $0.5 million and $1.3 million for the fiscal years ended September 30, 2010, 2011 and 2012, respectively. The Company has capitalized $0 and $12,000 for stock options as part of the software development cost included in property and equipment on the consolidated balance sheets for the fiscal years ended September 30, 2011 and 2012, respectively.

As of September 30, 2012, the Company had 12,325,229 shares subject to options that were fully vested and expected to vest, after estimated forfeitures, with a weighted average remaining contractual life of 6.08 years, weighted average exercise price of $1.25 and aggregate intrinsic value of $30.0 million. As of September 30, 2012, total unrecognized compensation costs related to unvested stock options was $4.0 million, which is expected to be recognized over a weighted-average period of 3.12 years.

The weighted-average fair value of options granted during the fiscal years ended September 30, 2010, 2011 and 2012 was $0.25, $0.26 and $1.50 per share, respectively. The aggregate intrinsic value of options exercised during the fiscal years ended September 30, 2010, 2011 and 2012 was $35,000, $0.6 million and $3.0 million, respectively. The total fair value of shares vested during the fiscal years ended September 30, 2010, 2011 and 2012 was $0.5 million, $0.5 million and $0.3 million, respectively.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Years Ended September 30,
	2010	2011	2012
Common stock valuation	$0.58	$0.62	$3.19
Risk-free interest rate	2.44%	2.00%	0.97%
Dividend yield	—	—	—
Volatility	40%	40%	50%
Expected term (in years)	6.02	6.08	6.01

The expected terms of options granted were calculated using the simplified method, determined as the average of the contractual term and the vesting period. Estimated volatility is derived from the historical closing prices of common shares of similar entities whose share prices are publicly available

MODEL N, INC.

Notes to Consolidated Financial Statements

for the expected term of the option. The risk-free interest rate is based on the U.S. Treasury constant maturities in effect at the time of grant for the expected term of the option. We use historical data to estimate the number of future stock option forfeitures.

Restricted Stock Awards Issued to Certain Employees in Connection with the LeapFrogRx Acquisition

In January 2012, the Company issued 600,000 shares of common stock to certain employees of LeapFrogRx in connection with the acquisition of LeapFrogRx. Of these shares, 400,000 shares were subject to repurchase as of September 30, 2012. For the fiscal year ended September 30, 2012, total stock-based compensation expense recognized was $1.2 million. As of September 30, 2012, there was $0.9 million of unrecognized compensation expense related to unvested stock. The expense is expected to be recognized over a weighted average period of 2.52 years. The total fair value on their respective vesting dates of restricted stock vested during the fiscal year ended September 30, 2012 was $0.7 million.

9. Income Taxes

The components of income (loss) before income taxes are as follows:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Domestic	$805	$1,098	$(6,114)
Foreign	(20)	556	722

Income (loss) before taxes	$785	$1,654	$(5,392)

The Company provides reserves for U.S. income taxes on the earnings of foreign subsidiaries, unless the subsidiaries’ earnings are considered indefinitely reinvested outside the United States. As of September 30, 2012, U.S. income taxes were not provided for on the cumulative total of $1.0 million undistributed earnings from its foreign subsidiaries. As of September 30, 2012, the unrecognized deferred tax liability for these earnings was not material to the Company’s consolidated financial statements.

MODEL N, INC.

Notes to Consolidated Financial Statements

The components of the provision for income taxes are as follows:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Current
Federal	$(8)	$—	$—
State	106	31	8
Foreign	63	141	267

	161	172	275

Deferred
Federal	—	—	23
State	—	—	3
Foreign	—	—	—

	—	—	26

Total provision for income taxes	$161	$172	$301

Reconciliation of the statutory federal income tax to the Company’s effective tax:

	Years Ended September 30,
	2010	2011	2012
	(in thousands)
Tax at statutory federal rate	$282	$563	$(1,833)
State tax, net of federal benefit	54	81	(214)
Permanent differences	273	308	87
Foreign tax rate differential	70	(48)	22
Change in valuation allowance	(2,234)	(435)	2,670
Research and development tax credits	(472)	(511)	(393)
Change in state effective rate	2,189	266	—
Other	(1)	(52)	(38)

Total provision for income taxes	$161	$172	$301

Deferred tax assets and liability consisted of the following:

	As of September 30,
	2011	2012
	(in thousands)
Deferred tax assets
Depreciation and amortization	$772	$388
Accruals and other	1,106	2,097
Deferred revenue	442	1,829
Net operating loss carryforward	18,204	18,479
Research and development tax credits	4,321	4,722

Total deferred tax assets	24,845	27,515
Valuation allowance	(24,845)	(27,515)

Net deferred tax assets	$—	$—

Deferred tax liability, noncurrent Intangible assets	$—	$26

MODEL N, INC.

Notes to Consolidated Financial Statements

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets as of September 30, 2011 and 2012 due to the uncertainty of realizing future tax benefits from its NOL carry forwards and other deferred tax assets. The net change in the total valuation allowance for the fiscal year ended September 30, 2012 was an increase of approximately $2.7 million.

As of September 30, 2012, the Company had federal and state NOL carry forwards of approximately $47.2 million and $35.0 million, respectively, expiring beginning in 2021 for federal and 2013 for state. As of September 30, 2012, the Company had federal and state research credit carry forwards of approximately $3.1 million and $4.2 million, respectively, expiring beginning in 2020 for federal and indefinitely for state.

Internal Revenue Code Section 382 places a limitation (Section 382 Limitation) on the amount of taxable income that can be offset by NOL carry forwards after a change in control over a specified period of a loss corporation. The State of California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carry forwards in excess of the Section 382 Limitation. An IRC Section 382 analysis has been performed as of September 30, 2012 and the Company determined there would be no effect on the NOL deferred tax asset.

As of September 30, 2012, the Company had unrecognized tax benefits of approximately $1.7 million. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next twelve months. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of September 30, 2012, there is a liability of $0.2 million related to uncertain tax positions recorded on the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended September 30,
	2011	2012
	(in thousands)
Unrecognized tax benefits at the beginning of the period	$1,230	$1,438
Gross increase based on tax positions during the current period	208	245

Unrecognized tax benefits at the end of the period	$1,438	$1,683

MODEL N, INC.

Notes to Consolidated Financial Statements

10. Net Income (Loss) Per Share

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share attributable to common stockholders under the two-class method during the fiscal years ended September 30, 2010, 2011 and 2012:

	Years Ended September 30,
	2010	2011	2012
	(in thousands, except share and per share data)
Net Income (Loss) Attributable to Common Stockholders:
Numerator:
Basic:
Net income (loss)	$624	$1,482	$(5,693)
Assumed non-cumulative dividends to preferred stockholders	(624)	(1,482)	—
Undistributed earnings allocated to preferred stockholders	—	—	—

Net loss attributable to common stockholders, basic	$—	$—	$(5,693)

Diluted:
Adjustments to net loss for dilutive options and restricted stock	—	—	—

Net loss attributable to common stockholders, diluted	$—	$—	$(5,693)

Denominator:
Weighted Average Shares Used in Computing Net (Loss) per Share Attributable to Common Stockholders:
Basic and diluted	21,082,810	21,971,388	23,445,775

Net Loss per Share Attributable to Common Stockholders:
Basic and diluted	$—	$—	$(0.24)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Years Ended September 30,
	2010	2011	2012
Weighted average shares not used in computing net income (loss) per share attributable to common stockholders as considered anti-dilutive:
Stock options	11,568,317	12,117,790	12,268,961
Restricted stock awards	—	—	281,420
Preferred stock warrant	—	246,433	259,965

MODEL N, INC.

Notes to Consolidated Financial Statements

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share (unaudited) for the fiscal year ended September 30, 2012:

Year Ended September 30, 2012
(unaudited) (in thousands, except share and per share data)
Numerator:
Net loss	$(5,693)
Denominator:
Weighted average shares used in computing pro forma net income per share, basic	23,445,775
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	21,750,023

Weighted average shares used in computing pro forma net income per share, basic	45,195,798
Weighted average effect of dilutive stock options	—

Weighted average shares used in computing pro forma net income per share, diluted	45,195,798

Pro forma net loss per share:
Basic and diluted	$(0.13)

11. Geographic Information

Revenues from External Customers

Revenues from customers outside the United States were 11% and 12% of total revenues for the fiscal years ended September 30, 2011 and 2010 and less than 10% of total revenues for the fiscal year ended September 30, 2012.

Long-Lived Assets

The following table sets forth the Company’s property and equipment, net by geographic region:

	As of September 30,
	2011	2012
	(in thousands)
United States	$1,373	$3,335
Other	1,012	1,255

Total property and equipment, net	$2,385	$4,590

12. Subsequent Event

For the consolidated financial statements as of September 30, 2011 and 2012, and for each of the fiscal years ended September 30, 2010, 2011 and 2012, we evaluated subsequent events through December 10, 2012, the date the consolidated financial statements were issued.

                Shares

Common Stock

Prospectus

J.P. Morgan	Deutsche Bank Securities

Stifel Nicolaus Weisel

Pacific Crest Securities	Piper Jaffray	Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other	Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by us, other than underwriting discounts and commissions, in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the                 filing fee.

Amount Paid or to be Paid

SEC registration fee	$	*

FINRA filing fee		*

initial filing fee		*

Printing and engraving		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue sky fees and expenses		*

Transfer agent and registrar fees and expenses		*

Miscellaneous		*

Total	$	*

*	To be updated by amendment.

ITEM 14. Indemnification	of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends, stock purchases or redemptions); or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

In addition, the Registrant will enter into indemnity agreements with each of its current directors and executive officers prior to the completion of this offering. These agreements will provide for the indemnification of directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant.

The Registrant currently carries liability insurance for its directors and executive officers for securities matters.

The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors, executive officers and controlling persons for certain liabilities under the Securities Act, or otherwise.

The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers is sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities.

Since October 1, 2009, the Registrant has issued and sold the following unregistered securities:

(1) From October 1, 2009 to January 10, 2013, the Registrant granted options to purchase 9,118,399 shares of its common stock to its employees, directors, consultants and other service providers under its equity incentive plans, with exercise prices ranging from $0.00005 to $4.00 per share. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(2) From October 1, 2009 to January 10, 2013, the Registrant issued 3,599,857 shares of its common stock to its employees, directors, consultants and other service providers upon exercise of options granted by the Registrant under its equity incentive plans, with exercise prices ranging from $0.00005 to $2.24 per share. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(3) On October 19, 2010, the Registrant issued a Warrant to Purchase Stock exercisable for 259,965 shares of its Series C preferred stock to Silicon Valley Bank, with an exercise price of $1.154 per share. These securities were issued in reliance on Rule 506 of Regulation D promulgated under the Securities Act and/or Section 4(2) of the Securities Act.

(4) On January 18, 2012, the Registrant issued 600,000 shares of restricted stock to certain employees under its 2010 Equity Incentive Plan. These securities were issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

(5) On September 24, 2012, the Registrant granted a RSU to purchase 60,000 shares of common stock to an employee under its 2010 Equity Incentive Plan. This security was issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act.

No underwriters were involved in the foregoing sales of securities. With respect to the issuances of the securities described above deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D promulgated under the Securities Act, the recipients of securities in each such transaction represented that they were “accredited investors” and as to their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. With respect to the issuances exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act, all sales of common stock made pursuant to the Registrant’s equity incentive plans or any non-plan stock option, including pursuant to exercise of stock options, were made in reliance on Rule 701 under the Securities Act and/or Section 4(2) of the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number		Exhibit Title

1.01	*	Form of Underwriting Agreement.

3.01	**	Amended and Restated Certificate of Incorporation of the Registrant, in effect before the completion of this offering.

3.02	*	Form of Restated Certificate of Incorporation of Registrant, to be filed with the Delaware Secretary of State upon the completion of this offering.

3.03	**	Bylaws of the Registrant, in effect before the completion of this offering.

3.04	*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.01	*	Form of Registrant’s Common Stock certificate.

4.02	**	Amended and Restated Investor Rights Agreement dated December 12, 2003 by and among Registrant and certain of its stockholders.

4.03	**	Warrant to purchase shares of Series C preferred stock issued to Silicon Valley Bank, dated October 19, 2010.

5.01	*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01	*	Form of Indemnity Agreement to be entered into between Registrant and each of its officers and directors.

10.02	**	2000 Stock Plan and forms of stock option agreement and stock option exercise agreement.

10.03	**	2010 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

Exhibit Number		Exhibit Title

10.04	*	2013 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.05	*	2013 Employee Stock Purchase Plan.

10.06	**	Lease Agreement by and between Westport Office Park, LLC and Registrant dated March 24, 2006.

10.07	**	First Amendment to Lease by and between Westport Office Park, LLC and Registrant dated September 22, 2007.

10.08	**	Second Amendment to Lease by and between Westport Office Park, LLC and Registrant dated April 28, 2011.

10.09	**	Second Amended and Restated Loan and Security Agreement dated October 19, 2010 by and between Registrant and Silicon Valley Bank.

10.10	**	Employment offer letter dated June 14, 2012 by and between Registrant and Sujan Jain.

10.11	**	Employment offer letter dated August 21, 2012 by and between Registrant and Michael LaRoche.

21.01	**	Subsidiaries of Registrant.

23.01	*	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm.

23.02	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

24.01	**	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
**	Previously submitted.

(b) Financial Statement Schedules.

All financial statement schedules have been omitted because they are either inapplicable or the required information has been given in the Registrant’s consolidated financial statements or the notes thereto.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on the 14th day of January 2013.

MODEL N, INC.

BY:	/S/ ZACK RINAT
Zack Rinat
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/S/ ZACK RINAT Zack Rinat	Chairman and Chief Executive Officer (Principal Executive Officer)	January 14, 2013

/S/ SUJAN JAIN Sujan Jain	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 14, 2013

Additional Directors:

* James W. Breyer	Director	January 14, 2013

* Sarah Friar	Director	January 14, 2013

* Mark Garrett	Director	January 14, 2013

* Charles J. Robel	Director	January 14, 2013

*By:	/S/ SUJAN JAIN
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Exhibit Title

1.01	*	Form of Underwriting Agreement.

3.01	**	Amended and Restated Certificate of Incorporation of the Registrant, in effect before the completion of this offering.

3.02	*	Form of Restated Certificate of Incorporation of Registrant, to be filed with the Delaware Secretary of State upon the completion of this offering.

3.03	**	Bylaws of the Registrant, in effect before the completion of this offering.

3.04	*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.01	*	Form of Registrant’s Common Stock certificate.

4.02	**	Amended and Restated Investor Rights Agreement dated December 12, 2003 by and among Registrant and certain of its stockholders.

4.03	**	Warrant to purchase shares of Series C preferred stock issued to Silicon Valley Bank, dated October 19, 2010.

5.01	*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01	*	Form of Indemnity Agreement to be entered into between Registrant and each of its officers and directors.

10.02	**	2000 Stock Plan and forms of stock option agreement and stock option exercise agreement.

10.03	**	2010 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.04	*	2013 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.

10.05	*	2013 Employee Stock Purchase Plan.

10.06	**	Lease Agreement by and between Westport Office Park, LLC and Registrant dated March 24, 2006.

10.07	**	First Amendment to Lease by and between Westport Office Park, LLC and Registrant dated September 22, 2007.

10.08	**	Second Amendment to Lease by and between Westport Office Park, LLC and Registrant dated April 28, 2011.

10.09	**	Second Amended and Restated Loan and Security Agreement dated October 19, 2010 by and between Registrant and Silicon Valley Bank.

10.10	**	Employment offer letter dated June 14, 2012 by and between Registrant and Sujan Jain.

10.11	**	Employment offer letter dated August 21, 2012 by and between Registrant and Michael LaRoche.

21.01	**	Subsidiaries of Registrant.

23.01	*	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm.

23.02	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

24.01	**	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
**	Previously submitted.